UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2014

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

ANNUAL BUSINESS REPORT

(From January 1, 2013 to December 31, 2013)

THIS IS A SUMMARY OF THE ANNUAL BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY,” “WE,” “US,” OR “OUR” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

IN ADDITION TO PREPARING FINANCIAL STATEMENTS IN ACCORDANCE WITH K-IFRS AS ADOPTED BY THE KOREAN ACCOUNTING STANDARDS BOARD (THE “KASB”) INCLUDED HEREIN, WE ALSO PREPARE FINANCIAL STATEMENTS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) AS ADOPTED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (THE “IASB”) WHICH WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM 20-F.

BEGINNING WITH OUR FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH K-IFRS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012, WE ARE REQUIRED TO ADOPT CERTAIN AMENDMENTS TO K-IFRS NO. 1001, PRESENTATION OF FINANCIAL STATEMENTS, AS ADOPTED BY THE KASB IN 2012. THE AMENDMENTS REQUIRE OPERATING INCOME, WHICH IS CALCULATED AS OPERATING REVENUE LESS OPERATING EXPENSE, TO BE SEPARATELY PRESENTED IN THE CONSOLIDATED STATEMENT OF INCOME. OPERATING EXPENSE REPRESENTS EXPENSES INCURRED IN OUR MAIN OPERATING ACTIVITIES AND INCLUDES COST OF PRODUCTS THAT HAVE BEEN RESOLD AND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.

IN OUR CONSOLIDATED STATEMENTS OF INCOME PREPARED IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB, SUCH CHANGES IN PRESENTATION WERE NOT ADOPTED. AS A RESULT, THE PRESENTATION OF OPERATING INCOME IN OUR CONSOLIDATED STATEMENTS OF INCOME PREPARED IN ACCORDANCE WITH
K-IFRS INCLUDED HEREIN DIFFERS FROM THE PRESENTATION OF OPERATING INCOME FROM CONTINUING OPERATIONS IN THE CONSOLIDATED STATEMENTS OF INCOME PREPARED IN ACCORDANCE WITH IFRS AS ISSUED BY THE IASB FOR THE CORRESPONDING PERIODS.

I.	COMPANY OVERVIEW

1.	Company Overview

Starting in the first quarter of 2011, the Company prepares and reports its financial statements under K-IFRS. The transition date of the Company and its consolidated subsidiaries to K-IFRS is January 1, 2010 and the adoption date is January 1, 2011. The Company’s annual business report for the year ended December 31, 2013 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2013 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	241,977	Material
M&Service Co., Ltd.	Feb. 10, 2000	Online information services	48,493
SK Communications Co., Ltd.	Sep. 19, 1996	Internet portal and other Internet information services	265,819	Material
Stonebridge Cinema Fund	Sep. 30, 2005	Investment partnership	10,965
Commerce Planet Co., Ltd.	Jul. 1, 1997	Online shopping mall operation services	34,007
SK Broadband Co., Ltd.	Sep. 26, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,035,657	Material
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	43,779
Hwaitec Focus Investment Partnership 2	Dec. 12, 2008	Investment partnership	22,547
Open Innovation Fund	Dec. 22, 2008	Investment partnership	43,394
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	317,613	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	48,956
Service Top Co., Ltd.	Jul 1, 2010	Customer center management services	43,332
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	165,818	Material
BNCP Co., Ltd.	Dec. 7, 2009	Internet services	24,000
SK Planet Co., Ltd.	Oct. 1,2011	Telecommunication and platform services	1,647,965	Material
SK Planet Japan, K.K.	Mar. 14, 2012	Digital contents sourcing services	47
SK Planet Global PTE, LTD.	Aug. 10, 2012	Digital contents sourcing services	636
SK Planet America LLC	Jan. 27, 2012	Digital contents sourcing services	6,669
SKP Global Holdings PTE, LTD.	Aug. 10 , 2012	Holding company for overseas commerce	—
SK Global Healthcare Business Group, Ltd.	Sep. 14, 2012	Investment	25,784
Technology Innovation Partners, L.P.	Jun. 24, 2011	Investment	27,975
SK Telecom China Fund I L.P.	Sep. 14, 2011	Investment	3,213
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment	35,233
Shenzhen E-eye High Tech Co., Ltd.	Apr. 1, 2000	Telematics manufacturing	18,915

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2013 (millions of Won)	Material Subsidiary*
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	38,331
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	36,378
YTK Investment Ltd.	Jul. 1, 2010	Investment	64,036	Material
Atlas Investment	Jun. 24, 2011	Investment	50,723	Material

*	Material Subsidiary means a subsidiary with total assets of Won 50 billion or more as of the end of the latest fiscal year.

A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. Since the introduction of services employing LTE technology in July 2011, the telecommunications market for such services has grown as demand for fast data transfer speeds and differentiated services has increased. Having reached one million subscribers by January 2012 and over 10 million subscribers by April 2013, the Company has solidified its leadership position in LTE services as it has done with its 3G services. In June 2013, the Company became the first telecommunications service provider in the world to provide commercial LTE-Advanced (“LTE-A”) services using carrier aggregation technology. In September 2013, beginning with the Seoul area, the Company also began offering wideband LTE service, which utilizes the 1.8 GHz band to enhance the customer experience of new and existing LTE customers. The Company is also improving the profitability of its wireless business through efficient capital expenditures and marketing and enhancement of marketing network and products.

In the business-to-business area, the Company is strengthening its solutions business through the implementation of five main solution products: Smart Store, Smart Work, Smart Cloud, Green & Safety and M–Ad & Payment. Since the commercial launch of its mobile IPTV services, “B tv Mobile,” in October 2012, the Company has gained over one million paying subscribers as of March 2014. The Company is the first telecommunications services provider in the world to provide full high definition streaming services using its LTE-A network. With increasing video on demand usage and the potential to expand into other business areas such as advertising and shopping, the Company expects that the mobile IPTV services business will grow in the mid- to long-term.

In addition, in order to strengthen our sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products to its customers through PS&Marketing Co., Ltd. (“PS&Marketing”), one of its subsidiaries. Furthermore, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks (including its CDMA, WCDMA and LTE networks), provides customers with quality network services and provides the Company with technological know-how in network operations.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. With the adoption of K-IFRS in 2011, our broadband and fixed-line services segment also includes multimedia services and IPTV services.

(3)	Other businesses

With respect to the Company’s commerce business, 11th Street, continues to gain market share, is a platform service that connects various sellers and purchasers online. In the loyalty marketing business area, the Company provides an increasing number of products involving OK Cashbag points in order to attract new customers and retain existing customers. Since its inception in 1999, OK Cashbag, owned by SK Planet Co., Ltd. (“SK Planet”) continues to be Korea’s largest loyalty mileage program with 37 million members. In the location-based services business area, users of the Company’s T-Map Navigation service reached 19.2 million as of December 31, 2013. T-Map Navigation provides real time traffic information and various local information. Utilizing location-based service technology in other services, including leisure, logistics and travel services, the Company provides increased convenience and added value to customers. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, T Store, which had 21.8 million subscribers as of December 31, 2013 and which the Company plans to expand globally. In the media business area, the Company provides “Hoppin” service that enables subscribers to access various multimedia contents through personal computers, mobile devices and other digital devices. In the advertising business area, the Company is engaged in advertisement production, promotion services and research and consulting services to substantively help businesses increase their value in a rapidly evolving business environment.

SK Communications Co., Ltd. (“SK Communications”) provides integrated Internet portal services through NATE and instant messaging services through NATE-ON. Key sources of revenue for SK Communications are display advertising, search engine-based advertising, and contents and other services. Display advertising consists of image, video and Flash-based multimedia advertising carried on NATE and NATE-ON and aims to give greater exposure to the advertiser’s brand name to the public. The increased effectiveness of online media as an advertising outlet has resulted in a greatly expanded advertiser base, and the increasing variety in the format of advertising has contributed to the growth of display advertising. Search engine-based advertising refers to the type of advertising that embeds advertisements within search results produced by searches of certain keywords on the NATE portal site. Search engine-based advertising has a certain appeal to small and medium-sized advertisers. Contents and other services include contents sales and providing certain types of services. Revenues from contents and other services are generated through revenues from NATE-ON instant messaging, custom decorations for mobile phones, cartoon strips, fortunetelling, movies and other contents services. In addition, SK Planet receives revenue from its services agreement with the Company in connection with operation of WAP wireless NATE services and application development.

In order to find future growth engines and strengthen the Company’s competitiveness, the Company has made strategic investments in YTK Investment Ltd. and Atlas Investment, both investment fund companies.

See “II-1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
May 27, 2011	Corporate bond	AAA	Korea Ratings	Regular rating
June 13, 2011	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
June 23, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
December 12, 2011	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
December 13, 2011	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
December 16, 2011	Corporate bond	AAA	Korea Ratings	Current rating
June 21, 2012	Corporate bond	AAA	Korea Ratings	Regular rating
June 22, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
June 29, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating
August 10, 2012	Corporate bond	AAA	Korea Ratings	Current rating
August 14, 2012	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
August 14, 2012	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Current rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Current rating
April 11, 2013	Corporate bond	AAA	Korea Ratings	Regular rating
April 11, 2013	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 11, 2013	Corporate bond	AAA	NICE Investors Service Co., Ltd.	Regular rating

*	Rating definition: “AAA”—The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
May 27, 2011	CP	A1	Korea Ratings	Current rating
June 13, 2011	CP	A1	Korea Information Evaluation Association	Current rating
June 23, 2011	CP	A1	Korea Investors Service, Inc.	Current rating
December 12, 2011	CP	A1	Korea Investors Service, Inc.	Regular rating
December 13, 2011	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
December 16, 2011	CP	A1	Korea Ratings	Regular rating
June 21, 2012	CP	A1	Korea Ratings	Current rating
June 22, 2012	CP	A1	Korea Investors Service, Inc.	Current rating
June 29, 2012	CP	A1	NICE Investors Service Co., Ltd.	Current rating
December 14, 2012	CP	A1	Korea Investors Service, Inc.	Regular rating
December 18, 2012	CP	A1	Korea Ratings	Regular rating
December 18, 2012	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
April 11, 2013	CP	A1	Korea Ratings	Current rating
April 11, 2013	CP	A1	Korea Investors Service, Inc.	Current rating
April 11, 2013	CP	A1	NICE Investors Service Co., Ltd.	Current rating
November 29, 2013	CP	A1	Korea Ratings	Regular rating
December 18, 2013	CP	A1	Korea Investors Service, Inc.	Regular rating
December 20, 2013	CP	A1	NICE Investors Service Co., Ltd.	Regular rating

*	Rating definition: “A1”—Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
June 6, 2012	Bonds denominated in Swiss Franc	A-	Fitch Inc.	Current rating
June 4, 2012	Bonds denominated in Swiss Franc	A3	Moody’s Investors Service	Current rating
June 7, 2012	Bonds denominated in Swiss Franc	A-	Standard & Poor’s Rating Services	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

2.	Company History

March 2008: Purchased shares of SK Broadband Co., Ltd. (formerly Hanaro Telecom)

May 2009: Participated in the public share offering of SK Broadband Co., Ltd.

September 2009: Acquired leased line and related other business of SK Networks Co., Ltd.

February 2010: Purchased shares of Hana Card Co., Ltd.

October 2011: SK Planet Co., Ltd. was spun off from the Company.

February 2012: Purchased shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

A.	Location of Headquarters

-	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

-	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

-	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

-	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

-	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the Extraordinary General Meeting of Shareholders held on August 31, 2011, Jun Ho Kim was elected as an inside director and Jin Woo So resigned from the Company’s board of directors to transfer to an affiliate of the Company. At the 28th General Meeting of Shareholders held on March 23, 2012, (1) Young Tae Kim and Dong Seob Jee were elected as inside directors, (2) Hyun Chin Lim was re-elected as an independent director, and (3) Hyun Chin Lim was re-elected as a member of the audit committee of the Company’s board of directors. At the 29th General Meeting of Shareholders held on March 22, 2013, Dae Sik Cho was elected as an inside director and Dae Shick Oh was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On March 23, 2012, SK hynix Inc., which became our subsidiary in February 2012, changed its name to SK hynix Inc. from Hynix Semiconductor Inc. in accordance with a resolution at its annual general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

[SK Telecom]

(1)	Spin-off

In accordance with the resolution of the Company’s board of directors on July 19, 2011 and the resolution of the shareholders’ meeting on August 31, 2011, the Company spun off its platform business and established SK Planet Co., Ltd. effective as of October 1, 2011. The registration of the spin-off was completed on October 5, 2011. Set forth below are important details of the spin-off.

Description	Detail
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (Spin-off Company)
Effective Date	October 1, 2011

Set forth below is a summary of the Company’s financial position before and after the spin-off.

		(in millions of Won)
Description	Before the spin-off (As of September 30, 2011)	After the spin-off (As of October 1, 2011)
	SK Telecom Co., Ltd.	SK Telecom Co., Ltd.	SK Planet Co., Ltd.
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463
Total Shareholders’ Equity	11,726,286	11,726,286	1,230,074

The schedule of the spin-off is set forth below.

Category		Date
Board resolution on spin-off		July 19, 2011
Record Date for Determination of Shareholders for the Shareholders’ Meeting for Spin-off		August 4, 2011
Shareholders’ Meeting for Approval of Spin-off Plan		August 31, 2011
Date of Spin-off		October 1, 2011
Shareholders’ Meeting for Report of Spin-off and Inaugural Meeting of Shareholders		October 4, 2011
Registration of Spin-off		October 5, 2011

Others	Notice of closure of shareholders register Period of closure of shareholders register Public notice of shareholders’ meeting Dispatch of notice of shareholders’ meeting	July 20, 2011 August 5, 2011 ~ August 8, 2011 August 10, 2011 and August 12, 2011 August 12, 2011

-	Changes in shareholding, including majority shareholder

Not applicable because the spin-off is a simple vertical spin-off.

-	Appraisal rights of shareholders

Not applicable because the spin-off is a simple vertical spin-off.

-	Protection of creditors

In accordance with Article 530-1 Paragraph 1, both SK Telecom and SK Planet will be jointly and severally liable for the payment of all obligations of SK Telecom incurred prior to the spin-off.

-	Allocation of new shares

In accordance with Articles 530-2 through 530-12, the spin-off is a simple vertical spin-off and all shares of SK Planet were allocated to SK Telecom.

(2)	Acquisition of shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.)

In accordance with the resolution of the Company’s board of directors on November 14, 2011, the Company purchased 146,100,000 shares of SK hynix Inc. (formerly, Hynix Semiconductor Inc.) (“SK Hynix”) (aggregate purchase price of Won 3,374,726 million) on February 14, 2012 in order to acquire control of SK Hynix. The Company had a 21.05% equity interest in SK Hynix after the purchase. The Company’s equity interest in SK Hynix decreased to 20.6% after certain convertible bonds issued by SK Hynix were converted into shares upon the exercise of conversion rights by their holders during the three months ended September 30, 2013.

(3)	Merger of SK Planet and SK Marketing & Company Co., Ltd.

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company Co., Ltd. (“SK Marketing & Company”), a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, SK M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013.

[SK Broadband]

(1)	Merger

On July 26, 2012, the board of directors of SK Broadband resolved to merge Broadband D&M Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M Co., Ltd.’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On October 25, 2012, the board of directors of SK Broadband resolved to merge Broadband CS Co., Ltd., its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS Co., Ltd.’s customer service business to Service Ace Co., Ltd. The merger was effective as of December 26, 2012. In connection with this merger, SK Broadband did not issue any new shares.

On January 3, 2013, the board of directors of SK Broadband approved the merger of Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband. The merger was effective as of March 22, 2013 and was recorded as of March 25, 2013. Please refer to the “Merger Completion Report” filed with the Financial Services Commission on March 25, 2013. In connection with this merger, SK Broadband did not issue any new shares.

[SK Planet]

(1)	Merger

On January 11, 2013, the Company acquired the remaining 50% equity stake in SK Marketing & Company, a company providing e-commerce and advertising services, from SK Innovation Co., Ltd. and gained control of both SK Marketing & Company and its subsidiary, SK M&Service Co., Ltd. The Company thereafter contributed the 100% equity stake in SK Marketing & Company to SK Planet and merged SK Marketing & Company into SK Planet as of February 1, 2013. In connection with this merger, the merger ratio between SK Planet and SK Marketing & Company was 1.2927317:1 and SK Planet issued 12,927,317 of its common stock.

On April 22, 2013, the board of directors of SK Planet resolved to merge Madsmart, Inc., its wholly-owned subsidiary, into SK Planet to enhance the competitiveness of its platform business and provide faster service to customers by merging the information and communication technology (“ICT”) capabilities of the two companies. The merger was effective as of June 1, 2013 and SK Planet did not issue any new shares in connection with the merger.

(2)	Disposition of shares of Loen Entertainment

During the year ended December 31, 2013, SK Planet sold 13,294,369 shares (52.6% ownership interest) of Loen Entertainment, a company engaged in the publishing of music and provision of online music services, to Star Invest Holdings Limited. Consideration for the sale amounted to Won 265,887 million, and following the disposition of shares, SK Planet’s ownership interests in Loen Entertainment decreased to 15.0%. As a result of the transaction, Loen Entertainment was excluded from scope of consolidation.

[SK Telink]

(1)	Merger

On July 22, 2010, the board of directors of SK Telink Co., Ltd. (“SK Telink”) approved the merger of TU Media Corp. into SK Telink effective as of November 1, 2010. In connection with this merger, SK Telink issued 256,763 shares of its common stock.

[SK Communications]

(1)	Disposition and acquisition of businesses

1.	Disposition of publishing business division

On April 10, 2009, SK Communications sold its publishing business division to Etoos for Won 4,785 million in accordance with the resolution of its board of directors of March 5, 2009.

2.	Acquisition of the “KUKU” division

On July 1, 2009, SK Communications purchased the “KUKU” division from SK I-Media Co., Ltd. for a purchase price of
Won 1,157 million, in accordance with the June 25, 2009 resolution of its board of directors.

3.	Disposition of the Spicus division

Pursuant to the July 23, 2009 resolution of its board of directors, SK Communications sold the Spicus division, its telephone English education division, to Spicus Inc., a subsidiary of Altos Ventures on August 1, 2009 for a purchase price of Won 1,493 million.

(2)	Disposition of shares

1.	Disposition of shares of Etoos

SK Communications sold all of its shares in Etoos to Cheong Sol pursuant to a resolution of its board of directors of October 19, 2009 and, as consideration, received Won 50 billion principal amount of convertible bonds. Pursuant to a resolution of its board of directors of July 23, 2010, SK Communications converted Won 25 billion principal amount, out of a total of Won 50 billion principal amount, of convertible bonds of Etoos into 701,000 shares of Etoos (15.58%). Pursuant to a resolution of its board of directors of January 13, 2012, SK Communications sold Won 20 billion principal amount, out of the remaining Won 25 billion principal amount, of convertible bonds of Etoos Education Co., Ltd. to Shinhan Private Equity Fund No. 2 at a price of Won 19 billion.

2.	Disposition of shares of SK i-Media

Pursuant to a resolution of its board of directors of October 17, 2011, SK Communications sold all shares of SK i-Media Co., Ltd. held by it to LK Media Tech Co., Ltd. at a price of Won 1 million.

3.	Disposition of shares of U-Land, an overseas entity

Pursuant to a resolution of its board of directors of December 21, 2011, SK Communications sold all of its 29.85% interest in U-Land, an overseas entity, to SK Planet at a price of Won 10 million.

4.	Disposition of shares of Service-In

On November 19, 2012, SK Communications sold all of its shares (80,000 common shares) in Service-In Co., Ltd., its subsidiary, to the chief executive officer of Service-In Co., Ltd., pursuant to a resolution of its board of directors of October 31, 2012.

E. Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On April 23, 2013, the Company issued two tranches of fixed-rate unsecured bonds in the principal amounts of Won 230 billion (with an annual interest rate of 3.03% and a maturity date of April 23, 2023) and Won 130 billion (with an annual interest rate of 3.22% and a maturity date of April, 23, 2033).

(2)	Issuance of hybrid securities

On June 7, 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which interest rate is adjusted five years after the date of issuance. The Company classified the hybrid securities as equity as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

(3)	Conversion of convertible notes

On April 7, 2009, the Company issued convertible notes with a maturity of five years in the principal amount of US$332,528,000 with an annual interest rate of 1.75%. In 2013, holders exercised their conversion rights with respect to an aggregate principal amount of US$326,023,000 of the convertible notes. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership. In connection with such conversion, the Company recognized Won 135,108 million in financial costs in 2013. On November 13, 2013, the Company exercised its early redemption right and on December 13, 2013, redeemed the US$6,505,000 principal amount of convertible notes not exercised for conversion by noteholders. A 20-day volume weighted average pricing formula was used for the delivery of cash made in place of treasury shares. Due to such calculation, the Company still had US$91,108,507 outstanding in payables as of December 31, 2013. The amount was delivered in full as of January 6, 2014.

[SK Broadband]

SK Broadband acquired subscriberships of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved purchase of subscriberships, SK Broadband did not believe such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

[SK Communications]

In July 2011, there was a leak of personal information of subscribers of NATE and Cyworld websites operated by SK Communications. As of December 31, 2013, twenty lawsuits were filed against SK Communications, alleging that the leak was caused by its poor management of subscribers’ personal information and seeking damages of approximately Won 5.5 billion. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for the relevant plaintiffs’ claims in part and SK Communications has appealed such judgments to the applicable high courts, where the cases are currently pending. Other cases remain pending at various district courts in Korea.

3.	Total Number of Shares

A.	Total Number of Shares

(As of December 31, 2013)	(Unit: in shares)
Classification	Share type			Remarks
	Common shares		Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—
II. Total number of shares issued to date	89,278,946	—	89,278,946	—
III. Total number of shares retired to date	8,533,235	—	8,533,235	—
a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—
IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—
V. Number of treasury shares	9,809,375	—	9,809,375	—
VI. Number of shares outstanding (IV-V)	70,936,336	—	70,936,336	—

On July 20, 2011, the Company publicly disclosed its plan to repurchase treasury shares. The Company repurchased 1.4 million shares of treasury shares from July 25, 2011 to September 30, 2011 through the Korea Exchange. For more information on the repurchase of treasury shares, please see public disclosures made on July 20, 2011 and October 5, 2011.

B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of December 31, 2013)								(Unit: in shares)
			Type of shares	At the beginning of period	Changes			At the end of period
Acquisition methods					Acquired (+)	Disposed (–)	Retired (–)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	7,086,028	—	—	—	7,086,028
			Preferred shares	—	—	—	—	—
		Direct over-the- counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
			Common shares	7,086,028	—	—	—	7,086,028
		Sub-total	Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	3,886,710	—	—	—	3,886,710
			Preferred shares	—	—	—	—	—

Other acquisition			Common shares	77,974	—	1,241,337	—	(1,163,363)
			Preferred shares	—	—	—	—	—

Total			Common shares	11,050,712	—	—	—	9,809,375
			Preferred shares	—	—	—	—	—

*	Due to the Company’s exercise of its early redemption right with respect to its convertible notes on November 13, 2013, the conversion right exercise period had expired by December 31, 2013 and there are no more treasury shares deposited with the Korea Securities Depository.

4.	Status of Voting Rights

(As of December 31, 2013)			(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	9,809,375	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A – B – C – D + E)	Common share	70,936,336	—
	Preferred share	—	—

5.	Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 27th General Meeting of Shareholders held on March 11, 2011.

-	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 330th Board of Directors’ Meeting on July 28, 2011.

(3)	Distribution of cash dividends was approved during the 28th General Meeting of Shareholders held on March 23, 2012.

-	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 344th Board of Directors’ Meeting on July 25, 2012.

(5)	Distribution of cash dividends was approved during the 29th General Meeting of Shareholders held on March 22, 2013.

-	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 357th Board of Directors’ Meeting on July 25, 2013.

(7)	Distribution of cash dividends was approved during the 30th General Meeting of Shareholders held on March 21, 2014.

-	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

B.	Dividends for the Last Three Fiscal Years

(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the year ended December 31, 2013	As of and for the year ended December 31, 2012	As of and for the year ended December 31, 2011
Par value per share (Won)		500	500	500
Net income		910,157	1,242,767	1,694,363
Net income per share (Won)		12,837	17,832	24,002
Total cash dividend		666,374	655,133	656,533
Total stock dividends		—	—	—
Percentage of cash dividend to available income (%)		73.2	52.7	38.7
Cash dividend yield ratio (%)	Common share	4.1	6.2	6.6
	Preferred share	—	—	—
Stock dividend yield ratio (%)	Common share	—	—	—
	Preferred share	—	—	—
Cash dividend per share (Won)	Common share	9,400	9,400	9,400
	Preferred share	—	—	—
Stock dividend per share (share)	Common share	—	—	—
	Preferred share	—	—	—

*	The above figures were prepared based on separate financial statements. Net income per share means basic net income per share.
*	The total cash dividend of Won 656,533 million for the year ended December 31, 2011 includes the total interim dividend amount of Won 71,095 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.
*	The total cash dividend of Won 655,133 million for the year ended December 31, 2012 includes the total interim dividend amount of Won 69,695 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.
*	The total cash dividend of Won 666,374 million for the year ended December 31, 2013 includes the total interim dividend amount of Won 70,508 million, and the cash dividend amount per share of Won 9,400 includes the interim cash dividend amount per share of Won 1,000.

II.	BUSINESS

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

1.	Business Overview

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Network maintenance services such as the operation of the Company’s base stations and related transmission and power facilities

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, pre-paid international card calling services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) services

Other business	SK Planet Co., Ltd.	Various platform services such as 11th Street, T Store, T-Map Navigation and Hoppin in the application, commerce and new media areas, among others
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	YTK Investment Ltd.	Established to strategically invest in funds in order to find future growth opportunities and strengthen the Company’s competitiveness
Atlas Investment

[Wireless Business]

A.	Industry Characteristics

As of December 31, 2013, the Korean mobile communication market can be considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

B.	Growth Potential

				(Unit: in 1,000 persons)
Classification		As of December 31,
		2013	2012	2011	2010	2009
Number of subscribers	SK Telecom	27,352	26,961	26,553	25,750	24,270
	Others (KT, LGU+)	27,328	26,663	25,954	25,062	23,675
	Total	54,680	53,624	52,507	50,767	47,944

*	Source: Ministry of Science, ICT and Future Planning (“MSIP”) website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. The importance of the business-to-business segment, which creates added value by selling and developing various solutions, is also growing. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

				(Unit: in percentages)
Classification	As of December 31,
	2013	2012	2011	2010	2009
Mobile communication services	50.0	50.3	50.6	50.6	50.6

*	Source: MSIP website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As of December 31, 2013, the Company recorded Won 16.6 trillion in revenue and Won 2.0 trillion in operating income on a consolidated basis and Won 12.9 trillion in revenue and Won 2.0 trillion in operating income on a separate basis.

The number of subscribers (including MVNO subscribers) as of December 31, 2013 was 27.35 million, an increase of approximately 390,000 from the previous year. In particular, the number of smartphone subscribers as of December 31, 2013 was 18.29 million, an increase of approximately 2.31 million from the previous year, including 13.5 million LTE subscribers, solidifying the Company’s market leadership. Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial LTE-A services in June 2013. In September 2013, the Company launched commercial wideband LTE services utilizing its newly acquired 1.8 GHz band. Following provision of such services throughout Seoul and other metropolitan cities, the Company plans to expand coverage nationwide by July 2014. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services, full high definition mobile IPTV streaming services, and ‘T Baseball Multiview,’ which allows users to watch multiple baseball games on one screen, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 16 years, 16 years and 14 years, respectively.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, 7Mobile, which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers with lower average revenue per user. An MVNO leases the networks of a mobile network operator (“MNO”) and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products which address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

[Fixed-line Business]

A.	Industry Characteristics

Mergers among fixed-line operators and wireless operators have accelerated the convergence within the Korean telecommunications industry, and with the advent in the wireless telecommunications industry of a market for wideband LTE services utilizing LTE frequencies allocated to wireless operators following the completion of frequency auctions in August 2013, a market structure has evolved in which groups with both fixed-line and wireless capabilities compete for greater market share to secure a more solid footing in the market by offering superior services. As subscribers to various bundled wireless and fixed-line products are continuing to increase, the IPTV business is evolving to satisfy diverse customer needs for media services through differentiated service offerings including mobile IPTV, bundled wireless and IPTV products and “smart” set-top box services for smart televisions. The market for our corporate business is also growing with cloud computing, mobile offices and other new information and communications technologies being commercialized. The increased usage of smartphones and tablet computers, the pilot programming of commercial ultra-high definition television broadcasting services and competition for wideband LTE services has greatly increased data traffic, thereby further emphasizing the importance of fixed-line network infrastructure that is capable of handling large capacities of data traffic with stability and efficiency.

B.	Growth Potential

(Unit: in 1,000 persons)
Classification		As of December 31,
		2013	2012	2011
Fixed-line Subscribers	High-speed Internet	18,738	18,253	17,860
	Fixed-line telephone	17,620	18,261	18,633
	IPTV (real-time)	8,522	6,310	4,570

*	Source: MSIP website and Korea Communications Commission website.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are generally not sensitive to cyclical economic changes due to the easing of competition resulting from the decrease in differentiation between service providers and the nature of the respective services. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of December 31,
	2013	2012	2011
High-speed Internet (include resales)	24.4	24.1	23.4
Fixed-line telephone (include Voice over Internet Protocol)	16.9	16.7	15.7
IPTV (real-time)	24.4	22.2	19.3

*	Source: MSIP website, Korea Communications Commission website and each Korean telecommunications company’s respective earnings releases.

D.	Business Overview and Competitive Strengths

SK Broadband, which in 1999 became the first company in the world to commence commercial ADSL services, has strengthened its co-marketing efforts with SK Telecom. The co-marketing efforts and the enhanced competitiveness of the bundled products have resulted in an expanded subscriber base across all of our businesses, including broadband Internet, telephone and IPTV. In particular, SK Broadband has positioned itself to focus on corporate customer services and IPTV services as key strategic areas for mid- to long-term growth, exploiting opportunities in new ICT-based businesses that have led to revenue growth, and providing differentiated contents in its IPTV business by securing popular programming which includes exclusive children’s channels and live broadcasts of Major League Baseball games. In addition, SK Broadband intends to generate revenue in the mid- to long-term by strengthening the competitiveness of its IPTV business through efforts that include the first fully high-definition live broadcast on mobile television in Korea, its collaboration with Samsung Electronics in developing set-top box-free smart television services and development of ultra-high definition broadcast technology.

SK Telink provides international telecommunications service. SK Telink has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed us to expand our international calling services to fixed-line international calling services. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business, including international and long-distance calling services, value-added services for local calling and B2B services, and video conference call services while aiming to satisfy the diverse needs of customers through the provision of quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 30 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, T Store). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continues to increase, as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online commerce markets will continue to grow due to the growth potential of the Internet shopping population and the strengthening of online business models by off-line operators.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

Due to an increase in the number of devices owned by each user and an increase in network speed, each user can now enjoy music or video files anywhere and anytime by storing them in cloud servers, which is called N-screen service. Users can recommend music to other users through social networking services and this is expected to become a distribution model for digital media contents. Various service providers are competing in this market expecting a strong growth in the online and mobile video market.

D.	Business Overview and Competitive Strengths

SK Planet plans to expand its platform ecosystem focusing on its “Open & Collaboration” motto in operating its commerce business such as 11th Street and OK Cashbag, its digital contents business such as T Store and Hoppin, and its location-based service business such as T-Map Navigation, thereby ultimately increasing its enterprise value.

(1)	Commerce

11th Street, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market and is also firmly establishing its position as the leader in the mobile commerce market. Growth plans involving overseas joint ventures based on 11th Street’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. Progress is also being made in the collaborated development of an open market platform in Indonesia with the wireless telecommunications company PT XL Axiata Tbk. through a joint venture established in July 2013.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. With 37 million subscribers, OK Cashbag maintains a leading position in the industry and plans to continue strengthening its position by providing customized services befitting customers’ needs and market conditions.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. With cumulative subscribers of 19.21 million as of December 31, 2013, T-Map Navigation is one of the leading location-based service platforms in Korea. The Company is broadening the range of its location-based services by also providing “infotainment” systems to commercial vehicle businesses as well as providing localized content on its products, such as region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

T Store, launched in September 2009, reached 21.79 million subscribers and cumulative downloads of 1.6 billion as of December 2013, solidifying its leadership position in the Korean application market and plans to widen its services to tablets and navigation devices. The Company intends to further develop T Store into a global service platform by evolving it into a personalized gateway and mobile playground through expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

The Company’s “Hoppin” service enables subscribers to enjoy wide-ranging video on demand contents. Through continual service improvements and stable service provision, Hoppin has become the leading mobile video on demand service.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had the largest market share of 44.1% in the instant messenger market in Korea with 6 million net users in 2013. The Company’s Internet search portal service, “Nate,” had a page-view market share of 5.5% as of December 31, 2013. (Source: Korean Click, based on fixed-line access)

Satellite DMB service

The Company launched its Hanbyul satellite in 2004 and received government approval in December 30, 2004 to provide satellite DMB services. Broadcasting through satellite DMB commenced in May 2005 and satellite DMB services expanded nationwide thereafter. On August 23, 2012, the board of directors of SK Telink resolved to discontinue operation of its satellite DMB services due to the rapid decrease in satellite DMB subscribers and the continued burden of fixed costs.

2.	Major Products & Services

A.	Updates on Major Products and Services

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Service Ace Co., Ltd., Service Top Co. Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T and others	13,315,532	(80.2%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, 7Mobile and others	2,324,389	(14.0%)

(Unit: in millions of Won and percentages)
Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Other	SK Planet Co., Ltd , Commerce Planet Co., Ltd, SK Communications Co., Ltd., M&Service Co., Ltd., YTK Investment Ltd., Atlas Investment	Internet portal service and investment	OK Cashbag, NATE, 11th Street, T Store, T-Map Navigation and others	962,133 (5.8%)

Total				16,602,054 (100.0%)

[Wireless Business]

In the past, based on the Company’s basic monthly subscription plan, the basic service fee was Won 13,000 per month and the usage fee was Won 20 per 10 seconds (daytime calls) and based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,000 per month and the usage fee was Won 18 per 10 seconds. As of December 31, 2013, based on the Company’s standard monthly subscription plan, the basic service fee was Won 11,000 per month and the usage fee was Won 1.8 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate data services and other services for both individual and corporate customers. As of December 31, 2013, broadband Internet and TV services comprised 49.4% of SK Broadband’s revenue, telephony service 23.0%, corporate data services 25.3% and other telecommunications services 2.3%. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long-term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	T Store, 11th Street, T Map, Hoppin, OK Cashbag and others
Display advertisement	Online advertisement services	Nate, Nate-On
Search advertisement	Online advertisement services	Nate, Nate-On
Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount	Amount already invested	Future investment
Network/Common	Upgrade/New installation	2013	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000	23,165	—

Total					21,000	23,165	—

B.	Future Investment Plan

(Unit: in 100 millions of Won)
Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2014	2015	2016
Network/Common	Network, systems and others	21,000	21,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A

Total		21,000	21,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Total investments	Amount already invested	Future investment
High-speed Internet	Upgrade/New installation	For the year ended December 31, 2013	Backbone and subscriber network / others	Expand subscriber networks and facilities	5,762	1,501	To be determined
Telephone						124
Television						909
Corporate Data				Increase leased-line and integrated information system		2,144
Others				Expand networks and required space		1,084

Total					5,762	5,762

4.	Revenues

(Unit: in millions of Won)
Business	Sales type	Item		For the year ended December 31, 2013	For the year ended December 31, 2012*	For the year ended December 31, 2011*
Wireless	Services	Mobile communication	Export	2,526	14,202	1,331
			Domestic	13,313,006	13,204,702	13,100,614

			Subtotal	13,315,532	13,218,904	13,101,945

Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	28,002	29,883	28,070
			Domestic	2,296,387	2,163,978	2,134,498

			Subtotal	2,324,389	2,193,861	2,162,568

Other	Services	Display and Search ad., Content	Export	14,049	4,698	12,036
			Domestic	948,084	723,946	526,625

			Subtotal	962,133	728,644	538,661

Total			Export	44,577	48,783	41,437
			Domestic	16,557,477	16,092,626	15,761,737

			Total	16,602,054	16,141,409	15,803,174

*	Revenues for the years ended December 31, 2011 and 2012 have been retroactively revised to reflect the effect of discontinued operations resulting from the sale of Loen Entertainment.

(Unit: in millions of Won)
For the year ended December 31, 2013	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	14,501,829	2,972,642	1,741,599	19,216,070	2,614,016	16,602,054

Internal sales	1,186,297	648,253	779,466	2,614,016	2,614,016	—
External sales	13,315,532	2,324,389	962,133	16,602,054	—	16,602,054
Operating income (loss)	1,986,106	55,625	-30,622	2,011,109	—	2,011,109

Total assets	23,263,268	3,288,275	3,075,321	29,626,864	3,050,349	26,576,515

Total liabilities	9,744,248	2,033,978	901,563	12,679,789	269,831	12,409,958

5.	Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of December 31, 2013 are as follows.

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract

Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027

Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$250,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank and Citibank	Dec. 15, 2011 – Dec. 12, 2014

Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	United Overseas Bank	Dec. 15, 2011 – Dec. 12, 2014

Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	Foreign currency risk	Cross currency swap	Citibank and five other banks	Jun. 12, 2012 – Jun.12, 2017

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Barclays and nine other banks	Nov. 1, 2012 – May. 1, 2018

Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	Foreign currency risk	Cross currency swap	BNP Paribas and three other banks	Jan. 17, 2013 – Nov. 17, 2017

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$94,735,627)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

B.	Treatment of Derivative Instruments on the Balance Sheet

As of December 31, 2013, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows.

(Unit: in millions of Won and thousands of foreign currencies)
Hedged item	Fair value
	Cash flow hedge				Trading purposes	Total
	Accumulated gain (loss) on valuation of derivatives	Tax effect	Foreign currency translation gain (loss)	Others(*1)
Current assets:
Convertible option(*2) (face amounts of Won 1,500 million)	—	—	—	—	9,828	9,828
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	(42,772)	(13,656)	(34,853)	129,806	—	38,525
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	8,822	2,816	(8,451)	—	—	3,187

Total assets						41,722

Non-current liabilities:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$250,000,000)	5,871	1,875	(25,602)	—	—	(17,856)
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000,000)	7	2	(3,324)	—	—	(3,315)
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000,000)	(5,275)	(1,684)	(6,902)	—	—	(13,861)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	(8,400)	(2,682)	(24,435)	—	—	(35,517)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000,000)	4,262	1,361	(53,295)	—	—	(47,672)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	(1,128)	—	(1,830)	—	—	(2,958)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$94,735,627)	(2,548)	(813)	202	—	—	(3,160)

Total liabilities						(124,339)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.
(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd. amounting to Won 10 million was accounted for as derivative financial assets.

6.	Major Contracts

[SK Telecom]

(Unit: in 100 millions of Won)

Category	Vendor	Start Date	Completion Date	Contract Title	Contract Amount
Service	SK Planet Co., Ltd.	February 25, 2013	December 31, 2013	B2B contents purchase contract for ‘Smart Safe’ and ‘Phone Safe 40’	206
Service	SK Planet Co., Ltd.	February 1, 2013	January 1, 2014	Partnership agreement for OK Cashbag services	168
Service	SK Planet Co., Ltd.	February 25, 2013	March 31, 2013	Contract for 2012 production of above-the-line advertisements (former SK Marketing & Company)	58
Service	M&Service Co., Ltd.	January 1, 2013	December 31, 2013	Contract for 2013 operation of virtual learning center	10
Service	Happy Ecophone Foundation	April 1, 2013	December 31, 2013	Contract for 2013 operation of T ecophone center	21
Construction	Dongwon Construction Industry Corporation	March 1, 2013	May 20, 2014	Construction of SK Dream Park	146
Real Estate	Woori Bank*	—	December 26, 2012	Disposal of Namsan Green Building	1,972
Real Estate	Woori Bank*	—	December 26, 2012	Disposal of Guro Offices	400
Real Estate	Individual	January 1, 2013	June 30, 2013	Purchase of regional centers (23 centers)	180

Subtotal					3,161

*	The manager of the 18th IGIS KORIF private real estate investment fund.

[SK Broadband]

SK Broadband enters into contracts to use telecommunications facilities, including the use of line conduits and interconnection among telecommunication service providers.

Counterparty	Contract Contents	Contract Period	Note

Telecommunication service providers	Interconnection among telecommunication service providers	—	Interconnection among telecommunication service providers

KEPCO	Provision of electric facilities	From Dec. 2012 to Nov. 2013	Use of electricity poles

Seoul City Railway	Use of telecommunication line conduits	From Jan. 2009 to Dec. 2011 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)

Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)

Busan Transportation Corporation	Use of telecommunication line conduits	From July 2009 to July 2012 (Renewal in progress)	Use of railway telecommunication conduit (Serviced areas to expand)

Gwangju City Railway	Use of telecommunication line conduits	From Sep. 2010 to Dec. 2012 (Renewal in progress)	Use of railway telecommunication conduit (Service lease)

[SK Planet]

Counterparty	Contract Contents	Contract Period	Amount
SK Communications	Operation of shopping business at Nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Variable depending on the NATE shopping revenues and other factors

[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Daum Communications	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

SK Planet Co., Ltd.	Sale of asset in construction (Pangyo office building)	—	Sold for Won 69.5 billion on June 11, 2013

SK Planet Co., Ltd.	Operation of shopping business at nate.com website	From Jul. 1, 2011 to Dec. 31, 2013	Minimum guarantee of Won 18.4 billion for the period from Jul. 1, 2011 to Dec. 31, 2011; Amounts for 2012 and 2013 are to be determined depending on the NATE shopping revenues and other factors

*	SK Communications and Daum Communications have agreed not to publicly disclose the contract period with respect to the contract with Daum Communications.

7.	R&D Investments

Set forth below are the Company’s R&D expenditures.

(Unit: in millions of Won except percentages)
	Category	For the year ended December 31,			Remarks
		2013	2012	2011
	Raw material	38	42	45	—
	Labor	79,865	59,050	48,656	—
	Depreciation	158,158	163,295	149,850	—
	Commissioned service	22,923	62,399	40,257	—
	Others	102,668	61,546	57,118	—
	Total R&D costs	363,652	346,332	295,927	—
Accounting	Sales and administrative expenses	352,385	304,557	289,979	—
	Development expenses (Intangible assets)	11,267	41,775	5,948	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.19%	2.12%	1.85%	—

8.	Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Strategy Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates “Brandnet,” an intranet system to manage corporate brands which provides solutions including registering and licensing of the brands.

B.	Business-related Intellectual Property

[SK Telecom]

The Company holds 5,099 Korean-registered patents, 302 U.S.-registered patents, 209 Chinese-registered patents (all including patents held jointly with other companies) and more patents with other countries. The Company holds 883 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45) and is being used as the primary brand of the Company.

[SK Broadband]

SK Broadband holds 352 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. In addition, SK Broadband has applied for a patent relating to two-way broadcasting system. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of December 31, 2013, SK Planet held 2,287 registered patents, 101 registered design marks, 1,168 registered trademarks and one copyright (including those held jointly with other companies) in Korea. It also holds 71 U.S.-registered patents, 73 Chinese-registered patents, 36 Japanese-registered patents, 20 E.U.-registered patents (all including patents held jointly with other companies) and 191 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of December 31, 2013, SK Communications held 72 registered patents, 26 registered design rights and 721 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

III.	FINANCIAL INFORMATION

1.	Summary Financial Information (Consolidated)

A.	Summary Financial Information (Consolidated)

	(Unit: in thousands of Won except number of companies)
	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	5,123,415,405	5,294,420,978	6,117,478,958	6,653,991,923
• Cash and Cash Equivalents	1,398,638,926	920,124,810	1,650,793,876	659,404,935
• Accounts Receivable – Trade, net	2,257,316,402	1,954,920,332	1,823,169,889	1,949,397,279
• Accounts Receivable – Other, net	643,602,730	582,098,398	908,836,454	2,531,847,155
• Others	823,857,347	1,837,277,438	1,734,678,739	1,513,342,554
Non-Current Assets	21,453,099,834	20,301,138,645	18,248,557,471	16,478,397,157
• Long-Term Investment Securities	968,527,332	953,712,512	1,537,945,216	1,680,582,091
• Investments in Associates and Joint Ventures	5,325,296,741	4,632,477,315	1,384,605,401	1,204,691,805
• Property and Equipment, net	10,196,607,229	9,712,718,716	9,030,998,201	8,153,412,683
• Intangible Assets, net	2,750,781,769	2,689,657,645	2,995,803,300	1,884,955,652
• Goodwill	1,733,260,574	1,744,483,009	1,749,932,878	1,736,649,137
• Others	478,626,189	568,089,448	1,549,272,475	1,818,105,789
Total Assets	26,576,515,239	25,595,559,623	24,366,036,429	23,132,389,080
Current Liabilities	6,069,219,582	6,174,895,434	6,673,589,809	6,202,170,452
Non-Current Liabilities	6,340,738,309	6,565,881,872	4,959,737,573	4,522,219,358
Total Liabilities	12,409,957,891	12,740,777,306	11,633,327,382	10,724,389,810
Equity Attributable to Owners of the Parent Company	13,452,372,339	11,854,777,781	11,661,880,863	11,329,990,900
Share Capital	44,639,473	44,639,473	44,639,473	44,639,473
Capital Surplus (Deficit) and Other Capital Adjustments	317,508,426	(288,882,796)	(285,347,419)	(78,952,875)
Retained Earnings	13,102,495,264	12,124,657,526	11,642,525,267	10,721,249,327
Reserves	(12,270,824)	(25,636,422)	260,063,542	643,054,975
Non-controlling Interests	714,185,009	1,000,004,536	1,070,828,184	1,078,008,370
Total Equity	14,166,557,348	12,854,782,317	12,732,709,047	12,407,999,270
Number of Companies Consolidated	28	32	31	32

	(Unit: in thousands of Won except per share amounts)
	For the year ended December 31, 2013	For the year ended December 31, 2012*	For the year ended December 31, 2011*	For the year ended December 31, 2010
Operating Revenue	16,602,053,960	16,141,409,477	15,926,468,674	15,489,373,747
Operating Income	2,011,108,750	1,730,049,433	2,295,613,330	2,555,781,816
Profit Before Income Tax	1,827,101,517	1,519,368,041	2,240,689,573	2,373,223,839
Profit for the Period	1,609,549,453	1,115,662,553	1,582,073,280	1,766,834,754
Profit for the Period Attributable to Owners of the Parent Company	1,638,964,318	1,151,704,905	1,612,889,086	1,841,612,790
Profit for the Period Attributable to Non-controlling Interests	(29,414,865)	(36,042,352)	(30,815,806)	(74,778,036)
Basic Earnings Per Share (Won)	23,211	16,525	22,848	25,598
Diluted Earnings Per Share (Won)	23,211	16,141	22,223	24,942

*	Financial information for the years ended December 31, 2011 and 2012 have been retroactively revised to reflect the effect of discontinued operations resulting from the sale of Loen Entertainment.

B.	Changes to Accounting Standards Adopted During 2012

(1)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2)	Presentation of Financial Statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

C.	Changes to Accounting Standards Adopted During 2013

(1)	Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

(2)	Consolidated Financial Statements

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

(3)	Joint Arrangements

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint ventures) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venture to recognize an investment and to account for that investment using the equity method.

(4)	Disclosure of Interests in Other Entities

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(5)	Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(6)	Fair Value Measurement

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

D.	Impact of Changes in Accounting Policies

(1)	Consolidated Financial Statements

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

2.	Summary Financial Information (Separate)

A.	Summary Financial Information (Separate)

(Unit: in thousands of Won)
	As of December 31, 2013	As of December 31, 2012	As of December 31, 2011	As of December 31, 2010
Current Assets	2,817,782,116	2,589,699,186	3,948,077,706	5,316,976,799
• Cash and Cash Equivalents	448,458,844	256,576,827	895,557,654	357,469,908
• Accounts Receivable – Trade, net	1,513,138,337	1,407,205,772	1,282,233,900	1,453,060,673
• Accounts Receivable – Other, net	388,475,438	383,048,424	774,221,266	2,499,969,010
• Others	467,709,497	542,868,163	996,064,886	1,006,477,208
Non-Current Assets	20,009,637,772	19,659,803,155	16,572,449,699	14,410,149,512
• Long-Term Investment Securities	729,703,131	733,893,220	1,312,437,834	1,517,029,011
• Investments in Subsidiaries and Associates	8,010,121,697	7,915,546,670	4,647,505,583	3,584,394,790
• Property and Equipment, net	7,459,986,405	7,119,090,098	6,260,168,675	5,469,747,495
• Intangible Assets, net	2,239,166,824	2,187,872,109	2,364,795,182	1,424,968,542
• Goodwill	1,306,236,299	1,306,236,299	1,306,236,299	1,308,422,097
• Others	264,423,416	397,164,759	681,306,126	1,105,587,577
Total Assets	22,827,419,888	22,249,502,341	20,520,527,405	19,727,126,311
Current Liabilities	4,288,073,368	4,343,086,486	4,467,005,877	4,561,013,611
Non-Current Liabilities	5,223,938,268	5,529,367,602	4,087,219,816	3,585,155,050
Total Liabilities	9,512,011,636	9,872,454,088	8,554,225,693	8,146,168,661
Share Capital	44,639,473	44,639,473	44,639,473	44,639,473
Capital Surplus and Other Capital Adjustments	433,893,129	(236,160,479)	(236,016,201)	(24,643,471)
Retained Earnings	12,665,699,496	12,413,981,340	11,837,184,788	10,824,355,758
Reserves	171,176,154	154,587,919	320,493,652	736,605,890
Total Equity	13,315,408,252	12,377,048,253	11,966,301,712	11,580,957,650

(Unit: in thousands of Won except per share amounts)
	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010
Operating Revenue	12,860,379,475	12,332,719,444	12,551,255,630	12,514,520,922
Operating Income	1,969,684,335	1,675,388,351	2,184,498,641	2,530,954,768
Profit Before Income Tax	1,220,797,234	1,546,719,635	2,274,421,558	2,503,637,367
Profit for the Period	910,156,661	1,242,767,480	1,694,363,093	1,947,007,919
Basic Earnings Per Share (Won)	12,837	17,832	24,002	27,063
Diluted Earnings Per Share (Won)	12,837	17,406	23,343	26,366

B.	Changes to Accounting Standards Adopted During 2012

(1)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No.1107, ‘Financial Instruments: Disclosures’ since January 1, 2012. The amendments require disclosing the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

(2)	Presentation of Financial Statements

The Company adopted the amendments pursuant to the amended K-IFRS No. 1001, ‘Presentation of Financial Statements’ starting with the year ended December 31, 2012. The Company’s operating income is calculated as operating revenue less operating expense. Operating expense represents expense incurred from the Company’s main operating activities and includes cost of products that have been resold and selling, general and administrative expenses.

C.	Changes to Accounting Standards Adopted During 2013

(1)	Presentation of Financial Statements

The Company has applied the amendments to K-IFRS No. 1001, ‘Presentation of Financial Statements’ since January 1, 2013, classified items within other comprehensive income by nature and presented “items that are not subsequently recycled through profit or loss” and “items that are subsequently reclassified if certain conditions are met” as a group.

(2)	Consolidated Financial Statements

The Company has applied the amendments to K-IFRS No. 1110, ‘Consolidated Financial Statements’ since January 1, 2013. The standard introduces a single control model to determine whether an investee should be consolidated. Subsidiary is an entity that is controlled by a controlling entity or a subsidiary of a controlling company. A controlling entity or a subsidiary of a controlling company controls a subsidiary when the controlling entity or the subsidiary of the controlling company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

(3)	Joint Arrangements

The Company has applied the amendments to K-IFRS No. 1111, ‘Joint Arrangements’ since January 1, 2013. The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method.

(4)	Disclosure of Interests in Other Entities

The Company has applied the amendments to K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’ since January 1, 2013. The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests.

(5)	Employee Benefits

The Company has applied the amendments to K-IFRS No. 1019, ‘Employee Benefits’ since January 1, 2013. The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation.

(6)	Fair Value Measurement

The Company has applied the amendments to K-IFRS No. 1113, ‘Fair Value Measurement’ since January 1, 2013. The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements.

D.	Impact of Changes in Accounting Policies

(1)	Consolidated Financial Statements

In accordance with the transitional provision on K-IFRS No. 1110, the Company assessed control on investees as of January 1, 2013, the initial adoption date of the standard, and there have been no changes in subsidiaries upon adoption of the standard.

3.	K-IFRS: Preparation, Impact to Financial Statements and Changes in the Accounting Principles Implemented

— Transition to K-IFRS

The Company prepares its financial statements in accordance with K-IFRS starting from fiscal year 2011 which commenced on January 1, 2011. The Company’s financial statements in previous periods were prepared in accordance with Korean GAAP. The Company’s financial statements for fiscal year 2010, which are presented for comparison, were prepared in accordance with K-IFRS with January 1, 2010 as the transition date and pursuant to K-IFRS No. 1101, “First-time Adoption of Korean International Financial Reporting Standards.”

IV.	AUDITOR’S OPINION

1.	Auditor (Consolidated)

Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Deloitte Anjin LLC

2.	Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Year ended December 31, 2013	Unqualified	—
Year ended December 31, 2012	Unqualified	—
Year ended December 31, 2011	Unqualified	—

3.	Auditor (Separate)

Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	Deloitte Anjin LLC

4.	Audit Opinion (Separate)

Period	Auditor’s opinion	Issues noted
Year ended December 31, 2013	Unqualified	—
Year ended December 31, 2012	Unqualified	—
Year ended December 31, 2011	Unqualified	—

5.	Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

(Unit: in thousands of Won except number of hours)
Fiscal Year	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Year ended December 31, 2013	KPMG Samjong Accounting Corp.	Semi-annual review	1,250,000	17,796
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2012	KPMG Samjong Accounting Corp.	Semi-annual review	1,220,000	19,583
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2011	Deloitte Anjin LLC	Semi-annual review	1,364,000	14,033
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B.	Non-Audit Services Contract with External Auditors

(Unit: in thousands of Won)
Period	Contract date	Service provided	Service duration	Fee
Year ended December 31, 2013	N/A	N/A	N/A	N/A
Year ended December 31, 2012	N/A	N/A	N/A	N/A
Year ended December 31, 2011	April 11, 2011	Tax consulting	30 days	45,000
	April 28, 2011	Tax consulting	30 days	45,000

6.	Change of Independent Auditors

Starting from 2012, the Company changed its independent auditors to KPMG Samjong Accounting Corp. from Deloitte Anjin LLC due to the expiration of the audit contract with Deloitte Anjin LLC.

V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

1.	Forward-Looking Statements

This section contains forward-looking statements with respect to the financial condition, results of operations and business of the Company and plans and objectives of the management of the Company. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements.

The Company does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this section, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of the Company and the political and economic environment in which the Company will operate in the future, and therefore you should not place undue reliance on them.

Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

2.	Overview

In the midst of an industry environment defined by fast-paced changes centered around LTE network-based data in the wireless telecommunications industry, the Company has strengthened the competitiveness of its telecommunications business based on a principle of aiming to deliver the highest level of quality to its customers. The Company has been a leader in shifting the competitive paradigm by introducing differentiated products and services including revolutionary pricing plans. The Company has also solidified its leadership position in the LTE market by the differentiated quality of its network as seen in its ability to become the first telecommunications service operator globally to commercialize LTE-A technology.

The Company has also prepared the groundwork for future growth, a meaningful achievement. The Company’s B2B solutions business achieved sizeable growth and the Company gained growth momentum through an expansion of its IPTV subscriber base as well as diversification through its healthcare business. The Company’s overall position as a leading information and communications technology company was strengthened through the expansion of SK Planet’s business and an improvement in SK Hynix’s competitive positioning.

The Company’s operating revenue, on a consolidated basis, was Won 16,602.1 billion for the year ended December 31, 2013, a 2.9% increase from 2012 due to an increase in the number of LTE subscribers and the resulting increase in average revenue per subscriber. The Company’s operating income, on a consolidated basis, was Won 2,011.1 billion for the year ended December 31, 2013, a 16.2% increase from 2012 due to the increase in revenue as well as a decrease in marketing expenses which reflected a shift in the competitive paradigm. For the year ended December 31, 2013, the Company’s EBITDA (as further explained below) and profit for the year were Won 4,830.9 billion and Won 1,609.5 billion, respectively.

In 2013, the Company’s capital expenditures, on a separate basis, were Won 2.3 trillion, which exceeded the capital expenditure budget set at the beginning of the year. The Company expects that the capital expenditure amount in the mid- to long-term future will decrease and stabilize due to better technology and its efforts to invest more efficiently.

Cash dividends for 2013 were Won 9,400 per common share, which include interim dividends of Won 1,000 per common share paid during the year.

3.	Analysis of Consolidated Financial Position

		(Unit: in billions of Won, except percentages)
	As of December 31, 2013	As of December 31, 2012	Change from 2012 to 2013		Percentage Change from 2012 to 2013
Total Assets	26,608	25,596	1,012		4.0%
Current Assets	5,155	5,294	(139)		-2.6%
• Cash and Marketable Securities(1)	1,765	1,445	320		22.1%
Non-Current Assets	21,453	20,301	1,152		5.7%
• Property and Equipment and Investment Property	10,212	9,740	472		4.8%
• Intangible Assets and Goodwill	4,484	4,434	50		1.1%
• Long-term Financial Instruments, Long-term Investment Securities and Investment in Associates	6,302	5,586	716		12.8%

Total Liabilities	12,442	12,741	(299)		-2.3%

Current Liabilities	6,104	6,175	(71)		-1.1%
• Short-term Borrowings	260	600	(340)		-56.7%
• Current Portion of Long-term Debt	1,268	893	375		42.0%
Non-Current Liabilities	6,338	6,566	(228)		-3.5%
• Debentures and Long-term Borrowings, Excluding Current Portion	5,010	5,348	(338)		-6.3%

Total Equity	14,167	12,855	1,312		10.2%

Interest-bearing Financial Debt(2)	6,354	6,684	(330)		-4.9%
Debt-to-Equity Ratio(3)	44.8%	52.0%	-7.2	%p	—

(1)	Cash & marketable securities includes cash & cash equivalents, marketable securities and short-term financial instruments.
(2)	Interest-bearing financial debt: Total of short-term borrowings, current portion of long-term debt and debentures and long-term borrowings
(3)	Debt-to-equity ratio: Interest-bearing financial debt / Total Equity

A.	Assets

As of December 31, 2013, SK Telecom’s assets comprised 86% of the Company’s assets, on a consolidated basis.

The Company’s current assets as of December 31, 2013 decreased 2.6% from the end of the previous year, primarily due to a decrease in the number of consolidated subsidiaries, including SKY Property among others, and a decrease in inventories. Non-current assets as of December 31, 2013 increased 5.7% from the end of the previous year, primarily due to the acquisition of additional network frequency and an increase in the value of SK Hynix shares.

B.	Liabilities

As of December 31, 2013, SK Telecom’s liabilities comprised 74% of the Company’s liabilities, on a consolidated basis.

The Company’s current liabilities as of December 31, 2013 decreased 1.1% from the end of the previous year primarily due to the redemption of convertible notes and decreases in short-term borrowings of SK Telecom. Non-current liabilities as of December 31, 2013 decreased 3.5% from the end of the previous year mainly due to decreases in long-term borrowings of SK Telecom.

4.	Analysis of Consolidated Financial Information

(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2013	For the year ended December 31, 2012	Change from 2012 to 2013		Percentage Change from 2012 to 2013
Operating Revenue	16,602	16,141	461		2.9%
Operating Expense	14,591	14,411	180		1.2%
Operating Income	2,011	1,730	281		16.2%
Operating Margin	12.1%	10.7%	1.4	%p	—
Net Other Income (Loss)	(184)	(211)	27		-12.8%
Profit Before Income Tax	1,827	1,519	308		20.3%
Profit for the Year	1,610	1,116	494		44.3%
Profit for the Year Attributable to Owners of the Parent Company	9.7%	6.9%	2.8	%p	—
Profit for the Year Attributable to Non-controlling Interests	(29)	(36)	7		19.4%
EBITDA(1)	4,831	4,297	534		12.4%
EBITDA Margin	29.1%	26.6%	2.5	%p	—

(1)	EBITDA: Sum of operating income and depreciation and amortization expenses (including depreciation and amortization expenses related to research and development)

A.	Operating Revenue

The Company’s operating revenue for the year ended December 31, 2013 increased 2.9% from the previous year, primarily due to an increase in LTE subscribers, an increase in revenue from new business areas such as B2B solutions and the merger of SK Marketing & Company into SK Planet.

B.	Operating Profit

The Company’s operating income for the year ended December 31, 2013 increased 16.2% from the previous year, primarily due to a decrease in commissions paid, which was partially attributable to decreased marketing competition.

C.	Operating Expense

(Unit: in billions of Won, except percentages)
	For the year ended December 31, 2013	For the year ended December 31, 2012	Change from 2012 to 2013	Percentage Change from 2012 to 2013
Labor Cost	1,561	1,268	293	23.1%
Commissions Paid	5,499	5,950	(451)	-7.6%
Advertising	394	384	10	2.6%
Depreciation and Amortization(1)	2,820	2,567	253	9.9%
Network Interconnection	1,044	1,057	(13)	-1.2%
Leased Line Fees	242	265	(23)	-8.7%
Frequency License Fees	207	204	3	1.5%
Cost of Products that have been Resold	1,300	1,292	8	0.6%
Others	1,524	1,424	100	7.0%
Total Operating Expense	14,591	14,411	180	1.2%

(1)	Includes depreciation and amortization expenses related to research and development.

Labor cost for the year ended December 31, 2013 increased 23.1% from the previous year primarily due to an increase in the number of employees resulting from the merger of SK Marketing & Company into SK Planet, as well as an increase in the number of employees of the Company and its other subsidiaries. Commissions paid for the year ended December 31, 2013 decreased 7.6% from the previous year primarily due to decreased marketing expenses in response to decreased marketing competition and a decrease in sales commissions by PS&Marketing. Depreciation and amortization expenses increased 9.9% from the previous year mainly due to an increase in capital expenditures by the Company and SK Broadband and an increase in amortization expenses in connection with the Company’s acquisition of an additional frequency license.

5.	Analysis of SK Telecom’s Non-consolidated Operating Information

A.	Number of Subscribers

	For the year ended December 31, 2013	For the year ended December 31, 2012	Change from 2012 to 2013		Percentage Change from 2012 to 2013
Subscribers (thousands)	27,352	26,961	391		1.5%
Net Increase	391	409	(18)		-4.4%
Activations	7,755	8,644	(889)		-10.3%
Deactivations	7,364	8,235	(871)		-10.6%
Monthly Churn Rate (%)	2.3%	2.6%	-0.3	%p	—
Average Subscribers (thousands)	27,121	26,680	441		1.7%
Smartphone Subscribers	18,286	15,979	2,308		14.4%
LTE Subscribers	13,487	7,530	5,957		79.1%

The number of LTE subscribers as of December 31, 2013 was 13.49 million. The growth in LTE subscribers is expected to be the basis for long-term future growth. The Company expects LTE subscribers as a proportion of all SK Telecom subscribers will exceed 65% by the end of 2014. The number of smartphone subscribers as of December 31, 2013 was 18.29 million and constituted 66.9% of all SK Telecom subscribers.

B.	Average Monthly Revenue per Subscriber

	For the year ended December 31, 2013	For the year ended December 31, 2012	Change from 2012 to 2013	Percentage Change from 2012 to 2013
Billing Average Monthly Revenue per Subscriber (Won)	34,551	33,016	1,535	4.6%

*	The billing average monthly revenue per subscriber (“ARPU”) is derived by dividing the sum of total SK Telecom and SK Planet revenues from voice service and data service (but excluding revenue from MVNO subscribers) for the period by the monthly average number of subscribers that are not MVNO subscribers for the period, then dividing that number by the number of months in the period. Although the definition of ARPU may vary by company, it is a measure that is widely used in the telecommunications industry for revenue comparison purposes.

In 2013, the increase in LTE subscribers led to an increase in average revenue per subscriber to Won 34,551, a 4.6% increase compared to the previous year.

6.	Guidance for Fiscal Year 2014

The Company announced the following guidance for fiscal year 2014 during its earnings release conference call on January 28, 2014.

1.	Operating revenue (consolidated): Won 17.4 trillion

2.	SK Telecom’s capital expenditures (separate): Won 2.1 trillion

3.	Cash dividends: Similar level as cash dividends paid for fiscal year 2013

7.	Liquidity

As of December 31, 2013, the Company’s debt-to-equity ratio (as calculated based on the interest-bearing financial debt) was 44.8% compared to 52.0% as of December 31, 2012. The net debt-to-equity ratio (as calculated based on the interest-bearing financial debt minus cash and marketable securities) was 32.4% and 40.8% at the end of 2013 and 2012, respectively. Interest coverage ratio (EBITDA / interest expense) was 15.3 and 11.3 at the end of 2013 and 2012, respectively. The Company continues to have sufficient liquidity.

8.	Financing

As of December 31, 2013, the Company’s aggregate debt amounted to Won 6,353 billion, comprising long-term and short-term borrowings, debentures and current portion of long-term borrowings, which decreased by 5.3% from Won 6,709 billion as of December 31, 2012. The decrease was primarily due to holders exercising their conversion rights with respect to an aggregate principal amount of US$326,023,000 of convertible notes issued by the Company on April 7, 2009. The Company delivered 1,241,337 treasury shares in respect of US$170,223,000 of the exercised aggregate principal amount and delivered cash in respect of the remainder due to the limit on foreign ownership.

9.	Investments

The Company did not make any significant investments in 2013.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS AND AFFILIATED COMPANIES

1.	Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of eight members: five independent directors and three inside directors. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee, and Corporate Citizenship Committee.

Total number of persons		(As of March 25, 2014)
	Inside directors	Independent directors
8	Sung Min Ha, Dae Sik Cho, Dong Seob Jee	Jae Hyeon Ahn, Dae Shick Oh, Jae Hoon Lee, Hyun Chin Lim, Jay Young Chung

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an inside director and Jae Hyeon Ahn was elected as an independent director and a member of the audit committee.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval
351th (the 1st meeting of 2013)	February 7, 2013	- Financial statement as of and for the year ended December 31, 2012	Approved as proposed
		- Annual business report as of and for the year ended December 31, 2012	Approved as proposed
		- Bond offering	Approved as proposed
		- Report of internal accounting management	—
		- Report for subsequent events following the fourth quarter of 2012	—
352th (the 2nd meeting of 2013)	February 21, 2013	- 2013 transaction of goods, services and assets with SK Planet	Approved as proposed
		- Convocation of the 29th General Meeting of Shareholders	Approved as proposed
		- Evaluation results of internal accounting management system	—
353th (the 3rd meeting of 2013)	March 22, 2013	- Election of the chairman of the Board of Directors	Approved as proposed
		- Election of committee members	Approved as proposed
		- Financial transactions with affiliated company (SK Securities)	Approved as proposed
354th (the 4th meeting of 2013)	April 25, 2013	- Sublease transaction of advisor offices	Approved as proposed
		- Budget and operation plans for 2013 SUPEX conferences	Approved as proposed
		- Report for the period after the first quarter of 2013	—
355th (the 5th meeting of 2013)	May 23, 2013	- Landscaping at Future Management Institute	Approved as proposed
		- Issuance of hybrid securities	Approved as proposed
		- Issuance of asset-backed short-term bonds	Approved as proposed
		- Report of compliance review and validity evaluation	—
356th (the 6th meeting of 2013)	June 20, 2013	- Financial transactions with affiliated company (SK Securities)	Approved as proposed
		- Service transactions with SK Telecom China Holdings Co., Ltd.	Approved as proposed
357th (the 7th meeting of 2013)	July 25, 2013	- Payment of interim dividends	Approved as proposed
		- Incurrence of long-term debt	Approved as proposed
		- Additional procurement of LTE network frequency	Approved as proposed
		- Financial results for the first six months of 2013	—
		- Post-second quarter of 2013 report	—

Meeting	Date	Agenda	Approval
358th (the 8th meeting of 2013)	September 26, 2013	- Financial transactions with affiliated company (SK Securities)	Approved as proposed
		- Additional investments in LTE network	Approved as proposed
359th (the 9th meeting of 2013)	November 28, 2013	- 2014 transaction plan with SK Forest Co., Ltd.	Approved as proposed
		- Customer center management service contract for 2014	Approved as proposed
		- Base station maintenance contract for 2014	Approved as proposed
		- Report for the period after the third quarter of 2013	—
360th (the 10th meeting of 2013)	December 18, 2013	- Management plan for 2014	Approved as proposed
		- Plan of resale of fixed-line services of SK Broadband in 2014	Approved as proposed
		- Financial transactions with affiliated company (SK Securities)	Approved as proposed
361th (the 1st meeting of 2014)	February 6, 2014	- Financial statements as of and for the year ended December 31, 2013	Approved as proposed
		- Annual business report as of and for the year ended December 31, 2013	Approved as proposed
		- Report of internal accounting management	—
		- Report for the period after the fourth quarter of 2013	—
362th (the 2nd meeting of 2014)	February 20, 2014	- 2014 transaction of goods, services and assets with SK Planet Co., Ltd.	Approved as proposed
		- Rights offering by PS&Marketing Co., Ltd.	Approved as proposed
		- Convocation of the 30th General Meeting of Shareholders	Approved as proposed
		- Evaluation results of internal accounting management system	—
363th (the 3rd meeting of 2014)	March 21, 2014	- Election of the chief executive officer	Approved as proposed
		- Election of the chairman of the Board of Directors	Approved as proposed
		- Election of committee members	Approved as proposed
		- Financial transactions with affiliated company (SK Securities)	Approved as proposed
		- Provision of funds for management of the 2014 SUPEX meetings	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of March 25, 2014)

(a)	Compensation Review Committee

Total number of persons	Members
	Inside Directors	Independent Directors	Task
3	-	Jae Hoon Lee, Hyun Chin Lim, Jay Young Chung	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
5	Dong Seob Jee	Jae Hyeon Ahn, Dae Shick Oh, Jae Hoon Lee, Jay Young Chung	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	Dong Seob Jee	Jae Hyeon Ahn, Hyun Chin Lim, Jay Young Chung	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Sung Min Ha	Dae Shick Oh, Jae Hoon Lee	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Dae Shick Oh, Hyun Chin Lim, Jae Hyeon Ahn	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

2.	Audit System

The Company’s Audit Committee consists of four independent directors, Dae Shick Oh, Hyun Chin Lim, Jae Hyeon Ahn.

Major activities of the Audit Committee as of March 25, 2014 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2013	February 6, 2013

-   Construction of mobile phone facilities for 2013

-   Construction of transmission network facilities for 2013

-   Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

-   Review business and audit results for the second half of 2012 and business and audit plans for 2013

-   Report of internal accounting management system

Approved as proposed Approved as proposed Approved as proposed — —
The 2nd meeting of 2013	February 20, 2013

-   Report on the IFRS audit of fiscal year 2012

-   Report on review of 2012 internal accounting management system

-   Evaluation of internal accounting management system operation

-   Agenda and document review for the 29th General Meeting of Shareholders

-   Auditor’s report for fiscal year 2012

-   IT service management contract for 2013

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed
The 3rd meeting of 2013	March 21, 2013	- Transactions with SK C&C Co., Ltd. in the second quarter of 2013 - Plans for financial transactions with affiliated company (SK Securities)	Approved as proposed —
The 4th meeting of 2013	April 24, 2013

-   Election of chairman

-   Purchase of maintenance, repair and operations items from Happynarae Co., Ltd.

-   Service contract for SK Telecom China Holdings Co., Ltd.

-   Remuneration for outside auditor for fiscal year 2013

-   Outside auditor service plan for fiscal year 2013

-   Audit plan for fiscal year 2013

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —
The 5th meeting of 2013	June 19, 2013

-   Transactions with SK C&C Co., Ltd. in the third quarter of 2013

-   Myshop solution supply agreement with the Company’s Thailand branch

-   Plans for financial transactions with affiliated company (SK Securities)

Approved as proposed Approved as proposed —
The 6th meeting of 2013	July 24, 2013	- Construction of mobile phone facilities for 2013 - Construction of transmission network facilities for 2013 - Report on the 2013 first half IFRS review	Approved as proposed Approved as proposed —
The 7th meeting of 2013	September 25, 2013	- Transactions with SK C&C Co., Ltd. in the fourth quarter of 2013	Approved as proposed
		- Review business and audit results and business and audit plan for 2013	—

The 8th meeting of 2013	November 27, 2013	- Contract for maintenance of optical fiber cables in 2014	Approved as proposed
		- Leases of electriciy and transmission facilities in 2014	Approved as proposed
		- Service contract for fixed-line network services in 2014	Approved as proposed
		- Construction of mobile phone facilities in 2014	Approved as proposed
		- Construction of transmission network facilities in 2014	Approved as proposed

The 9th meeting of 2013	December 17, 2013	- Transactions with SK C&C Co., Ltd. in the first quarter of 2014	Approved as proposed
		- Transactions of goods and services with SK Planet Co., Ltd. in 2014	Approved as proposed
		- Agency contract for collection of accounts receivable in 2014	Approved as proposed

The 1st meeting of 2014	February 5, 2014	- Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee	Approved as proposed
		- Review of business and audit results for the second half of 2013 and business and audit plans for 2014	—
		- Report of internal accounting management system	—

Meeting	Date	Agenda	Approval

The 2nd meeting of 2014	February 19, 2014	- Report on the IFRS audit of fiscal year 2013	—
		- Report on review of 2013 internal accounting management system	—
		- Evaluation of internal accounting management system operation	Approved as proposed
		- Agenda and document review for the 30th General Meeting of Shareholders	Approved as proposed
		- Auditor’s report for fiscal year 2013	Approved as proposed
		- IT service management contract for 2014	Approved as proposed
		- Service contract with SK Wyverns for 2014	Approved as proposed
		- Service contract with SKTCH	Approved as proposed
		- Construction of fixed-line and wireless networks in 2014	Approved as proposed

The 3rd meeting of 2014	March 20, 2014	- Transactions with SK C&C Co., Ltd. in the second quarter of 2014	Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3.	Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

Also, neither written or electronic voting system nor minority shareholder rights is applicable.

4.	Affiliated Companies

A.	Capital Investments between Affiliated Companies

(As of December 31, 2013)
	Invested companies
Investing company	SK Corporation	SK Innovation	SK Energy	SK Global Chemical	SK Telecom	SK Networks	SKC	SK E&C	SK Shipping	SK Securities
SK Holdings		33.4%			25.2%	39.1%	42.5%	44.5%	83.1%
SK Innovation			100.0%	100.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals						0.02%		28.2%
SKC
SK E&C
SK Gas
SK C&C	31.8%									10.0%
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy
SK Seentec

Total affiliated companies	31.8%	33.4%	100.0%	100.0%	25.2%	39.2%	42.5%	72.7%	83.1%	10.0%

	Invested companies
Investing company	SK E&S	SK Gas	DOPCO	CCE	YN Energy	Ko-one Energy Service	Entis	SK Telink	Busan City Gas	Jeonnam City Gas
SK Holdings	94.1%
SK Innovation			41.0%
SK Energy
SK Global Chemical
SK Networks
SK Telecom								83.5%
SK Chemicals		45.5%					50.0%
SKC
SK E&C
SK Gas
SK C&C	5.9%
SK E&S				100.0%	100.0%	99.9%			67.3%	100.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec		10.0%

Total affiliated companies	100.0%	55.5%	41.0%	100.0%	100.0%	99.9%	50.0%	83.5%	67.3%	100.0%

	Invested companies
Investing company	Gangwon City Gas	JBES	M & Service	SK Wyverns	Infosec	Happynarae	SK Telesys	Gimcheon Energy Services	F&U Credit Info	Hanam Energy Service
SK Holdings
SK Innovation						42.5%
SK Energy
SK Global Chemical
SK Networks
SK Telecom				100.0%		42.5%			50.0%
SK Chemicals
SKC							50.0%
SK E&C
SK Gas						5.0%
SK C&C					100.0%	5.0%
SK E&S	100.0%	100.0%						80.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet			100.0%
SK Hynix
Ko-one Energy Service										100.0%
SK Seentec

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	100.0%	95.0%	50.0%	80.0%	50.0%	100.0%

	Invested companies
Investing company	SK D&D	Natruck	SK Hynix	Speed Motor	SK Mobile Energy	SK Petrochemical	SK Communi cations	SK Planet	SKC Air Gas	SKN service
SK Holdings
SK Innovation					100.0%
SK Energy		100.0%
SK Global Chemical						100.0%
SK Networks				100.0%						86.5%
SK Telecom			20.6%					100.0%
SK Chemicals
SKC									80.0%
SK E&C	45.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet							64.5%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	45.0%	100.0%	20.6%	100.0%	100.0%	100.0%	64.5%	100.0%	80.0%	86.5%

	Invested companies
Investing company	Commerce Planet	Real Vest	SKC Solmics Co., Ltd.	SK Broadband	LC&C	PMP	PS&Marketing	UBcare	PyongTaek Energy Service	Wirye Energy Service
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks					79.6%
SK Telecom				50.6%			100.0%
SK Chemicals								44.0%
SKC			41.4%
SK E&C		100.0%
SK Gas
SK C&C
SK E&S						100.0%			100.0%	89.5%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet	100.0%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	100.0%	41.4%	50.6%	79.6%	100.0%	100.0%	44.0%	100.0%	89.5%

	Invested companies
Investing company	Jeju United FC	MKS Guarantee	SK Forest	SK Lubricants	SKC Lighting	Bizen	SK HY ENG	HYSTEC	Silicon File	SK Biopharma ceuticals
SK Holdings			100.0%							100.0%
SK Innovation				100.0%
SK Energy	100.0%
SK Global Chemical
SK Networks
SK Telecom
SK Chemicals
SKC					98.6%
SK E&C
SK Gas
SK C&C						99.0%
SK E&S
SK Communications
SK Broadband
SK D&D		100.0%
SK Continental E-Motion
SK Lubricants
SK Shipping
SK Planet
SK Hynix							100.0%	100.0%	27.9%
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	100.0%	100.0%	100.0%	98.6%	99.0%	100.0%	100.0%	27.9%	100.0%

	Invested companies
Investing company	SK Seentec	Daejeon Pure Water	Gwangju Pure Water	SKW	Television Media Korea	Network O&S	Service Ace	Service Top	SK Pinx	U base Manufacturing Asia
SK Holdings
SK Innovation
SK Energy
SK Global Chemical
SK Networks									100.0%
SK Telecom						100.0%	100.0%	100.0%
SK Chemicals	100.0%
SKC				90.0%
SK E&C		32.0%	42.0%
SK Gas
SK C&C
SK E&S
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion
SK Lubricants										100.0%
SK Shipping
SK Planet					51.0%
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	100.0%	32.0%	42.0%	90.0%	51.0%	100.0%	100.0%	100.0%	100.0%	100.0%

	Invested companies
Investing company	Ulsan Aromatics	SK Continental E-Motion Korea	G.Hub	SK Incheon Petrochem	SK Trading International	Boryeong LNG Terminal	Initz
SK Holdings
SK Innovation				100.0%	100.0%
SK Energy
SK Global Chemical	50.0%
SK Networks
SK Telecom
SK Chemicals							66.0%
SKC
SK E&C
SK Gas			100.0%
SK C&C
SK E&S						50.0%
SK Communications
SK Broadband
SK D&D
SK Continental E-Motion		100.0%
SK Lubricants
SK Shipping
SK Planet
SK Hynix
Ko-one Energy Service
SK Seentec

Total affiliated companies	50.0%	100.0%	100.0%	100.0%	100.0%	50.0%	66.0%

*	Change in company names:

- Ulsan Aromatics changed its name from Arochemi

- Happynarae changed its name from MRO Korea

- Bizen changed its name from Telsk

- SK Hystec changed its name from Hystec

- SK HY ENG changed its name from Hynix Engineering

- Entis changed its name from SK Sci-tech

VII.	SHAREHOLDERS

1.	Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of December 31, 2013)	(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Shin Won Chey	Officer of affiliated company	Common share	2,000	0.00	2,000	0.00
Sung Min Ha	Officer of affiliated company	Common share	738	0.00	738	0.00

Total-		Common share	20,366,290	25.22	20,366,290	25.22

B.	Overview of the Largest Shareholder

SK Holdings Co., Ltd. (“SK Holdings”) is a holding company and as of December 31, 2013, has nine subsidiaries: SK Innovation Co., Ltd., SK Telecom Co., Ltd., SK Networks Co., Ltd., SKC Co., Ltd., SK Shipping Co., Ltd., SK E&C Co., Ltd., SK E&S Co., Ltd., SK Biofarm Co., Ltd. and SK Forest Co., Ltd.

Details of the subsidiaries of SK Holdings are as follows:

(Unit: in millions of Won)
Affiliates	Share Holdings	Book Value (million Won)	Industry	Description
SK Innovation Co., Ltd.	33.4%	3,944,657	Energy and Petrochemical	Publicly Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Telecommunication	Publicly Listed
SK Networks Co., Ltd.	39.1%	905,691	Trading, Energy Sale	Publicly Listed
SKC Co., Ltd.	42.5%	254,632	Synthetic Resin Manufacturing	Publicly Listed
SK E&C Co., Ltd.	44.5%	470,015	Construction	Privately Held
SK Shipping Co., Ltd.	83.1%	420,568	Ocean Freight	Privately Held
SK E&S Co., Ltd.	94.1%	1,026,307	Gas Company Holdings and Power Generation	Privately Held
SK Biofarm Co., Ltd.	100.0%	228,702	Biotechnology	Privately Held
SK Forest Co., Ltd.	100.0%	61,387	Forestry and landscaping	Privately Held

*	The above shareholdings are based on common share holdings as of December 31, 2013.

SK Holdings is a publicly listed company and is required to submit a report of its significant business activities in accordance with Article 161 of the Financial Investment Services and Capital Markets Act. Also as a holding company, SK Holdings is required to report key management activities of its subsidiaries in accordance with Article 8 of KOSPI Market Disclosure Regulation.

The rule is applicable to subsidiaries whose book value of the holding company’s shareholding exceeds 10% of its total assets based on the financial statements as of December 31, 2013. SK Innovation Co., Ltd. and SK Telecom Co., Ltd. are two such subsidiaries.

2.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows.

(As of December 31, 2013)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
SK Corporation	March 11, 2011	18,750,490	23.22	Man Won Jung, SK Telecom’s CEO, resigned Shin Bae Kim, SK C&C’s CEO, resigned
	April. 5, 2011	18,749,990	23.22	Dal Sup Shim, an Independent Director, disposed 500 shares
	July 8, 2011	18,749,990	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 5, 2011	18,750,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	August 23, 2011	18,751,490	23.22	Shin Won Chey, SKC’s Chairman, purchased 500 shares
	December 21, 2011	20,366,490	25.22	SK Holdings purchased 1,615,000 shares
	January 31, 2012	20,366,290	25.22	Retirement of Bang Hyung Lee, a former officer of an affiliated company

*	Shares held are the sum of shares held by SK Holdings and its related parties.

3.	Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of December 31, 2013)		(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	13,677,811	16.94%	—
2	SK Holdings	20,363,452	25.22	—
3	SK Telecom	9,809,375	12.15	Treasury shares
4	National Pension Service	4,760,489	5.90
Shareholdings under the Employee Stock Ownership Program		124,821	0.15

B.	Shareholder Distribution

(As of December 31, 2013)					(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	19,218	99.71%	30,867,631	38.23%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

4.	Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

(Unit: in Won and shares)
Types		December 2013	November 2013	October 2013	September 2013	August 2013	July 2013
Common stock	Highest	238,500	233,500	237,500	222,000	226,500	225,000
	Lowest	222,000	211,500	224,000	213,000	208,000	202,000
Monthly transaction volume		3,318,332	3,879,537	4,949462	3,308,919	3,450,141	4,132,452

B.	Foreign Securities Market

New York Stock Exchange	(Unit: in US dollars and number of American Depositary Receipts)
Types		December 2013	November 2013	October 2013	September 2013	August 2013	July 2013
Depository Receipt	Highest	25.16	24.78	24.79	22.70	22.32	22.26
	Lowest	23.55	22.16	23.35	21.64	20.47	19.47
Monthly transaction volume		26,263,646	31,228,383	19,620,914	16,420,048	14,577,017	24,407,441

VIII.	EMPLOYEES AND DIRECTORS

1.	Employees

(As of December 31, 2013)	(Unit: in persons and millions of Won)
Classification	Number of employees				Average service year	Aggregate wage for the year ended December 31, 2013	Average wage per person	Remarks
	Regular employees	Contract employees	Others	Total
Male	3,548	58	—	3,606	12.7	421,409	111	—
Female	523	63	—	586	10.7	50,029	74	—

Total	4,071	121	—	4,192	12.4	471,438	105	—

*	Excludes retirement and severance payments to employees whose employment was terminated before the end of the respective employment periods. Average wage per person was calculated with respect to the total number of paid employees.

2.	Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of December 31, 2013)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

(As of December 31, 2013)	(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director
Insider Directors	3	2,872	957
Independent Directors*	1	83	83
Audit Committee Members	4	320	80
Total	8	3,275	—

3.	Individual Compensation of Directors

(As of December 31, 2013)	(Unit: in millions of Won)
Name	Title	Aggregate Amount Paid
Sung Min Ha	Chief Executive Officer and President	1,266
Dong Seob Jee	Vice President, Head of Strategy Planning Department of SK Telecom	594

IX.	RELATED PARTY TRANSACTIONS

1.	Loans to the Largest Shareholder and Related Persons

None.

2.	Transfer of Assets to/from the Largest Shareholder and Other Transactions

A.	Investment and Disposition of Investment

None.

B.	Transfer of Assets

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Transferred Objects	Purpose of Transfer	Date of Transfer	Amount Transferred from Largest Shareholder	Amount Transferred to Largest Shareholder
SK Telesys	Affiliated company	Machinery and equipment	Disposition of idle assets	October 21, 2013	—	160	—
SK Networks	Affiliated company	Distribution network assets	Disposition of idle assets	November 26, 2013	—	162	—

Total					—	322	—

3.	Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Persons)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Seoul E&T and others	Agency	Long-term and short-term loans	89,491	278,639	283,370	84,760	—	—

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Daehan Kanggun BcN Co., Ltd.	Investee	Long-term loans	22,102	—	—	22,102	—	—

X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Status and Progress of Major Management Events

None.

B.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
27th Fiscal Year Meeting of Shareholders (March 11, 2011)

1.      Approval of the financial statements for the year ended December 31, 2010

2.      Approval of Remuneration Limit for Directors

3.      Amendment to Company Regulation on Executive Compensation

4.      Election of directors

-        Election of inside directors

-        Election of independent directors

-        Election of independent directors as Audit Committee members

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Won 12 billion)

Approved (Sung Min Ha, Jin Woo So)

Approved (Rak Young Uhm, Jay Young Chung, Jae Ho Cho)

Approved (Jay Young Chung, Jae Ho Cho)

1st Extraordinary Meeting of Shareholders of 2011 (August 31, 2011)	1. Approval of the Spin-off Plan 2. Election of director	Approved (Spin-off of SK Planet) Approved (Jun Ho Kim)
28th Fiscal Year Meeting of Shareholders (March 23, 2012)

1.      Approval of the financial statements for the year ended December 31, 2011

2.      Amendment to Articles of Incorporation

3.      Election of directors

-        Election of an inside director

-        Election of an inside director

-        Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Young Tae Kim) Approved (Dong Seob Jee) Approved (Hyun Chin Lim) Approved (Hyun Chin Lim) Approved (Won 12 billion)
29th Fiscal Year Meeting of Shareholders (March 22, 2013)

1.      Approval of the financial statements for the year ended December 31, 2012

2.      Amendments to Articles of Incorporation

3.      Election of directors

-        Election of an inside director

-        Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion)
30th Fiscal Year Meeting of Shareholders (March 21, 2014)

1.      Approval of the financial statements for the year ended December 31, 2013

2.      Amendments to Articles of Incorporation

3.      Election of directors

-        Election of an inside director

-        Election of an independent director

-        Election of an independent director

-        Election of an independent director

4.      Election of an independent director as Audit Committee member

5.      Approval of remuneration limit for directors

Approved (Cash dividend, Won 8,400 per share)

Approved

Approved (Sung Min Ha)

Approved (Jay Young Chung)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

2.	Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

(1)	Claim for copyright license fees regarding “Coloring” services

On May 7, 2010, Korea Music Copyright Association (“KOMCA”) filed a lawsuit with the court demanding that the Company pay KOMCA license fees for the Company’s “Coloring” services. The court rendered a judgment against the Company ordering the Company to pay Won 570 million to KOMCA, which was affirmed by the appellate court on October 26, 2011. The Company filed an appeal at the Supreme Court of Korea and the judgment was overturned on July 11, 2013. The case was remanded down to the appellate court and the Company expects to successfully defend the suit, based on recent decisions in similar suits involving KT and LGU+. While the Company does not expect this litigation to have an immediate impact on the Company’s business or results of operation as the final outcome of this litigation has not been determined, the Company may be required to pay increased annual license fees to KOMCA if the final judgment is rendered against the Company.

*	Actual impact on the Company’s business and financial condition from the litigation may be different from the Company’s expectation stated above.

B.	Other Matters

(1)	Pledged assets and covenants

SK Broadband has provided “geun” mortgage amounting to Won 14.8 billion to others, including Ilsan Guksa, on a part of its buildings in connection with the leasing of the buildings.

In 2011, PS&Marketing, a consolidated subsidiary of the Company, entered into a loan agreement to borrow up to Won 30 billion of working capital from Shinhan Bank.

[SK Broadband]

A.	Material Legal Proceedings

(1)	SK Broadband as the plaintiff

			(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Claim for cancellation of Korea Fair Trade Commission’s penalty reassessment	September 2009	1,810,000	Pending before Supreme Court
Damages claims against Golden Young and others	April 2011	454,267	Pending before district court
Other claims and proceedings	—	52,074	—
Total	—	2,316,341	—

(2)	SK Broadband as the defendant

		(Unit: in thousands of Won)
Description of Proceedings	Date of Commencement of Proceedings	Amount of Claim	Status
Damages claim by Sun Technology and one other	October 2011	1,223,778	Pending before Supreme Court
Damages claim by Haein Networks	March 2013	101,000	Pending before district court
Damages claim by On-nuri Co., Ltd.	December 2011	101,000	Pending before district court
Damages claim by Mac Telecom and five other companies	January 2012	606,000	Pending before district court
Other claims and proceedings	—	245,352	—

Total	—	2,277,130	—

In 2013, SK Broadband paid an aggregate of Won 5,599 million in damages in connection with the litigation relating to the leak of personal information at the district court with respect to the cases in which final judgments have been rendered (the total amount of which is Won 24,689 million and the total amount of damages ordered being Won 6,091 million). The Company has recorded a provision in the amount of Won 192 million for any potential remaining cases (the total amount of which is Won 3,000 million.)

[SK Communications]

A.	Material Legal Proceedings

As of December 31, 2013, the aggregate amount of claims was Won 3.9 billion. The management cannot reasonably forecast the outcome of the pending cases.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of December 31, 2013 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
Seoul Guarantee Insurance Company	Provisional deposit guarantee insurance for bonds	683,000

[SK Planet]

A.	Material Legal Proceedings

As of December 31, 2013, there were four pending proceedings with SK Planet as the defendant and the aggregate amount of the claims was Won 1.4 billion. The management cannot reasonably forecast the outcome of the pending cases and no amount in connection with these proceedings were recognized on the Company’s financial statements.

In addition, on July 4, 2012, SK Planet received a correctional order and a fine of Won 1,349 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. SK Planet appealed the order and filed a suit with the administrative court, which is still pending.

3.	Status of sanctions, etc.

[SK Telecom]

On September 19, 2011, the Korea Communications Commission imposed on the Company a fine of Won 6.86 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by January 2012.

On April 22, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 21 of the Electronic Commerce Act and was imposed a fine of Won 5 million. The Company paid the fine and filed a suit disputing the order of the Fair Trade Commission. The suit is currently pending.

On November 11, 2011, the Company received a correctional order from the Fair Trade Commission of Korea for violation of Article 23 of the Fair Trade Act relating to the transfer of patented technology necessary for the supply of relay facilities. The Company corrected the procedures before receiving the correctional order.

On March 14, 2012, the Company received a correctional order from the Fair Trade Commission of Korea for an alleged violation of Article 23 of the Fair Trade Act relating to the handset subsidy practice and distribution of handsets and was imposed a fine of Won 21,928 million. The Company appealed the order and filed a suit with the administrative court. The suit is currently pending.

On February 6, 2012, the Company received three penalty points and was imposed a fine of Won 3 million from the Korea Exchange for a violation of Article 35 of Korea Exchange’s disclosure rules. The Company paid the fine and has been taking efforts to prevent a repetitive violation.

On June 21, 2012, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to the safeguarding of location information. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by December 2012.

On July 4, 2012, the Company received a correctional order and a fine of Won 24,987 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the payment of system management and operation fees. The Company appealed the order and filed a suit with the administrative court. On September 12, 2012, the Company received a formal written letter from the Fair Trade Commission of Korea with a corrected fine of Won 25,042 million, which also includes the fine for transactions in the first half of 2012.

On December 24, 2012, the Korea Communications Commission imposed on the Company a fine of Won 6.89 billion, imposed a suspension on acquiring new subscribers from January 31, 2013 to February 21, 2013 and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by March 2013.

On January 11, 2013, the Company received a correctional order and a fine of Won 100 million from the Fair Trade Commission of Korea for alleged violation of Article 23 of the Fair Trade Act relating to the Company’s transactions with its distribution network. The Company paid the fine by May 10, 2013.

On March 14, 2013, the Korea Communications Commission imposed on the Company a fine of Won 3.14 billion and issued a correctional order in a case for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures in consultation with the Korea Communications Commission by April 2013.

On July 18, 2013, the Korea Communications Commission imposed on the Company a fine of Won 36.5 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by August 2013.

On August 21, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated procedural regulations related to terms and conditions of usage. The Company completed the improvement of the procedures in consultation with the Korea Communications Commission by November 2013.

On September 16, 2013, the Company received a correctional order from the Korea Communications Commission in connection with its decision on whether the Company had violated regulations related to wholesale provision of telecommunication services. The Company completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by October 2013.

On December 27, 2013, the Korea Communications Commission imposed on the Company a fine of Won 56.0 billion and issued a correctional order for providing discriminatory subsidies to subscribers. The Company paid the fine and completed the improvement of the procedures and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order by January 2014.

On March 7, 2014, the MSIP imposed a suspension of operations for 45 days for failure to observe the order of the Korea Communications Commission to cease providing discriminatory subsidies to subscribers. The Company expects to suspend its operations during the period beginning April 5, 2014 and ending May 19, 2014, and report to the MSIP on the implementation of actions pursuant to the suspension order by May 2014.

On March 13, 2014, the Korea Communications Commission imposed on the Company a fine of Won 16.65 billion, imposed a suspension on acquiring new customers for 7 days, and issued a correctional order for providing discriminatory subsidies to subscribers. The Company expects to pay the fine, suspend acquisition of new customers, complete the improvement of the procedures and report to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On January 31, 2013, the Seoul Central District Court acquitted Mr. Jae Won Chey, our former director and vice chairman, on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal of the above-mentioned former director, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea affirmed the Seoul High Court’s decision. While the court’s final decision on the appealed case is not expected to have a material effect on the Company’s financial position, investors should note that it is difficult to predict, among others, the market’s assessment of such case.

[SK Broadband]

(1)	Violation of the Telecommunication Business Act

-	Date: August 21, 2013

-	Subject Company: SK Broadband

-	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

-	Reason and the Relevant Law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act for use of subscription agreements that omitted certain material terms and conditions pertaining to high-speed Internet usage.

-	Status of Implementation: Completed revision of subscription agreements to include material terms and conditions pertaining to high-speed Internet usage. Planning to distribute information sheets on current terms and conditions to new subscribers.

-	Company’s Plan: Improve operations including through revision of subscription agreements.

(2)	Violation of the Telecommunication Business Act

-	Date: June 5, 2013

-	Subject Company: SK Broadband

-	Sanction: SK Broadband received a correctional order from the Korea Communications Commission.

-	Reason and the Relevant Law: Improperly delayed cancellations of high-speed Internet subscribers and violated Articles 42 and 50 of the Telecommunication Business Act.

-	Status of Implementation: Improving operating procedures to stop the prohibited practice due for completion in August, completed amendment of the terms of service and published the sanction in newspapers.

-	Company’s Plan: Improve cancellation procedures to prevent recurrence of the cancellation delays.

(3)	Violation of accounting rules

-	Date: December 13, 2012

-	Subject Company: SK Broadband

-	Sanction: SK Broadband was imposed a fine of Won 39 million from the Korea Communications Commission.

-	Reason and the relevant law: Business report for 2011 violated accounting rules under Article 49 of the Telecommunication Business Act.

-	Status of Implementation: Paid the fine.

-	Company’s plan: Will improve accounting management system.

(4)	Violation of the Telecommunications Business Act

-	Date: May 18, 2012

-	Subject Company: SK Broadband

-	Sanction: SK Broadband received a correctional order and a fine of Won 253 million

-	Reason and relevant law: Violation of Article 50, Paragraph 1, Number 5 of the Telecommunications Business Act and Article 50, Paragraph 1 of the related Enforcement Decree for offering discounts outside the terms and conditions of the subscription agreement to certain subscribers and thereby discriminating against certain subscribers

-	Status of implementation: Paid the fine, ceased the prohibitive practice, disclosed receiving the correctional order in a newspaper advertisement and changed business practice to prevent reoccurrence.

-	Company’s plan: Continuous management of the company’s distribution network and improve the company’s distribution structure.

(5)	Violation of accounting rules

-	Date: January 20, 2012

-	Subject Company: SK Broadband

-	Sanction: SK Broadband was imposed a fine of Won 54 million from the Korea Communications Commission.

-	Reason and the Relevant Law: Business report for 2010 violated accounting rules under Article 49 of the Telecommunication Business Act.

-	Status of Implementation: Paid the fine.

-	Company’s Plan: Will improve accounting management system.

(6)	Violation of the Telecommunication Business Act

-	Date: November 23, 2011

-	Subject Company: SK Broadband

-	Sanction: SK Broadband was imposed a fine of Won 30 million from the Korea Communications Commission.

-	Reason and the Relevant Law: Violated Telecommunication Business Act by allocating “060” number without prior review and charging fees for the service usage.

-	Status of Implementation: Paid the fine, stopped the prohibited practice, improved operating procedures and reported the results.

-	Company’s Plan: Will improve operating procedures.

(7)	Violation of the Act on Facilitation of the Use of Information Network and Protection of Information

-	Date: July 14, 2011

-	Subject: SK Broadband and a former officer of SK Broadband

-	Sanction: SK Broadband was imposed a fine of Won 15 million and the former officer was imposed a fine of Won 5 million.

-	Reason and the Relevant Law: Violated Articles 24 and 62 of the Act on Facilitation of the Use of Information Network and Protection of Information by providing subscribers’ personal information to telemarketers without subscribers’ consents.

-	Status of Implementation: Paid the fine.

-	Company’s Plan: Provide education to officers and employees and strengthen internal regulations.

(8)	Violation of the Telecommunication Business Act

-	Date: February 21, 2011

-	Subject Company: SK Broadband

-	Sanction: SK Broadband was imposed a correctional order and a fine of Won 3.2 billion from the Korea Communications Commission.

-	Reason and the Relevant Law: Improperly discriminated subscribers with respect to the fee reduction in the process of acquiring high-speed Internet subscribers. Violated Article 50 of the Telecommunication Business Act and Article 42 of the Enforcement Decree.

-	Status of Implementation: Paid the fine, stopped the prohibited practice, published the sanction in newspapers, improved operating procedures and amended the terms of services.

-	Company’s Plan: Continue to monitor marketing networks, improve marketing procedures, distribute incentive items directly and reduce incentive items.

4.	Important Matters That Occurred After December 31, 2013

[SK Telecom]

Of the convertibles notes issued by the Company on April 7, 2009, conversion rights with respect to the remaining balance in the principal amount of US$57,046,000 was claimed as of December 31, 2013 and the Company delivered cash as payment in full by January 6, 2014.

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The estimated date of investment is March 26, 2014 and the total investment amount including this new investment will be Won 330 billion.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital, of the information technology and mobile wing of SK Networks for Won 123.7 billion.

On the same day, the board of directors of PS&Marketing resolved to acquire 13 retail stores, including such stores’ assets and liabilities, of LCNC Co., Ltd. for Won 10.9 billion.

[SK Communications]

On March 6, 2014, the board of directors of SK Communications resolved to dispose of the Cyworld service and certain assets to Cyworld Co., Ltd.

5.	Use of Proceeds

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

(As of December 31, 2013)			(Unit: in millions of Won)
Classification	Closing Date	Proceeds	Planned Use of Proceeds	Actual Use of Proceeds	Reasons for Change
Convertible Bonds	April 7, 2009	437,673	Refinancing of convertible bonds issued in May 2004	Refinancing and working capital	—

SK TELECOM CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying consolidated statements of financial position of SK Telecom Co., Ltd. and its subsidiaries (the “Group”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of SK Broadband Co., Ltd., a domestic subsidiary, and an associate, whose financial statements constitute 21.2% of the Group’s consolidated total assets as of December 31, 2013, 11.7% of the Group’s consolidated operating revenue and 33.6% of the Group’s profit before income tax for the year ended December 31, 2013 and the financial statements of SK Broadband Co., Ltd., and two other domestic subsidiaries and an associate, whose financial statements constitute 26.6% of the Group’s consolidated total assets as of December 31, 2012 and 15.1% of the Group’s consolidated operating revenue for the year ended December 31, 2012. Other auditors audited those financial statements and our report, insofar as it relates to the amounts included for these entities, is based solely on the results of other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, based on our audits and reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

As discussed in note 38 to the consolidated financial statements, the Group disposed of its partial interests in Loen Entertainment, Inc., a subsidiary, which resulted in loss of control during the year ended December 31, 2013. The Group presented the results of operations of Loan Entertainment, Inc. as a discontinued operation in the consolidated statement of income for the year ended December 31, 2013 and accordingly restated the comparative information for the year ended December 31, 2012.

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 21, 2014

This report is effective as of February 21, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2013 and 2012

(In millions of won)	Note	December 31, 2013		December 31, 2012 (Restated)
Assets
Current Assets:
Cash and cash equivalents	34,35	￦	1,398,639	920,125
Short-term financial instruments	6,34,35,36,37		311,474	514,417
Short-term investment securities	9,34,35		106,068	60,127
Accounts receivable – trade, net	7,34,35,36		2,257,316	1,954,920
Short-term loans, net	7,34,35,36		79,395	84,908
Accounts receivable – other, net	7,34,35,36		643,603	582,098
Prepaid expenses			108,909	102,572
Derivative financial assets	22,34,35		10	9,656
Inventories, net	8,37		177,120	242,146
Assets classified as held for sale	10		3,667	775,556
Advanced payments and other	7,9,34,35		37,214	47,896

Total Current Assets			5,123,415	5,294,421

Non-Current Assets:
Long-term financial instruments	6,34,35,37		8,142	144
Long-term investment securities	9,34,35		968,527	953,712
Investments in associates and joint ventures	12		5,325,297	4,632,477
Property and equipment, net	13,36,37		10,196,607	9,712,719
Investment property, net	14		15,811	27,479
Goodwill	15		1,733,261	1,744,483
Intangible assets, net	16		2,750,782	2,689,658
Long-term loans, net	7,34,35,36		57,442	69,299
Long-term prepaid expenses	37		32,008	31,341
Guarantee deposits	6,7,34,35,36		249,600	236,242
Long-term derivative financial assets	22,34,35		41,712	52,992
Deferred tax assets	31		26,322	124,098
Other non-current assets	7,34,35		47,589	26,494

Total Non-Current Assets			21,453,100	20,301,138

Total Assets		￦	26,576,515	25,595,559

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2013 and 2012

(In millions of won)	Note	December 31, 2013		December 31, 2012 (Restated)
Liabilities and Equity
Current Liabilities:
Short-term borrowings	17,34,35	￦	260,000	600,245
Current portion of long-term debt, net	17,18,20,34,35		1,268,427	892,867
Accounts payable – trade	34,35,36		214,716	253,884
Accounts payable – other	34,35,36		1,864,024	1,811,038
Withholdings	34,35,36		728,936	717,170
Accrued expenses	34,35		988,193	890,863
Income tax payable	31		112,316	60,253
Unearned revenue			441,731	258,691
Derivative financial liabilities	22,34,35		21,171	—
Provisions	19		66,775	287,307
Advanced receipts and other	34,35		102,931	108,272
Liabilities classified as held for sale	10,37		—	294,305

Total Current Liabilities			6,069,220	6,174,895

Non-Current Liabilities:
Debentures, net, excluding current portion	17,34,35		4,905,579	4,979,220
Long-term borrowings, excluding current portion	17,34,35		104,808	369,237
Long-term payables – other	18,34,35		838,585	715,508
Long-term unearned revenue			50,894	160,821
Finance lease liabilities	20,34,35		3,867	22,036
Defined benefit obligations	21		74,201	86,521
Long-term derivative financial liabilities	22,34,35		103,168	63,599
Long-term provisions	19		28,106	106,561
Deferred tax liabilities	31		168,825	—
Other non-current liabilities	34,35		62,705	62,379

Total Non-Current Liabilities			6,340,738	6,565,882

Total Liabilities			12,409,958	12,740,777

Equity
Share capital	1,23		44,639	44,639
Capital surplus (deficit) and other capital adjustments	24,25		317,508	(288,883)
Retained earnings	26		13,102,495	12,124,657
Reserves	27		(12,270)	(25,636)

Equity attributable to owners of the Parent Company			13,452,372	11,854,777
Non-controlling interests			714,185	1,000,005

Total Equity			14,166,557	12,854,782

Total Liabilities and Equity		￦	26,576,515	25,595,559

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2013 and 2012

(In millions of won except for per share data)	Note	2013		2012 (Restated)
Continuing operations
Operating revenue:	5,36
Revenue		￦	16,602,054	16,141,409

Operating expense:	36
Labor cost	21		1,561,358	1,267,928
Commissions paid			5,498,695	5,949,542
Depreciation and amortization	5		2,661,623	2,421,128
Network interconnection			1,043,733	1,057,145
Leased line			448,833	468,785
Advertising			394,066	384,353
Rent			443,639	422,388
Cost of products that have been resold			1,300,375	1,292,304
Other operating expenses	28		1,238,623	1,147,787

			14,590,945	14,411,360

Operating income	5		2,011,109	1,730,049

Finance income	5,30		113,392	444,558
Finance costs	5,30		(571,203)	(638,285)
Gain (losses) related to investments in subsidiaries, associates and joint ventures, net	5,12		706,509	(24,560)
Other non-operating income	20,29		74,467	195,910
Other non-operating expenses	29		(507,173)	(188,304)

Profit before income tax			1,827,101	1,519,368

Income tax expense from continuing operations	5,31		400,797	288,207

Profit from continuing operations			1,426,304	1,231,161

Discontinued operations
Profit (loss) from discontinued operations, net of income taxes	38		183,245	(115,498)

Profit for the year	5	￦	1,609,549	1,115,663

Attributable to :
Owners of the Parent Company		￦	1,638,964	1,151,705
Non-controlling interests			(29,415)	(36,042)

Earnings per share	32
Basic earnings per share (in won)		￦	23,211	16,525

Diluted earnings per share (in won)		￦	23,211	16,141

Earnings per share - Continuing operations	32
Basic earnings per share (in won)		￦	20,708	18,015

Diluted earnings per share (in won)		￦	20,708	17,583

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012 (Restated)
Profit for the year		￦	1,609,549	1,115,663

Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligations	3,21		5,946	(15,048)
Items that may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	3,27,30		2,009	(149,082)
Net change in other comprehensive income of investments in associates and joint ventures	3,12,27		3,034	(82,513)
Net change in unrealized fair value of derivatives	3,22,27,30		11,222	(23,361)
Foreign currency translation differences for foreign operations	3,27		(3,714)	(49,538)

			18,497	(319,542)

Total comprehensive income		￦	1,628,046	796,121

Total comprehensive income attributable to:
Owners of the Parent Company		￦	1,655,570	851,565
Non-controlling interests			(27,524)	(55,444)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(In millions of won)
	Controlling interest
	Share capital		Capital deficit and other capital adjustments	Retained earnings	Reserves	Sub-total	Non- controlling interests	Total equity
Balance, January 1, 2012	￦	44,639	(285,347)	11,642,525	260,064	11,661,881	1,070,828	12,732,709
Cash dividends		—	—	(655,133)	—	(655,133)	(2,133)	(657,266)
Total comprehensive income
Profit (loss)		—	—	1,151,705	—	1,151,705	(36,042)	1,115,663
Other comprehensive loss		—	—	(14,440)	(285,700)	(300,140)	(19,402)	(319,542)

		—	—	1,137,265	(285,700)	851,565	(55,444)	796,121
Changes in ownership in subsidiaries		—	(3,536)	—	—	(3,536)	(13,246)	(16,782)

Balance, December 31, 2012	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782

Balance, January 1, 2013	￦	44,639	(288,883)	12,124,657	(25,636)	11,854,777	1,000,005	12,854,782
Cash dividends		—	—	(655,946)	—	(655,946)	(2,242)	(658,188)
Total comprehensive income
Profit (loss)		—	—	1,638,964	—	1,638,964	(29,415)	1,609,549
Other comprehensive loss		—	—	3,240	13,366	16,606	1,891	18,497

		—	—	1,642,204	13,366	1,655,570	(27,524)	1,628,046
Issuance of hybrid bond		—	398,518	—	—	398,518	—	398,518
Interest on hybrid bond		—	—	(8,420)	—	(8,420)	—	(8,420)
Treasury stock		—	271,536	—	—	271,536	—	271,536
Business combination under common control		—	(61,854)	—	—	(61,854)	—	(61,854)
Changes in ownership in subsidiaries		—	(1,809)	—	—	(1,809)	(256,054)	(257,863)

Balance, December 31, 2013	￦	44,639	317,508	13,102,495	(12,270)	13,452,372	714,185	14,166,557

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	1,609,549	1,115,663
Adjustments for income and expenses	39		3,275,376	3,289,861
Changes in assets and liabilities related to operating activities	39		(969,870)	204,308

Sub-total			3,915,055	4,609,832
Interest received			64,078	88,711
Dividends received			10,197	27,732
Interest paid			(300,104)	(363,685)
Income tax paid			(130,656)	(362,926)

Net cash provided by operating activities			3,558,570	3,999,664

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			186,425	464,531
Decrease in short-term investment securities, net			—	65,000
Collection of short-term loans			290,856	282,658
Proceeds from disposal of long-term financial instruments			16	23
Proceeds from disposal of long-term investment securities			287,777	511,417
Proceeds from disposal of investments in associates and joint ventures			43,249	1,518
Proceeds from disposal of property and equipment			12,579	271,122
Proceeds from disposal of investment property			—	43,093
Proceeds from disposal of intangible assets			2,256	21,048
Net proceeds from the disposition of non-current assets held for sale			190,393	—
Collection of long-term loans			13,104	11,525
Decrease of deposits			8,509	41,785
Proceeds from disposal of other non-current assets			683	1,853
Proceeds from disposal of subsidiaries			215,939	89,002
Increase in cash due to acquisition of a subsidiary			—	26,651

Sub-total			1,251,786	1,831,226
Cash outflows for investing activities:
Increase in short-term investment securities, net			(45,032)	—
Increase in short-term loans			(279,926)	(245,465)
Increase in long-term loans			(4,050)	(3,464)
Increase in long-term financial instruments			(7,510)	(16)
Acquisition of long-term investment securities			(22,141)	(92,929)
Acquisition of investments in associates and joint ventures			(97,366)	(3,098,833)
Acquisition of property and equipment			(2,879,126)	(3,394,349)
Acquisition of investment property			—	(129)
Acquisition of intangible assets			(243,163)	(146,249)
Increase in assets held for sale			—	(51,831)
Increase in deposits			(83,314)	(43,534)
Increase in other non-current assets			(1,830)	(8,619)
Acquisition of business, net of cash acquired			(94,805)	(43,389)
Decrease in cash due to disposal of a subsidiary			—	(12,003)

Sub-total			(3,758,263)	(7,140,810)

Net cash used in investing activities		￦	(2,506,477)	(5,309,584)

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012
Cash flows from financing activities:
Cash inflows from financing activities:
Issuance of debentures		￦	1,328,694	2,098,351
Proceeds from long-term borrowings			105,055	2,059,004
Issuance of hybrid bond			398,518	—
Cash inflows from derivative transactions			19,970	87,899

Sub-total			1,852,237	4,245,254
Cash outflows for financing activities:
Decrease in short-term borrowings, net			(340,245)	(61,401)
Repayment of current portion of long-term debt			(161,575)	(102,672)
Repayment of debentures			(771,976)	(1,145,691)
Repayment of long-term borrowings			(467,217)	(1,660,509)
Cash outflows from derivative transactions			—	(5,415)
Payment of finance lease liabilities			(20,342)	(20,794)
Payment of dividends			(655,946)	(655,133)
Decrease in cash from the consolidated capital transaction			(8,093)	(8,372)

Sub-total			(2,425,394)	(3,659,987)

Net cash provided by (used in) financing activities			(573,157)	585,267

Net increase (decrease) in cash and cash equivalents			478,936	(724,653)
Cash and cash equivalents at beginning of the year			920,125	1,650,794
Effects of exchange rate changes on cash and cash equivalents			(422)	(6,016)

Cash and cash equivalents at end of the year		￦	1,398,639	920,125

See accompanying notes to the consolidated financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications in Korea. The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2013, the Parent Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	4,760,489	5.90
Institutional investors and other minority stockholders	45,812,395	56.73
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

These consolidated financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). SK Holdings Co, Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of December 31, 2013 and 2012 is as follows:

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2013	Dec. 31, 2012
SK Telink Co., Ltd.	Korea	Telecommunication service	83.5	83.5
M&Service Co., Ltd.(*)	Korea	Data base and online information services	100.0	—
SK Communications Co., Ltd.	Korea	Internet website services	64.6	64.6
PAXNet Co., Ltd.(*)	Korea	Internet website services	—	59.7
Loen Entertainment, Inc.(*)	Korea	Release of music disc.	—	67.6
Stonebridge Cinema Fund	Korea	Investment association	56.0	57.0
Commerce Planet Co., Ltd.	Korea	Online shopping mall operation agency	100.0	100.0
SK Broadband Co., Ltd.	Korea	Telecommunication services	50.6	50.6
Broadband Media Co., Ltd.(*)	Korea	Multimedia TV portal services	—	100.0
K-net Culture and Contents Venture Fund	Korea	Investment association	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Investment association	66.7	66.7
Open Innovation Fund	Korea	Investment association	98.9	98.9
PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer center management service	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

			Ownership (%)
Subsidiary	Location	Primary business	Dec. 31, 2013	Dec. 31, 2012
Service Top Co., Ltd.	Korea	Customer center management service	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
BNCP Co., Ltd.	Korea	Internet website services	100.0	100.0
SK Planet Co., Ltd.	Korea	Telecommunication service	100.0	100.0
Madsmart, Inc.(*)	Korea	Application software production	—	100.0
SK Telecom China Holdings Co., Ltd.	China	Investment association	100.0	100.0
SKY Property Mgmt. Ltd.(*)	Virgin Island	Real estate investment	—	60.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	65.5	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment association	100.0	100.0
SK China Real Estate Co., Ltd.(*)	Hong Kong	Real estate investment	—	99.4
SK Planet Japan	Japan	Digital contents sourcing service	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.(*)	Singapore	Investment association	100.0	—
SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
YTK Investment Ltd.	Cayman	Investment association	100.0	100.0
Atlas Investment	Cayman	Investment association	100.0	100.0
Technology Innovation Partners, LP.	USA	Investment association	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment association	100.0	100.0

(*)	Changes in subsidiaries are explained in note 1-(4).

In accordance with the Group’s accounting policy relating to the scope of consolidation, small-sized subsidiaries including IM Shopping Inc. were excluded from the list of subsidiaries as the effects on the Group’s consolidated financial statements are not material considering both individual and overall quantitative and qualitative effects.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries

Condensed financial information of subsidiaries as of and for the year ended December 31, 2013 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	252,475	125,807	126,668	433,276	16,024
M&Service Co., Ltd.(*1)		68,587	32,626	35,961	130,178	4,176
SK Communications Co., Ltd.		205,792	53,755	152,037	128,272	(41,893)
Stonebridge Cinema Fund		11,974	377	11,597	1	1,320
Commerce Planet Co., Ltd.		26,237	27,333	(1,096)	56,565	587
SK Broadband Co., Ltd.		3,044,349	1,916,721	1,127,628	2,539,366	12,306
K-net Culture and Contents Venture Fund		16,181	12	16,169	—	(16,595)
Fitech Focus Limited Partnership II		21,446	—	21,446	—	(1,179)
Open Innovation Fund		27,996	—	27,996	—	(15,408)
PS&Marketing Corporation		277,300	141,356	135,944	1,095,647	1,369
Service Ace Co., Ltd.		56,276	30,667	25,609	187,961	2,995
Service Top Co., Ltd.		48,369	30,634	17,735	159,364	3,484
Network O&S Co., Ltd.		56,677	32,353	24,324	198,664	2,060
BNCP Co., Ltd.		12,108	6,433	5,675	14,819	(9,019)
SK Planet Co., Ltd.		2,528,054	766,841	1,761,213	1,378,211	201,556
SK Telecom China Holdings Co., Ltd.		36,261	2,052	34,209	17,025	613
Shenzhen E-eye High Tech Co., Ltd.		17,894	1,841	16,053	7,703	(789)
SK Global Healthcare Business Group., Ltd.		27,625	—	27,625	—	831
SK Planet Japan		1,793	280	1,513	394	(1,635)
SKT Vietnam PTE. Ltd.		11,773	8,862	2,911	—	(28,086)
SK Planet Global PTE. Ltd.		697	149	548	331	(1,420)
SKP GLOBAL HOLDINGS PTE. LTD.(*1)		20,713	9	20,704	—	1,542
SKT Americas, Inc.		33,876	1,315	32,561	9,207	(6,544)
SKP America LLC.		22,399	12	22,387	—	—
YTK Investment Ltd.		42,118	—	42,118	—	(21,764)
Atlas Investment(*2)		40,218	101	40,117	—	(8,248)

(*1)	Changes in subsidiaries are explained in note 1-(4).
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of subsidiaries as of and for the year ended December 31, 2012 is as follows:

(In millions of won)
Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	￦	241,977	128,191	113,786	341,084	(74,951)
SK Communications Co., Ltd.		265,819	70,483	195,336	197,153	(35,334)
PAXNet Co., Ltd.		31,400	9,173	22,227	34,237	(156)
Loen Entertainment, Inc.		173,079	44,998	128,081	185,016	23,839
Stonebridge Cinema Fund		10,965	903	10,062	509	5,707
Commerce Planet Co., Ltd.		34,007	35,351	(1,344)	52,507	655
SK Broadband Co., Ltd.		3,035,657	1,656,923	1,378,734	2,486,317	26,412
Broadband media Co., Ltd.		50,574	320,727	(270,153)	90,602	(3,396)
K-net Culture and Contents Venture Fund		43,779	15	43,764	—	(1,778)
Fitech Focus Limited Partnership II		22,547	—	22,547	—	(3,934)
Open Innovation Fund		43,394	—	43,394	—	(788)
PS&Marketing Corporation		317,613	181,737	135,876	1,484,492	(9,662)
Service Ace Co., Ltd.		48,956	24,461	24,495	146,554	3,418
Service Top Co., Ltd.		43,332	25,963	17,369	133,705	4,198
Network O&S Co., Ltd.		165,818	140,853	24,965	377,909	7,970
BNCP Co., Ltd.		24,000	9,367	14,633	26,167	(2,463)
SK Planet Co., Ltd.		1,647,965	381,620	1,266,345	1,034,697	11,977
Madsmart, Inc.		1,591	724	867	635	(2,756)
SK Telecom China Holdings Co., Ltd.		35,233	1,782	33,451	25,755	(151)
SKY Property Mgmt. Ltd.(*1)		773,413	294,305	479,108	70,808	10,390
Shenzhen E-eye High Tech Co., Ltd.		18,915	1,788	17,127	9,590	(1,068)
SK Global Healthcare Business Group., Ltd.		25,784	—	25,784	—	—
SK Planet Japan		47	4	43	—	(63)
SKT Vietnam PTE. Ltd.		38,331	7,904	30,427	990	(8)
SK Planet Global PTE. Ltd.		636	130	506	—	(526)
SKT Americas, Inc.		36,378	784	35,594	10,712	(10,837)
SKP America LLC.		6,669	2,431	4,238	109	(3,301)
YTK Investment Ltd.		64,036	—	64,036	—	—
Atlas Investment(*2)		51,065	205	50,860	—	(4,324)

(*1)	The financial information of SKY Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.
(*2)	The financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., subsidiaries of Atlas Investment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included or excluded from consolidation during the year ended December 31, 2013 is as follows:

1) Newly included subsidiaries

Subsidiary	Reason
M&Service Co., Ltd.	SK Planet Co., Ltd. acquired ownership interest in M&Service Co., Ltd.
SKP GLOBAL HOLDINGS PTE. LTD.	SK Planet Co., Ltd. invested in SKP GLOBAL HOLDINGS PTE. LTD.

2) Excluded subsidiaries

Subsidiary	Reason
PAXNet Co., Ltd.	The Parent Company sold its investment during the year.
Broadband media Co., Ltd.	Merged into SK Broadband Co., Ltd. during the year.
Madsmart, Inc.	Merged into SK Planet Co., Ltd. during the year.
SKY Property Mgmt. Ltd.	The Parent Company sold its investment during the year.
SK China Real Estate Co., Ltd.	The Parent Company sold its investment during the year.
Loen Entertainment, Inc.	The Parent Company sold its investment during the year.

(5)	Significant non-controlling interests of the Group for the years ended December 31, 2013 and 2012 are as follows. There were no dividends paid during the years ended December 31, 2013 and 2012 by subsidiaries of which non-controlling interests are significant.

(In millions of won)
	December 31, 2013
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.
Ownership of non-controlling interests (%)		35.4	49.4

Current assets	￦	108,100	533,597
Non-current assets		97,692	2,510,752
Current liabilities		(51,868)	(938,385)
Non-current liabilities		(1,887)	(978,336)
Net assets		152,037	1,127,628
Adjustment for fair value		—	113,478
Net assets of consolidated entities		152,037	1,241,106
Carrying amount of non-controlling interests		53,856	613,560

Revenue	￦	128,272	2,539,366
Profit (loss) for the period		(41,893)	12,306
Amortization of adjustment for fair value		—	(30,977)
Loss of the consolidated entities		(41,893)	(18,671)
Total comprehensive loss		(43,318)	(13,059)
Loss attributable to non-controlling interests		(14,853)	(9,231)

Net cash provided by (used in) operating activities	￦	(22,867)	440,036
Net cash provided by (used in) investing activities		41,788	(329,346)
Net cash provided by (used in) financing activities		19	(129,181)
Net increase (decrease) in cash and cash equivalents		18,940	(18,491)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity, Continued

(5)	Significant non-controlling interests of the Group for the years ended December 31, 2013 and 2012 are as follows. There were no dividends paid during the years ended December 31, 2013 and 2012 by subsidiaries of which non-controlling interests are significant, Continued

(In millions of won)	December 31, 2012
	SK Communications Co., Ltd.		SK Broadband Co., Ltd.(*1)	SKY Property Mgmt. Ltd.(*2)
Ownership of non-controlling interests (%)		35.4	49.4	40.0

Current assets	￦	99,599	684,804	69,093
Non-current assets		166,220	2,394,352	704,319
Current liabilities		(64,811)	(907,000)	(51,068)
Non-current liabilities		(5,672)	(1,061,608)	(243,236)
Net assets		195,336	1,110,548	479,108
Adjustment for fair value		—	144,455	—
Net assets of consolidated entities		195,336	1,255,003	479,108
Carrying amount of non-controlling interests		69,222	621,055	195,907

Revenue	￦	197,153	2,492,160	70,808
Profit (loss) for the period		(35,334)	22,499	10,390
Amortization of adjustment for fair value		—	(72,192)	—
Profit (loss) of the consolidated entities		(35,334)	(49,693)	10,390
Total comprehensive Income (loss)		(36,785)	17,397	(23,948)
Profit (loss) attribute to non-controlling interests		(12,525)	(24,595)	4,156

Net cash provided by (used in) operating activities	￦	(14,925)	375,848	16,258
Net cash provided by (used in) Investing activities		5,319	(287,975)	(396)
Net cash provided by (used in) financing activities		92	(224,837)	(1,405)
Net increase (decrease) in cash and cash equivalents		(9,514)	(136,964)	14,457

(*1)	The financial information of SK Broadband Co., Ltd. includes the financial information of Broadband media Co., Ltd., a subsidiary of SK Broadband Co., Ltd.
(*2)	The financial information of SKY Property Mgmt. Ltd. includes the financial information of SK China Real Estate Co., Ltd., a subsidiary of Sky Property Mgmt. Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.	Basis of Presentation

(1)	Statement of compliance

These consolidated financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

The consolidated financial statements were authorized for issuance by the Board of Directors on February 6, 2014, which will be submitted for approval at the shareholders’ meeting to be held on March 21, 2014.

(2)	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(3)	Functional and presentation currency

Financial statements of Group entities within the Group are presented in functional currency and the currency of the primary economic environment in which each entity operates. Consolidated financial statements of the Group are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(4)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue and classification of investment property.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments and intangible assets, impairment of goodwill, measurement of defined benefit obligation, recognition of deferred tax assets (liabilities), and commitments and contingencies.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

3) Fair value measurement

The Group establishes fair value measurement policies and procedures as its accounting policies and disclosures require fair value measurements for the majority of financial and non-financial assets and liabilities. Such policies and procedures are executed by the valuation division, which is responsible for the review of significant fair value measurements including fair values classified as level 3 in the fair value hierarchy, and the results of which are directly reported to the finance executive.

The valuation division regularly reviews unobservable significant inputs and valuation adjustments. If third party information such as prices available from an exchange, dealer, broker, industry group, pricing service or regulatory agency is used for fair value measurements, the valuation division reviews whether the valuation based on third party information includes classifications by levels within the fair value hierarchy and meets the requirements for the relevant standards.

The Group uses the best observable inputs in market when measuring fair values of assets or liabilities. Fair values are classified within the fair value hierarchy based on inputs used in valuation methods, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

If various inputs used to measure fair value of assets or liabilities are transferred between levels of the fair value hierarchy, the Group classifies the assets and liabilities at the lowest level of inputs among the fair value hierarchy which is significant to the entire measured value and recognizes transfers between levels at the end of the reporting period of which such transfers occurred.

Information about assumptions used for fair value measurements are included in note 35.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Parent Company because it controls the Parent Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Changes in Accounting Policies

The accounting policies have been applied consistently to all periods presented in these consolidated financial statements except for new standards, interpretations and amendments to existing standards mandatory for the Group for annual periods beginning on or after January 1, 2013 set out below.

-	K-IFRS No. 1110, ‘Consolidated Financial Statements’

-	K-IFRS No. 1111, ‘Joint Arrangements’

-	K-IFRS No. 1112, ‘Disclosure of Interests in Other Entities’

-	K-IFRS No. 1113, ‘Fair Value Measurement’

-	K-IFRS No. 1019, ‘Employee Benefits’

-	Amendments to K-IFRS No. 1001, ‘Presentation of Items of Other Comprehensive Income (“OCI”)’

-	Amendments to K-IFRS No. 1107, ‘Disclosure of offsetting financial assets and financial liabilities’

-	Amendments to K-IFRS No. 1036, ‘Disclosure of recoverable amount of non-financial assets’

(1)	Subsidiaries

In accordance with the adoption of K-IFRS No.1110, ‘Consolidated Financial Statements’, the Group’s accounting policy to determine whether an entity has control over an investee has been changed. The standard introduces a new control model focusing on whether the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The Group remeasured control over investees as of January 1, 2013, the amendment’s initial adoption date, and there were no changes in the Group’s subsidiaries as a result of adopting this amendment.

(2)	Joint arrangements

K-IFRS No.1111 classifies joint arrangements into two types - joint operations and joint ventures. The Company assesses its rights and obligations by considering the structure and legal form of the arrangement, the contractual terms agreed to by the parties to the arrangement and, when relevant, other facts and circumstances

The Group reassessed its involvement in joint arrangements and reclassified investment property in relation to joint controlling entities as joint ventures. There were no effects on the Group’s recognized assets, liabilities and comprehensive income due to the reclassification, as the Group consistently recognizes an investment and accounted for that investment using the equity method.

(3)	Disclosure of interests in other entities

As described in notes 1 and 11, the Group provides more detailed information on interests in subsidiaries and investees accounted for using the equity method in accordance with the amendments to K-IFRS 1112.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

3.	Changes in Accounting Policies, Continued

(4)	Fair value measurement

K-IFRS No. 1113 has been amended to provide a single framework for fair value and information of fair value measurements when other standards requires or permits fair value measurements. The standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard replaces disclosures relating to fair value measurements required by other standards including K-IFRS No. 1107, and requires additional disclosures. The required disclosures are included in note 35.

(5)	Defined benefit pension plans

The Group changed its accounting policy for recognition of gains and losses relating to defined benefit pension plans in accordance with the amendments to K-IFRS No. 1019, ‘Employee Benefits’. The Group determines net interest costs for net defined benefit liabilities using the discount rates used for the measurement of defined benefit obligations at the beginning of the reporting period and considers changes in net defined benefit liabilities due to contributions and retirement benefit payments. Accordingly, net interests on net defined benefits liabilities consist of interest costs on defined benefits obligations, interest income on plan assets and, if applicable, interest on the effects of limitations on asset recognition. Prior to the amendments, the Group determined interest income on plan assets based on the long-term expected return rate.

(6)	Presentation of other comprehensive income items

In accordance with the amendments, the Group classifies other comprehensive income items by nature and presents items as “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, the consolidated statement of comprehensive income for the year ended December 31, 2012 presented for comparative purposes, has been restated.

(7)	Offsetting financial assets and liabilities

As described in note 35, the Group provides disclosures relating to offsetting financial assets and financial liabilities in accordance with the amendments to K-IFRS No. 1107.

(8)	Disclosure of recoverable amount of non-financial assets

The Group early adopted the amendments to K-IFRS No. 1036. Accordingly, the Group makes the additional disclosures on required by the amendment when impairment losses are recognized and recoverable amounts are based on net fair value.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparation of its consolidated financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements except for those as described in note 3.

Presentation and classification of certain items on the consolidated statements of comprehensive income for the year ended December 31, 2012, presented for the comparative purposes, have been modified by applying changes to the standards and classification method of other comprehensive income items and results of discontinued operations.

(1)	Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. The Group’s operating segments have been determined to be each business unit, for which the Group generates separately identifiable financial information that is regularly reported to the chief operating decision maker for the purpose of resource allocation and assessment of segment performance. The Group has three reportable segments which consist of cellular services, fixed-line telecommunication services and others, as described in note 5. Segment results that are reported to the chief operating decision maker include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

(2)	Basis of consolidation

(i) Business combination

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Consideration transferred is generally measured at fair value, identical to the measurement of identifiable net assets acquired at fair value. If goodwill incurs as a result of business combination, the Group performs impairment test on an annual basis and recognizes gain from bargain purchases through profit or loss. Acquisition-related costs are expensed in the periods in which the costs are incurred and the services are received excluding costs to issue debt or equity securities recognized based on K-IFRS No. 1032 and 1039.

Consideration transferred does not include the amount settled in relation to the pre-existing relationship and the amount settled in relation to the pre-existing relationship is generally recognized through profit or loss.

Contingent consideration is measured at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. If contingent consideration is not classified as equity, the Group subsequently recognizes changes in fair value of contingent consideration and recognizes through profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

Entire or certain portion of market-based measure of replacement award for share-based payment transactions of the acquiree or the replacement of an acquiree’s share-based payment transactions with share-based payment transactions of the acquirer is included in measurement of contingent considerations. Portion of a replacement award that is part of the consideration transferred for the acquiree and the portion that is remuneration for post-combination service is determined by comparing market-based measure of the awards of acquire and replacement awards that is attributable to pre-combination service.

(ii)	Non-controlling interests

The Group measure at the acquisition date components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the acquiree’s net assets.

Changes in a Controlling Company’s ownership interest in a subsidiary that do not result in the Controlling Company losing control of the subsidiary are accounted for as equity transactions.

(iii)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Consolidation of an investee begins from the date the Group obtains control of the investee and cease when the Group loses control of the investee.

(iv)	Loss of control

If the Group loses control of a subsidiary, the Group derecognizes the assets and liabilities of the former subsidiary from the consolidated statement of financial position and recognizes gain or loss associated with the loss of control attributable to the former controlling interest. Any investment retained in the former subsidiary is recognized at its fair value when control is lost.

(v)	Interest in investees accounted for using the equity method

Interest in investees accounted for using the equity method composed of interest in associates and joint ventures. An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. A joint venture is a joint arrangement whereby the Group that has joint control of the arrangement have rights to the net assets of the arrangement.

The investment in an associate and a joint venture is initially recognized at cost including transaction costs and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate or the joint venture after the date of acquisition.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(2)	Basis of consolidation, Continued

(vi) Intra-group transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. The Group’s share of unrealized gain incurred from transactions with investees accounted for using the equity method are eliminated and unrealized loss are eliminated using the same basis if there are no evidence of asset impairments.

(vii) Business combinations under common control

The assets and liabilities acquired from the combination of entities or business under common control are recognized at the carrying amounts in the ultimate controlling shareholder’s consolidated financial statements. The difference between consideration and carrying amount of net assets acquired is added to or subtracted from other capital adjustments.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory system is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(5)	Non-derivative financial assets

The Group recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Group recognizes financial assets in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

(v)	De-recognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability. If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of income. The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;
(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

-	significant financial difficulty of the issuer or obligor;
-	a breach of contract, such as default or delinquency in interest or principal payments;
-	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;
-	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;
-	the disappearance of an active market for that financial asset because of financial difficulties; or
-	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Group’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15 ~ 40
Machinery	3 ~ 15
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Group’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6 ~ 13
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Customer relations	3 ~ 7
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(11)	Government grants

Government grants are not recognized unless there is reasonable assurance that the Group will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Group purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to income

Government grants which are intended to compensate the Group for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 15~40 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i)	Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Group reviews to determine whether the leased asset may be impaired.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii)	Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Group separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Group concludes for a financial lease that it is impracticable to separate the payments reliably, the Group recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15)	Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(16)	Non-derivative financial liabilities

The Group classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

(i)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17)	Employee benefits

(i)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii)	Retirement benefits: defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Group recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv)	Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Group recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Group determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Group recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

(v)	Termination benefits

The Group recognizes a liability and expense for termination benefits at the earlier of the period when the Group can no longer withdraw the offer of those benefits and the period when the Group recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(18)	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19)	Foreign currencies

(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(19)	Foreign currencies, Continued

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

(20)	Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Group repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Group acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

(21)	Hybrid bond

The Group recognizes a financial instrument issued by the Group as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of the Group assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates are recognized as a reduction of revenue.

(i)	Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from fixed-line services includes domestic short and long distance charges, international phone connection charges, and broadband internet services. Such revenues are recognized as the related services are performed.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(22)	Revenue, Continued

(ii)	Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iii)	Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Group performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

(iv)	Bundled arrangements

When the Group sells both handsets and wireless services to subscribers, the Group recognizes these transactions separately as sales for handset sales and wireless telecommunication services.

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

(i)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii)	Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis. If there are any additional income tax expense incurred in accordance with dividend payments, such income tax expense is recognized when liabilities relating to the dividend payments are recognized.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(25)	Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26)	Discontinued operations

A discontinued operation is a component of the Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale, or is a subsidiary acquired exclusively with a view to resale. When an operation is classified as a discontinued operation, the comparative consolidated statement of comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative period.

(27)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and but not effective for the Group for annual periods beginning on or after January 1, 2013 are as follows. The Group has not early adopted them.

As of December 31, 2013, management is not able to evaluate the impact, if any, of applying these standards on its financial position and results of operations.

(i)	K-IFRS No.1032, ‘Financial instruments: Presentation’

K-IFRS No. 1032, ‘Financial Instruments has been amended to clarify requirements for offsetting financial assets and financial liabilities by adding application guidance. The amendment is mandatorily effective for annual periods beginning on or after January 1, 2014.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

5.	Operating Segments

The Group’s operating segments have been determined to be each business unit, for which the Group provides independent services and merchandise. The Group’s reportable segments are: 1) cellular services, which include cellular voice service, wireless data service and wireless internet services, and 2) fixed-line telecommunication services, which include telephone services, internet services, and leased line services. All other operating segments, which include the Group’s Internet portal services, game manufaturing and other immaterial operations, do not meet the quantitative thresholds to be considered reportable segments and are presented as Other.

Segment information of the Group as of and for the year ended December 31, 2012 has been retrospectively restated to exclude discontinued operations.

(1) Segment information as of and for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)
	2013
	Cellular services		Fixed-line telecommunication services	Other	Total segments	Consolidation adjustments	Consolidated amount
Total sales	￦	14,501,829	2,972,642	1,741,599	19,216,070	(2,614,016)	16,602,054
Internal sales		1,186,297	648,253	779,466	2,614,016	(2,614,016)	—
External sales		13,315,532	2,324,389	962,133	16,602,054	—	16,602,054
Depreciation and amortization		2,019,531	522,155	119,937	2,661,623	—	2,661,623
Operating income (loss)		1,986,106	55,625	(30,622)	2,011,109	—	2,011,109
Finance income and costs, net							(457,811)
Gain related to investments in subsidiaries, associates and joint ventures, net							706,509
Other non-operating income and expense, net							(432,706)

Profit from continuing operations before income tax							1,827,101

Total assets		23,263,268	3,288,275	3,075,321	29,626,864	(3,050,349)	26,576,515
Total liabilities		9,744,248	2,033,978	901,563	12,679,789	(269,831)	12,409,958

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

5.	Operating Segments, Continued

(In millions of won)
	2012
	Cellular services		Fixed-line telecommunication services	Other	Total segments	Consolidation adjustments	Consolidated amount
Total sales	￦	14,475,379	3,018,156	1,469,457	18,962,992	(2,821,583)	16,141,409
Internal sales		1,256,475	824,295	740,813	2,821,583	(2,821,583)	—
External sales		13,218,904	2,193,861	728,644	16,141,409	—	16,141,409
Depreciation and amortization		1,735,193	578,969	106,966	2,421,128	—	2,421,128
Operating income (loss)		1,683,431	53,115	(6,497)	1,730,049	—	1,730,049
Finance income and costs, net							(193,727)
Gain related to investments in subsidiaries, associates and joint ventures, net							(24,560)
Other non-operating income and expense, net							7,606

Profit from continuing operations before income tax							1,519,368

Total assets		22,860,867	3,349,715	3,298,774	29,509,356	(3,913,797)	25,595,559
Total liabilities		10,281,115	2,105,282	860,336	13,246,733	(505,956)	12,740,777

Intersegment sales and purchases are conducted on an arms-length basis and eliminated on consolidation. Since there are no intersegment sales of inventory, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its business in its domestic market in Korea and the amounts outside of Korea are immaterial, therefore no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total sales for the years ended December 31, 2013 and 2012.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

5.	Operating Segments, Continued

(2) The Group’s revenues are generated as follows:

(In billions of won except percentage)
	2013			2012
	Amount		Percentage of total revenue(%)	Amount	Percentage of total revenue(%)
Cellular revenue
Wireless service	￦	11,001,123	66.3	10,591,489	65.6
Interconnection		844,977	5.1	860,250	5.3
Digital handset sales		645,914	3.9	1,131,657	7.1
Other(*1)		823,518	5.0	635,508	3.9

		13,315,532	80.2	13,218,904	81.9

Fixed-line telecommunication services revenue
Fixed line telephone service		474,430	2.9	485,941	3.0
Interconnection revenue		78,731	0.5	98,460	0.6
Broadband internet service		1,023,156	6.2	864,955	5.4
International calling service		127,005	0.8	144,073	0.9
Miscellaneous(*2)		621,067	3.7	600,432	3.7

		2,324,389	14.0	2,193,861	13.6

Other revenue
Commerce service(*3)		742,616	4.5	391,894	2.5
Portal service(*4)		92,153	0.6	167,815	1.0
Other(*5)		127,364	0.7	168,935	1.0

		962,133	5.8	728,644	4.5

Total operating revenue	￦	16,602,054	100.0	16,141,409	100.0

(*1)	Other cellular revenue includes revenue from the sale and licensing of Internet platform solutions.
(*2)	Miscellaneous includes revenues from leased line, corporate data and internet solutions businesses.
(*3)	Commerce service revenue includes sales from online shopping mall, such as, 11th Street. As the Parent Company acquired the ownership interests in SK Marketing & Company Co., Ltd. during 2013, commerce service revenue for the year ended December 31, 2013 include revenue from advertising and e-commerce agency.
(*4)	Portal service revenue includes revenues from Nate, an online portal service and Cyworld, a social network service.
(*5)	Other includes revenue from T store, online marketplace for mobile application, and the platform businesses.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

6.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2013 and 2012 are summarized as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Short-term financial instruments	￦
Charitable fund(*1)		76,500	76,500
Guarantees for loans and other similar instruments(*2)		—	149,000
Other		5,134	16,087
Long-term financial instruments		7,589	106
Guarantee deposits		40	40

	￦	89,263	241,733

(*1)	The Group established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2013, the funds cannot be withdrawn.
(*2)	For the year ended December 31, 2012, SK Broadband Co., Ltd., a subsidiary, had guaranteed certain loans of Broadband Media Co., Ltd. and provided short-term financial instruments as collateral. As of December 31, 2013, there are no guarantees for loans and other similar instruments.

7.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2013 and 2012 are as follows:

(In millions of won)	December 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	2,482,001	(224,685)	2,257,316
Short-term loans		80,129	(734)	79,395
Accounts receivable - other		715,405	(71,802)	643,603
Accrued income		11,970	(29)	11,941
Others		2,548	—	2,548

		3,292,053	(297,250)	2,994,803
Non-current assets:
Long-term loans		84,176	(26,734)	57,442
Guarantee deposits		249,600	—	249,600
Long-term accounts receivable – trade		13,154	—	13,154

		346,930	(26,734)	320,196

	￦	3,638,983	(323,984)	3,314,999

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

7.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of December 31, 2013 and 2012 are as follows, Continued

(In millions of won)	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable – trade	￦	2,166,293	(211,373)	1,954,920
Short-term loans		86,789	(1,881)	84,908
Accounts receivable – other		639,386	(57,288)	582,098
Accrued income		8,857	(142)	8,715
Others		431	—	431

		2,901,756	(270,684)	2,631,072
Non-current assets:
Long-term loans		97,636	(28,337)	69,299
Guarantee deposits		236,242	—	236,242
Long-term accounts receivable – trade		15,024	(1,647)	13,377

		348,902	(29,984)	318,918

	￦	3,250,658	(300,668)	2,949,990

(2)	The movements in allowances for doubtful accounts of trade and other receivables during the years ended December 31, 2013 and 2012 were as follows:

(In millions of won)
	2013		2012
Balance at January 1	￦	300,668	318,820
Increase of bad debt allowances		79,330	82,500
Reversal of allowances for doubtful accounts		(359)	(5,902)
Write-offs		(76,697)	(111,611)
Other		21,042	16,861

Balance at December 31	￦	323,984	300,668

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue or impaired	￦	1,882,607	938,131	1,589,911	976,882
Overdue but not impaired		46,773	2,030	38,590	1,588
Impaired		565,775	203,667	552,816	90,871

		2,495,155	1,143,828	2,181,317	1,069,341
Allowances for doubtful accounts		(224,685)	(99,299)	(213,020)	(87,648)

	￦	2,270,470	1,044,529	1,968,297	981,693

The Group establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

7.	Trade and Other Receivables, Continued

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Less than 1 month	￦	12,036	20	4,067	171
1 ~ 3 months		15,686	1,220	10,264	673
3 ~ 6 months		3,610	516	10,507	101
More than 6 months		15,441	274	13,752	643

	￦	46,773	2,030	38,590	1,588

8.	Inventories

Details of inventories as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013				December 31, 2012
	Acquisition cost		Write- down of inventory	Carrying amount	Acquisition cost	Write- down of inventory	Carrying amount
Merchandise	￦	165,080	(3,152)	161,928	230,640	(1,784)	228,856
Finished goods		1,711	(34)	1,677	3,525	(962)	2,563
Work in process		—	—	—	309	—	309
Raw materials and supplies		13,515	—	13,515	10,487	(69)	10,418

	￦	180,306	(3,186)	177,120	244,961	(2,815)	242,146

The amount of the inventory write-downs charged to the consolidated statements of income and write-offs of inventories are as follows:

(In millions of won)
	2013		2012
Charged to cost of products that have been resold	￦	1,498	510
Write-offs upon sale		(1,127)	(2,844)

		371	(2,334)

There are no significant reversals of inventory write-downs for the periods presented.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

9.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Beneficiary certificates(*)	￦	102,828	56,160
Current portion of long-term investment securities		3,240	3,967

	￦	106,068	60,127

(*)	The distributions arising from beneficiary certificates as of December 31, 2013 were accounted for as accrued income.

(2)	Details of long-term investment securities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Equity securities:
Marketable equity securities	￦	638,445	584,035
Unlisted equity securities(*1)		47,145	99,643
Equity investments(*2)		239,354	223,370

		924,944	907,048
Debt securities:
Public bonds		356	377
Investment bonds(*3)		46,467	50,254

		46,823	50,631

Total		971,767	957,679
Less current portion of long-term investment securities		(3,240)	(3,967)

Long-term investment securities	￦	968,527	953,712

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	The Group classified convertible bonds of NanoEnTek, Inc. (carrying amount as of December 31, 2013: ￦20,532 million), which were acquired during the year ended December 31, 2011, as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

10.	Assets and Liabilities Classified as Held for Sale

(1) Subsidiary

For the year ended December 31, 2012, the Group classified assets and liabilities of a subsidiary, SKY Property Mgmt. Ltd., as held for sale as a result of the Board of Directors’ December 21, 2012 decision to dispose of the Group’s ownership interests of 27% in the subsidiary in order to utilize the proceeds for new business opportunities. The ownership interests were disposed as of January 11, 2013.

Non-current assets and liabilities held for sale as of December 31, 2012 are as follows:

(In millions of won)
	December 31, 2012
Asset group held-for sale	￦	773,413
Current assets(*1)		69,094
Non-current assets		704,319
Long-term prepaid expense		486,439
Investment property		186,682
Property and equipment		1,566
Other non-current assets		29,632
Liability group held-for-sale		294,305
Current liabilities		51,069
Non-current liabilities		243,236

(*1)	Cash and cash equivalents of ￦51,831 million which are included in current assets are recognized as cash outflows from investing activities in the consolidated statements of cash flows as the cash equivalents are expected to be recovered through the disposal of assets and liabilities held for sale.

The assets and liabilities classified as held for sale as of December 31, 2012 are measured at the lower of their carrying amount and fair value less cost to sell.

The Group disposed of 27% of its ownership interests in SKY Property Mgmt. Ltd., which were accounted for as non-current assets held for sale and non-current liabilities held for sale, to SK Innovation, Co., Ltd., a related party, and recognized ￦140,689 thousand of a gain on disposal.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

10.	Assets and Liabilities Classified as Held for Sale, Continued

(2) Investments in associates

Non-current assets held for sale relating to investments in associates as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
TR Entertainment(*1)	￦	2,611	—
SK Fans Co., Ltd.(*2)		1,056	2,143

	￦	3,667	2,143

(*1)	A disposal contract for the Group’s entire ownership interests in TR Entertainment was entered into during the year ended December 31, 2013 and the investment in the associate was reclassified to non-current assets held for sale after an impairment loss of ￦4,019 million was recognized.
(*2)	A disposal contract for the Group’s ownership interests in SK Fans Co., Ltd., an associate, was entered into during the year ended December 31, 2012. However, the contract was modified during the year ended December 31, 2013 and the difference between the contractual disposal amount and carrying amount of ￦1,088 million was recognized as an impairment loss.

11.	Business Combinations

(1)	In January 2013, the Parent Company acquired an additional 50% ownership interest in SK Marketing & Company Co., Ltd., advertising and e-commerce agency, from SK Innovation Co., Ltd., a related party under common control, through the additional purchase of shares and obtained control over SK Marketing & Company Co., Ltd., and its subsidiary, M&Service Co., Ltd.

Prior to the acquisition, the Parent Company owned 50% of SK Marketing & Company Co., Ltd. After obtaining control over SK Marketing & Company Co., Ltd, the Parent Company acquired the shares of SK Planet Co., Ltd. by investing its ownership interest of 100% of SK Marketing & Company Co., Ltd. as a form of investment in kind. On February 1, 2013, SK Planet Co., Ltd. merged with SK Marketing & Company Co., Ltd.

As the business combination occurred during the year ended December 31, 2013 and was a business combination between entities under common control, the difference between the consideration and book value of net assets was recognized as a capital deficit and other capital adjustments.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

11.	Business Combination, Continued

(2)	Consideration and assets and liabilities transferred as of the acquisition date are as follows:

(In millions of won)
	Amount
Consideration paid
Cash and cash equivalents	￦	190,605
Investments in associates (carrying value)		141,534

		332,139
Assets and liabilities transferred
Cash and cash equivalents		95,800
Accounts receivable – trade		132,514
Inventories		3,472
Property and equipment, and intangible assets		68,699
Other assets		457,431
Accounts payable – trade		(150,014)
Other liabilities		(337,617)

		270,285

Amount recorded in capital surplus and other capital adjustments	￦	61,854

12.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2013 and 2012 are as follows:

(In millions of won)		December 31, 2013			December 31, 2012
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	Korea	—	￦	—	50.0	￦	145,333
SK China Company Ltd.(*2)	China	9.6		37,434	9.6		37,628
Korea IT Fund(*3)	Korea	63.3		231,402	63.3		230,016
JYP Entertainment Corporation(*5)	Korea	—		—	25.5		4,232
Etoos Co., Ltd.(*2)	Korea	15.6		12,029	15.6		12,037
HanaSK Card Co., Ltd.	Korea	49.0		378,616	49.0		378,457
Candle Media Co., Ltd.	Korea	40.9		21,241	40.9		21,935
NanoEnTek, Inc.(*2)	Korea	9.2		9,312	9.3		9,276
SK Industrial Development China Co., Ltd.	Hong Kong	21.0		77,517	35.0		77,967
Packet One Network	Malaysia	27.0		60,706	28.2		88,389
SK Technology Innovation Company	Cayman	49.0		53,874	49.0		63,559
ViKi, Inc.(*6)	USA	—		—	26.3		15,667
HappyNarae Co., Ltd.	Korea	42.5		13,935	42.5		13,113
SK hynix Inc.(*8)	Korea	20.6		3,943,232	21.1		3,328,245
SK MENA Investment B.V.	Netherlands	32.1		13,477	32.1		13,666
SKY Property Mgmt. Ltd.(*4)	Virgin Island	33.0		238,278	—		—
Xinan Tianlong Science and Technology Co., Ltd.(*7)	China	49.0		26,562	—		—
Daehan Kanggun BcN Co., Ltd. and others	—	—		164,976	—		170,747

Sub-total				5,282,591			4,610,267

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures accounted for using the equity method as of December 31, 2013 and 2012 are as follows, Continued

(In millions of won)		December 31, 2013			December 31, 2012
	Country	Ownership percentage	Carrying amount		Ownership percentage	Carrying amount
Investments in joint ventures
Dogus Planet, Inc.	Turkey	50.0		10,105	50.0		6,005
PT. Melon Indonesia	Indonesia	49.0		3,230	49.0		4,447
Television Media Korea Ltd.	Korea	51.0		8,659	51.0		11,758
PT XL Planet Digital(*7)	Indonesia	50.0		20,712	—		—

Sub-total				42,706			22,210

Total			￦	5,325,297		￦	4,632,477

(*1)	SK Marketing & Company Co., Ltd. was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the year ended December 31, 2013 (Refer to note 11).
(*2)	Classified as investments in associates as the Group can exercise significant influence through participation on the board of directors even though the Group has less than 20% of equity interests.
(*3)	Investment in Korea IT Fund was classified as investment in associates as the Group has less than 50% of voting rights, and therefore does not have control over Korea IT Fund under the agreement.
(*4)	Reclassified from investment in subsidiaries to investment in associates due to the partial disposal of its shares.
(*5)	Decreased as Loen Entertainment, Inc., which holds ownership interests in JYP Entertainment Corporation, has been classified as non-current assets held for sale.
(*6)	De-recognized this investment during the year ended December 31, 2013 upon disposal.
(*7)	Newly acquired investment during the year ended December 31, 2013.
(*8)	The Group’s ownership interests in SK hynix Inc. decreased as investors of convertible bonds issued by SK hynix Inc. exercised their convertible rights during the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of December 31, 2013 and 2012 are as follows:

(In millions of won, except for share and per share data)
	December 31, 2013				December 31, 2012
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
Candle Media Co., Ltd.	￦	810	21,620,360	17,512	858	21,620,360	18,550
NanoEnTek, Inc.		5,170	1,807,130	9,343	3,915	1,807,130	7,075
SK hynix Inc.		36,800	146,100,000	5,376,480	25,750	146,100,000	3,762,075

(3)	The financial information of the significant investees as of and for the years ended December 31, 2013 and 2012 is as follows:

(In millions of won)	As of and for the year ended December 31, 2013
	SK hynix Inc.		HanaSK Card Co., Ltd.	SKY Property Mgmt. Ltd.	Korea IT Fund	Packet One Network
Current assets	￦	6,653,123	4,687,020	106,122	132,968	45,936
Non-current assets		14,144,175	211,376	695,653	232,566	206,973
Current liabilities		3,078,240	2,053,942	137,544	6	106,038
Non-current liabilities		4,652,200	2,155,165	163,540	—	87,989
Revenue		14,165,102	853,506	76,834	8,161	97,137
Profit (loss) from continuing operations		2,872,857	3,521	14,408	2,128	(44,441)
Other comprehensive income		6,594	1,906	55,403	—	—
Total comprehensive income (loss)		2,879,451	5,427	69,811	2,128	(44,441)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of the significant investees as of and for the years ended December 31, 2013 and 2012 is as follows, Continued

(In millions of won)	As of and for the year ended December 31, 2012
	SK hynix Inc.		HanaSK Card Co., Ltd.	Korea IT Fund	Packet One Network
Current assets	￦	5,313,573	7,888,008	195,164	46,872
Non-current assets		13,335,121	296,007	168,182	210,027
Current liabilities		4,441,180	259,659	6	143,936
Non-current liabilities		4,468,071	7,240,140	—	80,896
Revenue		10,162,210	1,012,772	19,444	110,152
Profit (loss) from continuing operations		(158,795)	(29,571)	5,820	(42,830)
Other comprehensive income (loss)		(305,601)	(2,653)	—	2,259
Total comprehensive income (loss)		(464,396)	(32,224)	5,820	(40,571)

(4)	The condensed financial information of joint ventures as of and for the year ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	As of and for the year ended December 31, 2013
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia	PT XL Planet Digital
Current assets	￦	18,106	25,508	7,423	31,241
Cash and cash equivalents		14,532	10,723	4,428	30,288
Non-current assets		5,143	9,935	1,658	5,801
Current liabilities		6,385	15,471	2,338	2,133
Account payable, other payables and provisions		6,385	15,386	2,338	2,133
Non-current liabilities		359	142	100	14
Account payable, other payables and provisions		359	1	—	14
Revenue		14,139	7,509	7,475	—
Depreciation and amortization		(4,004)	(1,315)	(397)	(84)
Interest income		410	1,598	289	357
Interest expense		—	(29)	—	(3)
Income tax expense		—	—	—	(513)
Profit (loss) from continuing operations		(6,021)	(29,278)	(575)	3,606
Total comprehensive income (loss)		(6,021)	(29,278)	(575)	3,606

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the year ended December 31, 2013 and 2012 are as follows, Continued

(In millions of won)	As of and for the year ended December 31, 2012
	Television Media Korea Ltd.		Dogus Planet, Inc.	PT. Melon Indonesia
Current assets	￦	22,449	7,735	7,770
Cash and cash equivalents		10,562	6,085	6,882
Non-current assets		6,056	7,349	2,265
Current liabilities		5,724	2,970	832
Account payable, other payables and provisions		5,323	2,631	821
Non-current liabilities		199	104	78
Account payable, other payables and provisions		—	104	—
Revenue		12,115	—	1,218
Depreciation and amortization		(2,886)	(864)	(442)
Interest income		758	539	418
Loss from continuing operations		(6,873)	(4,494)	(572)
Total comprehensive loss		(6,873)	(4,494)	(572)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.	Investments in Associates and Joint Ventures, Continued

(5)	Adjustments of financial information of significant associates to carrying amounts attributable to the ownership interests in those associates as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	13,066,474	20.6	2,687,806	1,255,426	3,943,232
HanaSK Card Co., Ltd.		689,290	49.0	337,752	40,864	378,616
SKY Property Mgmt. Ltd.(*)		494,004	33.0	163,021	75,257	238,278
Korea IT Fund		365,528	63.3	231,402	—	231,402

(In millions of won)
	December 31, 2012
	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*)	￦	9,738,729	21.1	2,049,182	1,279,063	3,328,245
HanaSK Card Co., Ltd.		684,216	49.0	335,266	43,191	378,457
Korea IT Fund		363,340	63.3	230,016	—	230,016

(*)	These entities prepare consolidated financial statements and net assets of these entities represent net assets attributable to owners of the Parent Company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.	Investments in Associates and Joint Ventures, Continued

(6)	Details of changes in investments in associates and joint ventures accounted for using the equity method for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition and disposition	Share of profits (losses)	Other comprehensive income (loss)	Impairment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.(*1)	￦	145,333	—	(3,954)	155	—	(141,534)	—
SK China Company Ltd.		37,628	—	(7,643)	7,449	—	—	37,434
Korea IT Fund		230,016	—	1,348	38	—	—	231,402
JYP Entertainment Corporation(*2)		4,232	—	1,000	58	—	(5,290)	—
Etoos Co., Ltd.		12,037	—	56	(64)	—	—	12,029
HanaSK Card Co., Ltd.		378,457	—	(612)	771	—	—	378,616
Candle Media Co., Ltd.		21,935	—	(782)	88	—	—	21,241
NanoEnTek, Inc.		9,276	—	25	11	—	—	9,312
SK Industrial Development China Co., Ltd.		77,967	—	(1,037)	587	—	—	77,517
Packet One Network		88,389	25	(2,367)	(1,843)	(23,498)	—	60,706
SK Technology Innovation Company		63,559	—	(9,108)	(577)	—	—	53,874
ViKi, Inc.(*3)		15,667	(14,636)	(995)	(36)	—	—	—
HappyNarae Co., Ltd.		13,113	—	822	—	—	—	13,935
SK hynix Inc.		3,328,245	—	610,201	4,786	—	—	3,943,232
SK MENA Investment B.V.		13,666	—	—	(189)	—	—	13,477
SKY Property Mgmt. Ltd.(*4)		—	—	5,532	43	—	232,703	238,278
Xinan Tianlong Science and Technology Co., Ltd.		—	25,731	831	—	—	—	26,562
Daehan Kanggun BcN Co., Ltd. and others		170,747	26,257	(17,899)	(4,291)	(5,547)	(4,291)	164,976

Sub-total		4,610,267	37,377	575,415	6,986	(29,045)	81,589	5,282,591

Investments in joint ventures
Dogus Planet, Inc.		6,006	21,428	(13,027)	(4,302)	—	—	10,105
PT. Melon Indonesia		4,447	—	(282)	(935)	—	—	3,230
Television Media Korea Ltd.		11,757	—	(3,098)	—	—	—	8,659
PT XL Planet Digital		—	19,713	1,549	—	—	(550)	20,712

Sub-total		22,210	41,141	(14,858)	(5,237)	—	(550)	42,706

Total	￦	4,632,477	78,518	560,557	1,749	(29,045)	81,039	5,325,297

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.	Investments in Associates and Joint Ventures, Continued

(*1)	The entity was merged into SK Planet Co., Ltd., a subsidiary of the Parent Company during the year ended December 31, 2013 (Refer to note 11).
(*2)	Investment in JYP Entertainment Corporation decreased as Loen Entertainment, Inc., which holds ownership interests in JYP Entertainment Corporation, has excluded from consolidation scope.
(*3)	De-recognized upon disposal during the year ended December 31, 2013.
(*4)	Investments in SKY Property Mgmt. Ltd. was reclassified from investments in subsidiaries to investments to associates as portion of ownership interests were disposed during the year ended December 31, 2013.

(In millions of won)	2012
	Beginning balance		Acquisition and disposition	Share of profits (losses) (*1)	Other compre- hensive income (loss)	Impair- ment loss	Other increase (decrease)	Ending balance
Investments in associates
SK Marketing & Company Co., Ltd.	￦	128,320	—	17,585	(572)	—	—	145,333
SK China Company Ltd.		48,488	—	217	(11,077)	—	—	37,628
Korea IT Fund		230,980	—	(1,141)	177	—	—	230,016
JYP Entertainment Corporation		4,008	—	282	(58)	—	—	4,232
Etoos Co., Ltd.		13,928	—	(1,891)	—	—	—	12,037
HanaSK Card Co., Ltd.		396,553	—	(16,842)	(1,254)	—	—	378,457
Candle Media Co., Ltd.		11,814	5,853	3,619	361	—	288	21,935
NanoEnTek, Inc.		10,470	—	(1,290)	96	—	—	9,276
SK Industrial Development China Co., Ltd.		83,691	—	276	(6,000)	—	—	77,967
Packet One Network		103,409	2,387	(18,252)	845	—	—	88,389
SK Technology Innovation Company		75,974	—	(7,320)	(5,095)	—	—	63,559
ViKi, Inc.		17,799	—	(2,168)	36	—	—	15,667
HappyNarae Co., Ltd.		12,250	—	863	—	—	—	13,113
SK hynix Inc.		—	3,374,726	6,865	(53,346)	—	—	3,328,245
SK MENA Investment B.V.		—	14,485	16	(835)	—	—	13,666
Daehan Kanggun BcN Co., Ltd. and others		226,332	33,126	(15,293)	(3,914)	(48,039)	(21,465)	170,747

Sub-total		1,364,015	3,430,577	(34,472)	(80,637)	(48,039)	(21,177)	4,610,267

Investments in joint ventures
PT. Melon Indonesia		5,326	—	(468)	(411)	—	—	4,447
Television Media Korea Ltd.		15,262	—	(3,505)	—	—	—	11,757
Dogus Planet, Inc.		—	8,932	(2,218)	(709)	—	—	6,006

Sub-total		20,588	8,932	(6,190)	(1,120)	—	—	22,210

Total	￦	1,384,603	3,439,509	(40,665)	(81,757)	(48,039)	(21,176)	4,632,477

(*1)	Losses relating to investments in subsidiaries, joint venture and associates on the consolidated statements of income for the year ended December 31, 2012 includes share of profits (losses), impairment loss and losses on the disposal of investments in associates of ￦1,581 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

12.	Investments in Associates and Joint Ventures, Continued

(7)	As the Group discontinued the application of the equity method due to the carrying amount of the Group’s share being reduced to zero, the unrecognized accumulated equity losses as of December 31, 2013 are as follows:

(In millions of won)	Unrealized loss			Unrealized change in equity
	Year ended December 31, 2013		Accumulated	Year ended December 31, 2013	Accumulated
ULand Company Limited	￦	(150)	1,553	(130)	(3)
Wave City Development Co., Ltd.		(965)	3,721	—	334

	￦	(1,115)	5,274	(130)	331

13.	Property and Equipment

(1)	Property and equipment as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	732,206	—	—	732,206
Buildings		1,510,846	(554,155)	—	956,691
Structures		716,724	(351,773)	—	364,951
Machinery		24,994,337	(18,145,580)	(1,698)	6,847,059
Other		1,428,159	(894,217)	(761)	533,181
Construction in progress		762,519	—	—	762,519

	￦	30,144,791	(19,945,725)	(2,459)	10,196,607

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	704,908	—	—	704,908
Buildings		1,391,489	(505,118)	—	886,371
Structures		681,905	(318,421)	—	363,484
Machinery		22,997,148	(16,558,093)	(122,863)	6,316,192
Other		1,609,034	(971,062)	(760)	637,212
Construction in progress		804,552	—	—	804,552

	￦	28,189,036	(18,352,694)	(123,623)	9,712,719

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

13.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Change of consolidation scope	Ending balance
Land	￦	704,908	6,865	(200)	15,545	—	—	5,088	732,206
Buildings		886,371	1,128	(177)	112,827	(47,429)	—	3,971	956,691
Structures		363,484	17,850	(18)	17,001	(33,366)	—	—	364,951
Machinery		6,316,192	582,593	(13,183)	1,951,267	(1,990,850)	—	1,040	6,847,059
Other		637,212	1,190,739	(7,032)	(1,157,150)	(133,682)	—	3,094	533,181
Construction in progress		804,552	1,113,576	(31,146)	(1,131,703)	—	(1,275)	8,515	762,519

	￦	9,712,719	2,912,751	(51,756)	(192,213)	(2,205,327)	(1,275)	21,708	10,196,607

(In millions of won)
	2012
	Beginning balance		Acquisi- tion	Disposal	Transfer	Deprecia- tion	Impair- ment(*)	Classified as held for sale	Change of consolida- tion scope	Ending balance
Land	￦	730,361	1,499	(41,771)	14,819	—	—	—	—	704,908
Buildings		989,078	1,369	(62,699)	9,491	(50,868)	—	—	—	886,371
Structures		301,115	65,541	(81)	30,632	(33,723)	—	—	—	363,484
Machinery		5,493,572	547,874	(24,614)	2,188,882	(1,780,899)	(108,623)	—	—	6,316,192
Other		711,461	1,497,412	(4,593)	(1,438,042)	(124,426)	(748)	(1,566)	(2,286)	637,212
Construction in progress		805,411	1,280,654	(810)	(1,262,578)	—	(18,125)	—	—	804,552

	￦	9,030,998	3,394,349	(134,568)	(456,796)	(1,989,916)	(127,496)	(1,566)	(2,286)	9,712,719

(*)	The Group recognized ￦109,486 million of impairment loss on property and equipment in relation to the discontinuance of the digital multimedia broadcasting service and included the amount in loss from discontinued operation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

14.	Investment Property

(1)	Investment property as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	10,821	—	10,822
Buildings		7,657	(2,668)	4,989

	￦	18,478	(2,668)	15,811

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	12,638	—	12,638
Buildings		20,026	(5,185)	14,841

	￦	32,664	(5,185)	27,479

(2)	Changes in investment property for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	￦	12,638	—	—	(1,816)	—	10,822
Buildings		14,841	—	—	(8,737)	(1,115)	4,989

	￦	27,479	—	—	(10,553)	(1,115)	15,811

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Classified as held for sale	Ending balance
Land	￦	23,153	—	(10,737)	222	—	—	12,638
Buildings		247,933	129	(22,619)	(15,797)	(8,123)	(186,682)	14,841

	￦	271,086	129	(33,356)	(15,575)	(8,123)	(186,682)	27,479

(3)	Details of fair value of investment property as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Carrying amount		Fair value	Carrying amount	Fair value
Land	￦	10,822	6,595	12,638	15,228
Buildings		4,989	4,737	14,841	13,949

	￦	15,811	11,332	27,479	29,177

The fair value of investment property was appraised on the basis of market price by an independent appraisal company.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

14.	Investment Property, Continued

(4)	Income (expense) from investment property for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Rent revenue	￦	1,373	73,755
Operating expense		(476)	(57,049)

15.	Goodwill

(1)	Goodwill as of December 31, 2013 and 2012 is as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236
Goodwill related to acquisition of SK Broadband Co., Ltd.		358,443	358,443
Other goodwill		68,582	79,804

	￦	1,733,261	1,744,483

Goodwill is allocated to the following CGUs for the purpose of impairment testing.

-	Shinsegi Telecom, Inc.(*1): cellular services

-	SK Broadband Co., Ltd.(*2): fixed-line telecommunication services

-	Other: other

(*1)	Shinsegi Telecom, Inc.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.5% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Group’s long-term wireless business growth. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

(*2)	Goodwill related to acquisition of SK Broadband Co., Ltd.

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.4% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.2% was applied for the cash flows expected to be incurred after five years. Management of the Group does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

15.	Goodwill, Continued

(2)	Details of changes in goodwill for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Beginning balance	￦	1,744,483	1,749,933
Goodwill increase due to acquisitions		1,252	10,078
Impairment loss		(9,981)	(13,316)
Other decrease		(2,493)	(2,212)

	￦	1,733,261	1,744,483

(*)	Other decrease represents effects of exchange rate changes in relation to the foreign subsidiaries and reclassification of assets held for sale.

Accumulated impairment losses for the years ended December 31, 2013 and 2012 are ￦9,981 million and ￦13,316 million, respectively.

16.	Intangible Assets

(1)	Intangible assets As of December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	3,033,879	(1,369,308)	—	1,664,571
Land use rights		48,031	(31,441)	—	16,590
Industrial rights		84,495	(25,732)	—	58,763
Development costs		138,802	(117,000)	(11,675)	10,127
Facility usage rights		143,937	(85,109)	—	58,828
Customer relations		14,222	(7,889)	—	6,333
Memberships(*1)		128,452	—	—	128,452
Other(*2)		2,438,559	(1,630,374)	(1,067)	807,118

	￦	6,030,377	(3,266,853)	(12,742)	2,750,782

(In millions of won)	2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	2,837,385	(1,140,610)	(2,907)	1,693,868
Land use rights		42,041	(25,979)	—	16,062
Industrial rights		84,955	(24,851)	—	60,104
Development costs		171,256	(146,757)	(11,079)	13,420
Facility usage rights		142,283	(76,943)	—	65,340
Customer relations		52,792	(3,906)	—	48,886
Memberships(*1)		119,686	—	(732)	118,954
Other(*2)		2,197,856	(1,518,585)	(6,247)	673,024

	￦	5,648,254	(2,937,631)	(20,965)	2,689,658

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

16.	Intangible Assets, Continued

(1)	Intangible assets As of December 31, 2013 and 2012 are as follows, Continued

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Group built and donated to a university which in turn the Group is given rights-to-use for a definite number of years.

(2)	Details of changes in intangible assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment	Change of consolida- tion scope	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(261,917)	—	—	1,664,571
Land use rights		16,062	7,378	(279)	—	(6,571)	—	—	16,590
Industrial rights		60,104	2,045	(75)	485	(3,674)	—	(122)	58,763
Development costs		13,420	594	—	650	(5,230)	(1,448)	2,141	10,127
Facility usage rights		65,340	1,930	(75)	9	(8,376)	—	—	58,828
Customer relations		48,886	1,293	—	1,856	(45,702)	—	—	6,333
Memberships		118,954	2,828	(997)	—	—	—	7,667	128,452
Other		673,024	111,972	(21,751)	325,529	(291,870)	(1,695)	11,909	807,118

	￦	2,689,658	1,174,873	(837,390)	328,529	(623,340)	(3,143)	21,595	2,750,782

(*)	The Group newly acquired 1.8GHz frequency use rights through auction during the year ended December 31, 2013 and returned the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. Accordingly, the Group recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

16.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the years ended December 31, 2013 and 2012 are as follows, Continued

(In millions of won)
	2012
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Impairment (*)	Change of consolidation scope	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(208,986)	(2,907)	—	1,693,868
Land use rights		19,326	3,830	(142)	—	(6,952)	—	—	16,062
Industrial rights		59,474	4,313	—	687	(4,316)	(6)	(48)	60,104
Development costs		20,961	3,019	—	933	(6,940)	(4,553)	—	13,420
Facility usage rights		69,491	3,998	(121)	108	(8,136)	—	—	65,340
Customer relations		141,818	578	—	—	(93,510)	—	—	48,886
Memberships		117,711	6,363	(3,972)	396	—	(732)	(812)	118,954
Other		677,920	115,498	(15,630)	194,442	(286,139)	(11,200)	(1,867)	673,024

	￦	2,995,803	154,258	(19,865)	196,566	(614,979)	(19,398)	(2,727)	2,689,658

(*)	The Group recognized ￦12,101 million of impairment loss on intangible assets in relation to the intangible assets of the discontinuance of Digital Multimedia Broadcasting service and included the amount in loss from discontinued operations.

(3)	Research and development expenditures recognized as expense for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Research and development costs expensed as incurred	￦	352,385	304,557

(In millions of won)
	Amount		Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	￦	294,245	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		48,933	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		304,080	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		1,004,960	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		12,353	WiBro service	Mar. 2012	Mar. 2019

	￦	1,664,571

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

17.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2013 and 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
	Lender	Annual interest rate (%)	December 31, 2013		December 31, 2012
Commercial paper	Woori Bank, etc.	2.98~3.10	￦	200,000	130,000
Short-term borrowings (Korean won)	Kookmin Bank, etc.	3.48~6.20		60,000	470,245

			￦	260,000	600,245

(2)	Long-term borrowings as of December 31, 2013 and 2012 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of Chinese yuan)
Lender	Annual interest rate (%)	Maturity	December 31, 2013		December 31, 2012
Bank of Communications	6M Libor + 0.29	Oct. 10, 2013	￦	—	32,133 (USD 30,000)
Bank of China	6M Libor + 0.29	Oct. 10, 2013		—	21,422 (USD 20,000)
DBS Bank	6M Libor + 0.29	Oct. 10, 2013		—	26,778 (USD 25,000)
SMBC	6M Libor + 0.29	Oct. 10, 2013		—	26,778 (USD 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		—	350,000
Korea Development Bank	2.89	Jun. 17, 2013		—	1,762
Korea Development Bank	2.84	Jun. 16, 2014		1,648	4,942
Shinhan Bank	2.84	Jun. 15, 2015		5,136	8,561
Kookmin Bank	2.84	Jun. 15, 2015		8,124	9,749
Kookmin Bank	2.84	Mar. 15, 2017		5,996	5,996
Kookmin Bank	2.84	Mar. 15, 2018		8,600	—
Export Kreditnamnden(*)	1.7	Apr. 29, 2022		99,975 (USD 94,736)	—

Sub-total				129,479	488,121
Less present value discount on long-term borrowings				(3,287)	(1,667)

				126,192	486,454
Less current portion of long-term borrowings				(21,384)	(117,217)

Long-term borrowings			￦	104,808	369,237

(*)	For the year ended December 31, 2013, the Group obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

17.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2013 and 2012 are as follows:

(In millions of won, thousands of U.S. dollars and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2013		December 31, 2012
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2013	4.00		—	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		—	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	—
Unsecured private bonds		2033	3.22		130,000	—
Unsecured private bonds(*1)		2014	4.86		20,000	20,000
Unsecured private bonds(*1)		2015	4.62		10,000	10,000
Unsecured private bonds(*2)		2013	3.99		—	150,000
Unsecured private bonds(*2)		2014	4.53		290,000	290,000
Unsecured private bonds(*2)		2014	4.40		100,000	100,000
Unsecured private bonds(*2)		2015	4.09		110,000	110,000
Unsecured private bonds(*2)		2015	4.14		110,000	110,000
Unsecured private bonds(*2)		2017	4.28		100,000	100,000
Unsecured private bonds(*2)		2015	3.14		130,000	130,000
Unsecured private bonds(*2)		2017	3.27		120,000	120,000
Foreign global bonds		2027	6.63		422,120	428,440
					(USD 400,000)	(USD 400,000)
Exchangeable bonds(*5,6)	Refinancing fund	2014	1.75		96,147	405,678
					(USD 91,109)	(USD 332,528)
Floating rate notes(*3)	Operating fund	2014	3M Libor + 1.60		263,825	267,775
					(USD 250,000)	(USD 250,000)
Floating rate notes(*4)		2014	SOR rate + 1.20		54,129	56,906
					(SGD 65,000)	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		356,601	351,930
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		738,710	749,770
					(USD 700,000)	(USD 700,000)
Australia unsecured private bonds		2017	4.75		281,988	—
					(AUD 300,000)	—
Floating rate notes(*3)		2020	3M Libor + 0.88		316,590	—
					(USD 300,000)	—
Foreign global bonds(*2)		2018	2.88		316,590	—
					(USD 300,000)	—

Sub-total					5,996,700	5,620,499
Less discounts on bonds					(40,228)	(43,500)

					5,926,472	5,576,999
Less current portion of bonds					(1,020,893)	(597,779)

				￦	4,905,579	4,979,220

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

17.	Borrowings and Debentures, Continued

(*1)	Unsecured private bonds were issued by SK Telink Co., Ltd., a subsidiary of the Parent Company.

(*2)	Unsecured private bonds were issued by SK Broadband Co., Ltd., a subsidiary of the Parent Company.

(*3)	As of December 31, 2013, 3M Libor rate is 0.24%.

(*4)	As of December 31, 2013, SOR rate is 0.21%.

(*5)	On April 7, 2009, the Group issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Group may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Group’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Group will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the general shareholder’s meeting on March 22, 2013 and a resolution of the Board of Directors’ meeting on July 25, 2013, the exchange price has changed from ￦197,760 to ￦189,121.

During 2013, the accumulated principal amount that was claimed for exchange is USD 268,977,000. For the year ended December 31, 2013, exchange of bonds in the principal amount of USD 170,223,000 was claimed and the Group granted 1,241,337 shares of treasury stock. The exchange of bonds in the principal amount of USD 98,754,000 was additionally claimed and cash was paid due to the limitation on foreign ownership under Article 6 of the Telecommunications Business Act. In addition, bonds in the principal amount of USD 6,505,000 were redeemed at par value due to the exercise of the Controlling Company’s early redemption rights.

As of December 31, 2013, exchange for the entire bonds in the principal amount of USD 57,046,000 was claimed and will be redeemed by cash during 2014. The Group recognized ￦134,232 million of financial costs in relation to the exchangeable bonds for the year ended December 31, 2013.

As of December 31, 2013, fair value of the exchangeable bonds is USD 91,108,508 and the exchange price is ￦189,121. The exchange price could be adjusted with the exchange rate of ￦1,383.40 per USD 1.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

18.	Long-term Payables - Other

(1)	Long-term payables – other as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Payables related to acquisition of W-CDMA licenses	￦	828,721	705,605
Other(*)		9,864	9,903

	￦	838,585	715,508

(*)	Other consists of vested compensation claims of employees who have rendered long-term service.

(2)	As of December 31, 2013 and 2012, long-term payables – other consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows:

(In millions of won)
	Period of repayment	Coupon rate(*1)	Annual effective interest rate(*2)	December 31, 2013		December 31, 2012
2.1GHz	2012~2014	3.58%	5.89%		17,533	35,067
800MHz	2013~2015	3.51%	5.69%		138,833	208,250
2.3GHz	2014~2016	3.00%	5.80%		8,650	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		942,675	671,625

					1,107,691	923,592
Present value discount on long-term payables - other					(72,171)	(60,021)

					1,035,520	863,571
Current portion of long-term payables – other					(206,799)	(157,966)

Carrying amount at December 31, 2013				￦	828,721	705,605

(*1)	The Group applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Group estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term account payables-other.

(3)	The repayment schedule of long-term payables - other as of December 31, 2013 is as follows:

(In millions of won)
	Amount
2014	￦	207,668
2015		190,134
2016		120,718
2017 and thereafter		589,171

	￦	1,107,691

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

19.	Provisions

(1)	Changes in provisions for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	For the year ended December 31, 2013							As of December 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy(*1)	￦	353,383	9,416	(308,876)	—	—	53,923	53,334	589
Provision for restoration (*2)		39,895	5,679	(712)	(4,211)	(144)	40,507	13,441	27,066
Other provisions		590	—	(85)	(17)	(37)	451	—	451

	￦	393,868	15,095	(309,673)	(4,228)	(181)	94,881	66,775	28,106

(In millions of won)
	For the year ended December 31, 2012							As of December 31, 2012
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for handset subsidy	￦	762,238	272,869	(677,416)	(4,525)	217	353,383	279,977	73,406
Provision for restoration		36,379	3,915	(1,348)	(32)	981	39,895	7,256	32,639
Other provisions		942	43	(49)	—	(346)	590	74	516

	￦	799,559	276,827	(678,813)	(4,557)	852	393,868	287,307	106,561

(*1)	The Group recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.
(*2)	In the course of the Group’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Group records these restoration costs as property and equipments and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

19.	Provisions, Continued

(2)	The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

20.	Leases

(1) Finance Leases

The Group has leased telecommunication equipment under finance lease agreements with Cisco Systems Capital Korea Ltd. Finance lease liabilities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Finance Lease Liabilities
Current portion of long-term finance lease liabilities	￦	19,351	19,904
Long-term finance lease liabilities		3,867	22,036

	￦	23,218	41,940

The Group’s related interest and principal as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Minimum lease payment		Present value	Minimum lease payment	Present value
Less than 1 year	￦	20,039	19,351	21,375	19,904
1~5 years		3,974	3,867	22,744	22,036

Subtotal		24,013	23,218	44,119	41,940

Current portion of long-term finance lease liabilities			(19,351)		(19,904)

Long-term finance lease liabilities	￦		3,867		22,036

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

20.	Leases, Continued

(2) Operating Leases

The Group entered into operating leases and sublease agreements in relation to rented office space and the expected future lease payments and lease revenues (included in other non-operating income in the accompanying consolidated statements of income) are as follows:

(In millions of won)
	2013			2012
	Lease payments		Lease revenues	Lease payments	Lease revenues
Less than 1 year	￦	32,842	2,422	36,411	1,636
1~5 years		72,236	1,074	108,747	1,074
More than 5 years		65,013	1,026	69,058	1,026

	￦	170,091	4,522	214,216	3,736

(3) Sale and Leaseback Transaction

For the year ended December 31, 2013, the Group disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is accounted for as an operating lease and the gain on disposal of property and equipment and investment property is recognized as other non-operating income. The Group recognized ￦13,703 million of lease payments in relation to the operating lease agreement and ￦269 million in relation to the sublease agreement. Expected future lease payments and lease revenues are explained in Note 20-(2).

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

21.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Present value of defined benefit obligations	￦	312,494	244,866
Fair value of plan assets		(238,293)	(158,345)

	￦	74,201	86,521

(2)	Principal actuarial assumptions as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Discount rate for defined benefit obligations	3.06% ~ 4.34%	3.28% ~ 4.75%
Expected rate of salary increase	3.05% ~ 6.27%	3.00% ~ 5.81%

Discount rate for defined benefit obligation is determined based on the Group’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Group’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	For the year ended December 31
	2013		2012
Beginning balance	￦	244,866	188,120
Current service cost		89,802	77,060
Interest cost		9,370	8,119
Remeasurement
- Demographic assumption		(394)	(905)
- Financial assumption		(12,371)	7,329
- Adjustment based on experience		6,474	13,518
Benefit paid		(42,948)	(46,066)
Others(*)		17,694	(2,309)

Ending balance	￦	312,494	244,866

(*)	Others for the year ended December 31, 2013 include liabilities of ￦14,703 million transferred due to business combination, ￦(4,141) million for changes in consolidation scope, and transfers to construction in progress. Others for the year ended December 31, 2012 include effects of changes in consolidation scope of ￦(4,185) million in relation to the disposal of Ntreev Soft Co., Ltd. and transfers to construction in progress.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

21.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Beginning balance	￦	158,345	102,179
Interest income		6,332	4,314
Actuarial gain (loss)		122	447
Contributions by employer directly to plan assets		85,683	60,533
Benefits paid		(23,827)	(9,108)
Others(*)		11,638	(20)

Ending balance	￦	238,293	158,345

(*)	Others include assets of ￦14,334 million transferred due to business combination and effects of changes in consolidation scope of ￦(3,074) million for the year ended December 31, 2013.

The Group expects to make a contribution of ￦56,973 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Current service cost	￦	89,802	77,060
Interest cost		9,370	8,119
Interest income		(6,332)	(4,314)

	￦	92,840	80,865

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Equity instruments	￦	713	1,221
Debt instruments		48,901	34,269
Short-term financial instruments, etc.		188,679	122,855

	￦	238,293	158,345

Actual return on plan assets for the years ended December 31, 2013 and 2012 amounted to ￦6,472 million and ￦4,761 million, respectively.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

21.	Defined Benefit Liabilities, Continued

(7)	As of December 31, 2013, effects on defined benefit obligations if each of significant actuarial assumptions changes within potential reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 1%)	￦	(22,864)	25,216
Expected rate of salary increase		25,305	(23,230)

The sensitivity analysis does not consider dispersion of all cashflows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2013 and 2012 are 9.12 years and 9.04 years, respectively.

22.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2013 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027

Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014

Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citi Bank	Dec. 15, 2011 ~ Dec. 12, 2014

Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012~ May. 1, 2018

Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk	Currency swap	Korea Development Bank and others	Oct.29, 2013 ~ Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 94,736)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

22.	Derivative Instruments, Continued

(2)	As of December 31, 2013, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won and thousands of foreign currencies)
	Fair value
	Cash flow hedge
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation gain (loss)	Others (*1)	Held for trading purpose	Total
Current assets:
Convertible bonds (available-for-sale securities) (Korean won denominated bonds face value of ￦1,500 million)(*2)	￦	—	—	—	—	10		10
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)		(42,772)	(13,656)	(34,853)	129,806	—		38,525
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		8,822	2,816	(8,451)	—	—		3,187

Total assets							￦	41,722

Current liabilities:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)		5,871	1,875	(25,602)	—	—		(17,856)
Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)		7	2	(3,324)	—	—		(3,315)
Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)		(5,275)	(1,684)	(6,902)	—	—		(13,861)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(8,400)	(2,682)	(24,435)	—	—		(35,517)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		4,262	1,361	(53,295)	—	—		(47,672)
Fixed-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		(1,128)	—	(1,830)	—	—		(2,958)
Fixed-to-fixed long-term borrowings (U.S. dollar denominated bonds face value of USD 94,736)		(2,548)	(813)	201	—	—		(3,160)

Total liabilities							￦	(124,339)

(*1)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.
(*2)	Fair value of the conversion option of convertible bonds held by SK Communications Co., Ltd., a subsidiary, amounting to ￦10 million was accounted for as derivative financial assets.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

23.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Parent Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments As of December 31, 2013 and 2012 are as follows:

(In millions of won, except for share data)
	December 31, 2013		December 31, 2012
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,886	2,915,887
Treasury stock		(2,139,683)	(2,410,451)
Loss on disposal of treasury stock		(18,087)	(18,855)
Hybrid bonds		398,518	—
Others(*2)		(839,126)	(775,464)

	￦	317,508	(288,883)

(*1)	For the years ended December 31, 2003, 2006 and 2009, the Parent Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Parent Company’s outstanding shares have decreased without change in the share capital.
(*2)	Others primarily consist of net losses on disposals of businesses and the excess of the consideration paid by the Group over the carrying values of net assets acquired from common control transactions with entities within the control of the Controlling Entity.

Changes in number of shares outstanding for the years ended December 31, 2013 and 2012 are as follows:

(In shares)	2013			2012
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	11,050,712	69,694,999	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	(1,241,337)	1,241,337	—	—	—

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

24.	Treasury Stock

The Parent Company acquired treasury stock to provide stock dividends, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed.

Treasury stock as of December 31, 2013 and 2012 are as follows:

(In millions of won, shares)
	December 31, 2013		December 31, 2012
Number of shares		9,809,375	11,050,712
Amount	￦	2,139,683	2,410,451

In addition, the Parent Company granted 1,241,337 shares of treasury stock for ￦270,768 million from May 14, 2013 to October 24, 2013 as a result of exercise of exchange rights by the holders of exchangeable bonds.

25.	Hybrid Bond

The Parent Company issued hybrid bond at face amount on June 7, 2013 and details as of December 31, 2013 are as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate(%)	Amount
Private hybrid bond	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21(*2)	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bond issued by the Parent Company is classified as equity as there is no contractual obligation for delivery of financial assets to the bond holders.

(*1)	The Parent Company has a right to extend the maturity under the same issuance terms without any notice or announcement. The Parent Company also has the right to defer interest payment at its sole discretion.

(*2)	Annual interest rate is adjusted after five years from the issuance date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

26.	Retained Earnings

(1)	Retained earnings As of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		155,766	220,000
Reserve for business expansion		9,376,138	9,106,138
Reserve for technology development		2,271,300	1,901,300

		11,825,524	11,249,758
Unappropriated		1,276,971	874,899

	￦	13,102,495	12,124,657

(2)	Legal reserve

The Korean Commercial Code requires the Parent Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

27.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Unrealized fair value of available-for-sale financial assets	￦	208,529	207,063
Other comprehensive income of investments in associates		(172,117)	(175,044)
Unrealized fair value of derivatives		(35,429)	(46,652)
Foreign currency translation differences for foreign operations		(13,253)	(11,003)

	￦	(12,270)	(25,636)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

27.	Reserves, Continued

(2)	Changes in reserves for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Unrealized fair value of available-for- sale financial assets		Other compre- hensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2013	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)
Changes		2,747	1,254	14,488	(2,250)	16,239
Tax effect		(1,281)	1,673	(3,265)	—	(2,873)

Balance at December 31, 2013	￦	208,529	(172,117)	(35,429)	(13,253)	(12,270)

(In millions of won)	2012
	Unrealized fair value of available-for- sale financial assets		Other compre- hensive income of investments in associates	Unrealized fair value of derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2012	￦	354,951	(93,599)	(25,100)	23,812	260,064
Changes		(194,929)	(75,448)	(26,114)	(34,815)	(331,306)
Tax effect		47,041	(5,997)	4,562	—	45,606

Balance at December 31, 2012	￦	207,063	(175,044)	(46,652)	(11,003)	(25,636)

(3)	Details of changes in unrealized fair value of available-for-sale financial assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	272,917	(65,854)	207,063
Amount recognized as other comprehensive income during the year		3,879	(1,529)	2,350
Amount reclassified through profit or loss		(1,133)	249	(884)

Balance at December 31, 2013	￦	275,663	(67,134)	208,529

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	467,846	(112,895)	354,951
Amount recognized as other comprehensive income during the year		(43,135)	10,249	(32,886)
Amount reclassified through profit or loss		(151,794)	36,792	(115,002)

Balance at December 31, 2012	￦	272,917	(65,854)	207,063

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

27.	Reserves, Continued

(4)	Details of changes in unrealized valuation of derivatives for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	(62,698)	16,046	(46,652)
Amount recognized as other comprehensive income during the year		11,833	(3,001)	8,832
Amount reclassified through profit or loss		2,654	(263)	2,391

Balance at December 31, 2013	￦	(48,211)	12,782	(35,429)

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	(36,583)	11,483	(25,100)
Amount recognized as other comprehensive income during the year		(29,883)	4,327	(25,556)
Amount reclassified through profit or loss		3,768	236	4,004

Balance at December 31, 2012	￦	(62,698)	16,046	(46,652)

28.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Other Operating Expenses:
Communication expenses	￦	62,193	69,585
Utilities		227,593	197,559
Taxes and dues(*)		29,873	91,745
Repair		252,344	223,247
Research and development		352,385	304,557
Training		40,446	39,407
Bad debt for accounts receivables – trade		53,344	52,393
Reversal of allowance for doubtful accounts		(359)	(5,902)
Travel		31,762	31,380
Supplies and other		189,042	143,816

	￦	1,238,623	1,147,787

(*)	Penalties in taxes and dues until the year ended December 31, 2012 were included in taxes and dues until the year ended December 31, 2012 while penalties were included in others (other non-operating expense) starting from the year ended December 31, 2013.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

29.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Other Non-operating Income:
Fees	￦	7,303	3,982
Gain on disposal of property and equipment and intangible assets		7,991	162,590
Others(*1)		59,173	29,338

	￦	74,467	195,910

Other Non-operating Expenses:
Loss on impairment of property and equipment, and intangible assets	￦	13,770	37,007
Loss on disposal of property and equipment and intangible assets		267,468	15,117
Donations		82,057	81,330
Bad debt for accounts receivable – other		22,155	30,107
Others(*2)		121,723	24,743

	￦	507,173	188,304

(*1)	Primarily comprised of VAT adjustments and compensation for typhoon damage.

(*2)	Primarily comprised of penalties and legal costs.

30.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Finance Income:
Interest income	￦	65,560	97,318
Dividends		10,197	27,732
Gain on foreign currency transactions		11,041	6,735
Gain on foreign currency translations		4,401	4,065
Gain on disposal of long-term investment securities		9,300	282,605
Gain on settlement of derivatives		7,716	26,103
Gain on valuation of financial asset at fair value through profit or loss		5,177	—

	￦	113,392	444,558

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

30.	Finance Income and Costs, Continued

(In millions of won)
	2013		2012
Finance Costs:
Interest expense	￦	331,834	412,379
Loss on foreign currency transactions		16,429	7,204
Loss on foreign currency translations		2,635	4,608
Loss on disposal of long-term investment securities		31,909	10,802
Loss on valuation of derivatives		2,106	286
Loss on settlement of derivatives		—	1,232
Loss on valuation of financial asset at fair value through profit or loss		—	1,262
Loss relating to financial liability at fair value through profit or loss(*1)		134,232	7,793
Loss on redemption of debentures		—	2,099
Other finance costs(*2)		52,058	190,620

	￦	571,203	638,285

(*1)	Loss relating to financial liabilities at fair value through profit or loss for the year ended December 31, 2013 related to exchangeable bonds (face amount of USD 326,397,463) due to the valuation loss from rising stock prices and loss on redemption of debenture upon the exchange claims.
(*2)	See note 30(5).

(2)	Details of interest income included in finance income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest income on cash equivalents and deposits	￦	41,907	57,029
Interest income on installment receivables and others		23,653	40,289

	￦	65,560	97,318

(3)	Details of interest expense included in finance costs for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest expense on bank overdrafts and borrowings	￦	28,600	147,741
Interest expense on debentures		258,962	209,545
Interest on finance lease liabilities		1,333	2,621
Others		42,939	52,472

	￦	331,834	412,379

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

30.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2013 and 2012 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in note 7.

(i) Finance income and costs

(In millions of won)
	2013			2012
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial assets at fair value through profit or loss	￦	5,177	276	—	1,262
Available-for-sale financial assets		23,311	83,967	317,915	201,423
Loans and receivables		62,211	16,479	90,177	1,789
Derivative financial instruments designated as hedged item		7,716	1,830	26,103	1,516

		98,415	102,552	434,195	205,990

Financial Liabilities:
Financial liabilities at fair value through profit or loss		—	134,232	—	7,793
Financial liabilities measured at amortized cost		14,977	334,419	10,363	424,502

		14,977	468,651	10,363	432,295

	￦	113,392	571,203	444,558	638,285

(ii) Other comprehensive income

(In millions of won)
	2013		2012
Financial Assets:
Available-for-sale financial assets	￦	2,009	(149,082)
Derivative financial instruments designated as hedged item		12,240	(23,527)

		14,249	(172,609)

Financial Liabilities:
Derivative financial instruments designated as hedged item		(1,018)	166

		(1,018)	166

	￦	13,231	(172,443)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

30.	Finance Income and Costs, Continued

(5)	Details of impairment losses for financial assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Available-for-sale financial assets	￦	52,058	190,620
Bad debt for accounts receivable – trade		53,344	52,351
Bad debt for accounts receivable – other		22,155	30,107

	￦	127,557	273,078

31.	Income Tax Expense for Continuing Operations

(1)	Income tax expenses for continuing operations for the years ended December 31, 2013 and 2012 consist of the following:

(In millions of won)
	2013		2012
Current tax expense
Current tax payable	￦	145,457	200,836
Adjustments recognized in the period for current tax of prior periods		(16,696)	(69,634)

		128,761	131,202

Deferred tax expense
Changes in net deferred tax assets		266,601	103,480
Tax directly charged to equity		(3,584)	50,053
Changes in scope of consolidation		8,919	(3,611)
Others (exchange rate differences, etc.)		100	7,083

		272,036	157,005

Income tax for continuing operation	￦	400,797	288,207

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2013 and 2012 is attributable to the following:

(In millions of won)
	2013		2012
Income taxes at statutory income tax rates	￦	441,697	367,661
Non-taxable income		(35,632)	(5,039)
Non-deductible expenses		74,311	19,410
Tax credit and tax reduction		(37,893)	(72,947)
Changes in unrealizable deferred taxes		(13,285)	5,723
Others (Income tax refund, tax effect from statutory tax rate change and tax rate differences, etc.)		(28,401)	(26,601)

Income tax for continuing operation	￦	400,797	288,207

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

31.	Income Tax Expense for Continuing Operations, Continued

Tax rates applied for the above taxable income for the years ended December 31, 2013 and 2012 above are corporate income tax rates applied for taxable income in Republic of Korea, of which SK Telecom Co., Ltd., the Parent Company, is located.

(3)	Deferred taxes directly charged to (credited to) equity for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Net change in fair value of available-for-sale financial assets	￦	(1,281)	47,041
Share of other comprehensive income of associates		1,673	(5,997)
Gain or loss on valuation of derivatives		(3,265)	4,562
Remeasurement of defined benefit obligations		(466)	4,447
Loss on disposal of treasury stock		(245)	—

	￦	(3,584)	50,053

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	51,972	(2,323)	6,773	—	5	56,427
Accrued interest income		(1,782)	(756)	(293)	—	—	(2,831)
Available-for-sale financial assets		13,419	(45)	(12,682)	(1,281)	—	(589)
Investments in subsidiaries and associates		66,969	51	(113,541)	1,673	4	(44,844)
Property and equipment (depreciation)		(272,940)	4,940	(65,633)	—	—	(333,633)
Provisions		86,567	206	(72,470)	—	—	14,303
Retirement benefit obligation		16,849	151	(445)	(466)	—	16,089
Gain or loss on valuation of derivatives		15,894	—	150	(3,265)	—	12,779
Gain or loss on foreign currency translation		19,652	—	(80)	—	—	19,572
Tax free reserve for research and manpower development		(31,093)	—	(8,918)	—	—	(40,011)
Goodwill relevant to leased line		68,675	—	(37,650)	—	—	31,025
Unearned revenue (activation fees)		97,110	—	(43,698)	—	—	53,412
Others		(23,804)	(11,654)	80,350	(245)	91	44,738

		107,488	(9,430)	(268,137)	(3,584)	100	(173,563)

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		16,609	18,350	(3,899)	—	—	31,060
Tax credit carryforwards		1	(1)	—	—	—	—

		16,610	18,349	(3,899)	—	—	31,060

	￦	124,098	8,919	(272,036)	(3,584)	100	(142,503)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

31.	Income Tax Expense for Continuing Operations, Continued

(In millions of won)
	2012
	Beginning		Changes in scope of consolidation	Deferred tax expense (income)	Directly added to (deducted from) equity	Other	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	41,451	(126)	10,657	—	(10)	51,972
Accrued interest income		(1,400)	29	(411)	—	—	(1,782)
Available-for-sale financial assets		(79,778)	(154)	46,310	47,041	—	13,419
Investments in subsidiaries and associates		33,439	—	39,549	(5,997)	(22)	66,969
Property and equipment (depreciation)		(210,720)	—	(62,220)	—	—	(272,940)
Provisions		185,266	(31)	(98,667)	—	(1)	86,567
Retirement benefit obligation		19,245	(801)	(6,042)	4,447	—	16,849
Gain or loss on valuation of derivatives		11,216	—	116	4,562	—	15,894
Gain or loss on foreign currency translation		9,210	6	10,436	—	—	19,652
Tax free reserve for research and manpower development		(53,460)	220	22,147	—	—	(31,093)
Goodwill relevant to leased line		116,287	—	(47,612)	—	—	68,675
Unearned revenue (activation fees)		116,512	—	(19,402)	—	—	97,110
Others		35,116	(1,981)	(64,056)	—	7,117	(23,804)

		222,384	(2,838)	(169,195)	50,053	7,084	107,488

Deferred tax assets related to unused tax loss carryforwards and unused tax credit carryforwards
Tax loss carryforwards		4,419	—	12,190	—	—	16,609
Tax credit carryforwards		774	(773)	—	—	—	1

		5,193	(773)	12,190	—	—	16,610

	￦	227,577	(3,611)	(157,005)	50,053	7,084	124,098

(5)	Details of temporary differences, unused tax losses and unused tax credits which are not recognized as deferred tax assets (liabilities), as the Group does not believe it is probable that the deferred tax assets will be realizable in the future, in the consolidated statements of financial position as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Allowance for doubtful accounts	￦	152,341	145,053
Investments in subsidiaries and associates		719,974	869,486
Other temporary differences		221,264	157,664
Unused tax loss carryforwards		669,890	792,796
Unused tax credit carryforwards		—	141

	￦	1,763,469	1,965,140

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

31.	Income Tax Expense for Continuing Operations, Continued

(6)	The expirations of the tax loss carryforwards which are not recognized as deferred tax assets as of December 31, 2013 are as follows:

(In millions of won)
	Tax loss carryforwards
Less than 1 year	￦	2,746
1 ~ 2 years		1,087
2 ~ 3 years		4,894
More than 3 years		661,163

	￦	669,890

32.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013		2012
Basic earnings per share attributable to owners of the Parent Company from continuing operation:
Profit attributable to owners of the Parent Company from continuing operations	￦	1,463,097	1,255,526
Interest on hybrid bonds		(8,420)	—

Profit attributable to owners of the Parent Company from continuing operations on common shares		1,454,677	1,255,526
Weighted average number of common shares outstanding		70,247,592	69,694,999

Basic earnings per share from continuing operations (In won)	￦	20,708	18,015

Basic earnings per share attributable to owners of the Parent Company:
Profit attributable to owners of the Parent Company	￦	1,638,964	1,151,705
Interest on hybrid bond		(8,420)	—

Profit attributable to owners of the Parent Company on common shares		1,630,544	1,151,705
Weighted average number of common shares outstanding		70,247,592	69,694,999

Basic earnings per share (In won)	￦	23,211	16,525

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

32.	Earnings per Share, Continued

(1)	Basic earnings per share, Continued

2)	Profit attributable to owners of the Parent Company from continuing operation for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won)
	2013		2012
Profit attributable to owners of the Parent Company	￦	1,638,964	1,151,705
Results of discontinued operation attributable to owners of the Parent Company		175,867	(103,821)

Profit attributable to owners of the Parent Company from continuing operation	￦	1,463,097	1,255,526

3)	The weighted average number of common shares outstanding for the years ended December 31, 2013 and 2012 are calculated as follows:

(In shares)
	2013	2012
Outstanding common shares	80,745,711	80,745,711
Weighted number of treasury stocks	(10,498,119)	(11,050,712)

Weighted average number of common shares outstanding	70,247,592	69,694,999

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013		2012
Diluted earnings per share attributable to owners of the Parent Company from continuing operations:
Profit attributable to owners of the Parent Company from continuing operations on common shares	￦	1,454,677	1,255,526
Gain relating to exchangeable bonds(*)		—	10,799
Diluted profit attributable to owners of the Parent Company from continuing operations on common shares		1,454,677	1,266,325
Weighted average number of common shares outstanding		70,247,592	72,021,148

Diluted earnings per share from continuing operations (In won)	￦	20,708	17,583

Diluted earnings per share attributable to owners of the Parent Company:
Diluted profit attributable to owners of the Parent Company	￦	1,630,544	1,151,705
Gain relating to exchangeable bonds(*)		—	10,799
Diluted profit attributable to owners of the Parent Company on common shares		1,630,544	1,162,504
Weighted average number of common shares outstanding		70,247,592	72,021,148

Diluted earnings per share (In won)	￦	23,211	16,141

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

32.	Earnings per Share, Continued

(2)	Diluted earnings per share, Continued

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as the effect of exchangeable bond would have been anti-dilutive (the weighted average number of diluted shares of 688,744); thus, diluted earnings per share for the year ended December 31, 2013 is the same as basic earnings per share.

2)	Adjusted weighted average number of common shares outstanding for the years ended December 31, 2013 and 2012 are calculated as follows:

(In shares)
	2013	2012
Weighted average number of common shares outstanding	70,247,592	69,694,999
Effect of exchangeable bonds(*)	—	2,326,149

Adjusted weighted average number of common shares outstanding	70,247,592	72,021,148

(*) Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

(3)	Basic earnings (loss) per share from discontinued operation

(In millions of won, shares)
	2013		2012
Results of discontinued operation attributable to owners of the Parent Company	￦	175,867	(103,821)
Weighted average number of common shares outstanding		70,247,592	69,694,999

Basic earnings (loss) per share (In won)	￦	2,503	(1,490)

Diluted earnings (loss) per share from discontinued operation is the same as basic loss per share from discontinued operation.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

33.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2013	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

2012	Cash dividends (Interim)	69,694,999	500	200%	￦	69,695
	Cash dividends (Year-end)	69,694,999	500	1,680%		585,438

					￦	655,133

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
Year	Dividends calculated		Profit	Dividends payout ratio
2013	￦	666,373	1,638,964	40.66%
2012	￦	655,133	1,151,705	56.88%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2013 and 2012 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2013	Cash dividend	9,400	230,000	4.09%
2012	Cash dividend	9,400	152,500	6.16%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

34.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	1,398,639	—	1,398,639
Financial instruments		—	—	319,616	—	319,616
Short-term investment securities		—	106,068	—	—	106,068
Long-term investment securities(*1)		20,532	947,995	—	—	968,527
Accounts receivable – trade		—	—	2,270,471	—	2,270,471
Loans and other receivables(*2)		—	—	1,044,529	—	1,044,529
Derivative financial assets(*3)		10	—	—	41,712	41,722

	￦	20,542	1,054,063	5,033,255	41,712	6,149,572

(In millions of won)
	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	920,125	—	920,125
Financial instruments		—	—	514,561	—	514,561
Short-term investment securities		—	60,127	—	—	60,127
Long-term investment securities(*1)		15,356	938,356	—	—	953,712
Accounts receivable – trade		—	—	1,968,297	—	1,968,297
Loans and other receivables(*2)		—	—	981,693	—	981,693
Derivative financial assets(*3)		689	—	—	61,959	62,648

	￦	16,045	998,483	4,384,676	61,959	5,461,163

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

34.	Categories of Financial Instruments, Continued

(*2)	Details of loans and other receivables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Short-term loans	￦	79,395	84,908
Accounts receivable – other		643,603	582,098
Accrued income		11,941	8,715
Other current assets		2,548	431
Long-term loans		57,442	69,299
Guarantee deposits		249,600	236,242

	￦	1,044,529	981,693

(*3)	Derivative financial assets classified as financial assets at fair value through profit or loss is the fair value of conversion right of convertible bonds held by SK Communications Co., Ltd., a subsidiary of the Parent Company.

(2)	Financial liabilities by categories as of December 31, 2013 and 2012 are as follows:

(In millions of won)	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	214,716	—	214,716
Derivative financial liabilities		—	—	124,339	124,339
Borrowings		—	386,192	—	386,192
Debentures(*1)		96,147	5,830,920	—	5,927,067
Accounts payable – other and others(*2)		—	3,949,794	—	3,949,794

	￦	96,147	10,381,622	124,339	10,602,108

(In millions of won)	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Accounts payable – trade	￦	—	253,884	—	253,884
Derivative financial liabilities		—	—	63,599	63,599
Borrowings		—	1,086,699	—	1,086,699
Debentures(*1)		405,678	5,171,322	—	5,577,000
Accounts payable – other and others(*2)		—	3,646,486	—	3,646,486

	￦	405,678	10,158,391	63,599	10,627,668

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

34.	Categories of Financial Instruments, Continued

(*1)	Debentures of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.
(*2)	Details of accounts payable – other and other payables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Accounts payable – other	￦	1,864,024	1,811,038
Withholdings		1,549	1,840
Accrued expenses		988,193	890,863
Current portion of long-term payables – other		226,151	177,870
Long-term payables – other		838,585	715,508
Finance lease liabilities		3,867	22,036
Other non-current liabilities		27,425	27,331

	￦	3,949,794	3,646,486

35.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Group is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Group manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

35.	Financial Risk Management, Continued

Monetary foreign currency assets and liabilities as of December 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	127,972	￦	135,329	2,300,314	￦	2,424,243
EUR	44,623		64,981	223		323
JPY	97,776		982	9,605		99
AUD	18		15	64,811		53,971
CHF	—		—	298,039		280,145
SGD	—		—	298,542		354,868
Others	20,053		11,423	9,027		1,665

		￦	212,730		￦	3,115,314

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to note 22)

As of December 31, 2013, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(5,858)	5,858
EUR		6,466	(6,466)
JPY		88	(88)
SGD		2	(2)
Others		976	(976)

	￦	1,674	(1,674)

(ii) Equity price risk

The Group has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2013, available-for-sale equity instruments measured at fair value amount to ￦839,647 million.

(iii) Interest rate risk

Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Group’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Group still has interest rate risk arising from borrowings and debentures.

Accordingly, the Group performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

35.	Financial Risk Management, Continued

The Group’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2013, floating-rate debentures amount to ￦634,544 million and the Group has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures. (Refer to note 22) If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2013 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2) Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Cash and cash equivalents	￦	1,398,548	920,054
Financial instruments		319,616	514,561
Available-for-sale financial assets		35,174	35,623
Accounts receivable - trade		2,270,471	1,968,297
Loans and receivables		1,044,529	981,693
Derivative financial assets		41,712	61,959
Financial assets at fair value through profit or loss		20,532	15,356

	￦	5,130,582	4,497,543

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Group establishes credit limits for each customer or counterparty.

For the year ended December 31, 2013, the Group has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Group believes that the possibility of default is remote. Also, the Group’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Group has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets As of December 31, 2013.

In addition, the aging of trade and other receivables that are over due at the end of the reporting period but not impaired is stated in note 7 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in note 30.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

35.	Financial Risk Management, Continued

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable – trade	￦	214,716	214,716	214,685	31	—
Borrowings		386,192	403,164	284,110	74,301	44,753
Debentures(*1)		5,927,067	7,131,432	1,230,996	3,775,142	2,125,294
Accounts payable – other and others(*2)		3,949,794	4,039,035	2,973,303	685,944	379,788

	￦	10,477,769	11,788,347	4,703,094	4,535,418	2,549,835

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2013, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	￦	41,712	43,833	1,778	35,322	6,733
Liabilities		(124,339)	(133,481)	(31,781)	(100,252)	(1,447)

	￦	(82,627)	(89,648)	(30,003)	(64,930)	5,286

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2012.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

35.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Liabilities	￦	12,409,958	12,740,777
Equity		14,166,557	12,854,782

Debt-equity ratio		87.60%	99.11%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,542	—	20,532	10	20,542
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		839,647	638,445	46,414	154,788	839,647

	￦	901,901	638,445	108,658	154,798	901,901

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	1,398,639	—	—	—	—
Available-for-sale financial assets(*1,2)		214,416	—	—	—	—
Accounts receivable – trade and others(*1)		3,314,999	—	—	—	—
Financial instruments(*1)		319,616	—	—	—	—

	￦	5,247,670	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		124,339	—	124,339	—	124,339

	￦	220,486	96,147	124,339	—	220,486

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	214,716	—	—	—	—
Borrowings		386,192	—	399,247	—	399,247
Debentures		5,830,920	—	5,946,586	—	5,946,586
Accounts payable – other and others(*1)		3,949,794	—	—	—	—

	￦	10,381,622	—	6,345,833	—	6,345,833

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

35.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2012 are as follows:

(In millions of won)
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	16,045	—	15,356	689	16,045
Derivative financial assets		61,959	—	61,959	—	61,959
Available-for-sale financial assets		765,759	584,029	56,158	125,572	765,759

	￦	843,763	584,029	133,473	126,261	843,763

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	920,125	—	—	—	—
Available-for-sale financial assets(*1,2)		232,724	—	—	—	—
Accounts receivable – trade and others(*1)		2,949,990	—	—	—	—
Financial instruments(*1)		514,561	—	—	—	—

	￦	4,617,400	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	405,678	405,678	—	—	405,678
Derivative financial liabilities		63,599	—	63,599	—	63,599

	￦	469,277	405,678	63,599	—	469,277

Financial liabilities that cannot be measured at fair value
Accounts payable – trade(*1)	￦	253,884	—	—	—	—
Borrowings		1,086,699	—	1,100,464	—	1,100,464
Debentures		5,171,321	—	5,461,142	—	5,461,142
Accounts payable - other and others(*1)		3,646,486	—	—	—	—

	￦	10,158,390	—	6,561,606	—	6,561,606

(*1) Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.

(*2) Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

35.	Financial Risk Management, Continued

The Group uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities being evaluated.

Interest rates used by the Group for the fair value measurement as of December 31, 2013 are as follows:

Interest rate
Derivative instruments	2.86% ~ 4.04%
Borrowings and debentures	3.12%

3) There have been no transfers from Level 2 to Level 1 in 2013 and changes of financial assets classified as Level 3 for the year ended December 31, 2013 are as follows:

(In millions of won)
	Balance at Jan. 1		Acquisition	Loss for the period	Other comprehensive income	Disposal	Others	Balance at Dec.31
Financial assets at fair value through profit or loss	￦	689	—	(276)	—	(404)	—	9
Available-for-sale financial assets		125,572	54,950	(16,548)	7,901	(43,540)	26,454	154,789

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2013 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,871	—	28,871	(28,871)	—	—
Accounts receivable – trade and other		138,897	(127,055)	11,841	—	—	11,841

		167,768	(127,055)	40,712	(28,871)	—	11,841

Financial liabilities:
Derivatives(*)		43,536	—	43,536	(28,871)	—	14,666
Accounts payable – trade and other		127,055	(127,055)	43,536	—	—	—

	￦	170,591	(127,055)	87,072	(28,871)	—	14,666

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

35.	Financial Risk Management, Continued

(*)	The Group entered into derivative contracts which include enforceable master netting arrangement in accordance with ISDA. Generally, all contracts made with the identical currencies are settled from one party to another by combining one net amount. In this case, all contracts are liquidated and paid off at net amount by evaluating liquidation value if credit events such as bankruptcy occur.

ISDA agreements do not allow the Group to exercise rights of set-off unless credit events such as bankruptcy occur. Therefore, assets and liabilities recognized in accordance with the agreements cannot be offset as the Group does not have enforceable rights of set-off.

36.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 27 others (refer to note 1)
Joint venture	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 64 others
Affiliates	The Controlling Entity’s investor using the equity method, the Controlling Company, and the Controlling Company’s subsidiaries and associates, etc.

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Salaries	￦	2,263	8,893
Provision for retirement benefits		1,012	799

	￦	3,275	9,692

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

36.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
		2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans
Controlling Entity	SK Holding Co., Ltd.(*)	￦	1,912	226,023	—	—
Associates	HappyNarae Co., Ltd.		281	6,217	10,542	—
	F&U Credit information Co., Ltd.		1,753	43,931	—	—
	HanaSK Card Co., Ltd.		11,128	—	—	—
	Others		6,712	6,846	125	997

			19,874	56,994	10,667	997

Other	SK Engineering & Construction Co., Ltd.		5,564	37,978	484,006	—
	SK C&C Co., Ltd.		4,041	357,945	206,298	—
	SK Networks Co., Ltd.		51,996	1,463,340	6,241	—
	Others		66,112	209,692	249,100	—

			127,713	2,068,956	945,645	—

Total		￦	149,499	2,351,972	956,312	997

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Group.

(In millions of won)
		2012
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Controlling Entity	SK Holding Co., Ltd.(*1)	￦	1,339	224,667	—
Associates	F&U Credit information Co., Ltd.		1,516	49,518	—
	SK M&C		11,874	155,397	9,051
	HanaSK Card Co., Ltd.(*2)		672,202	201,533	66
	Others		743	96,971	11,374

			686,335	503,419	20,491

Other	SK C&C Co., Ltd.		4,441	324,171	304,102
	SK Engineering & Construction Co., Ltd.		5,384	55,007	687,059
	SK Networks Co., Ltd.		20,477	1,747,130	8,048
	Others		40,251	246,218	300,410

			70,553	2,372,526	1,299,619

Total		￦	758,227	3,100,612	1,320,110

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

36.	Transactions with Related Parties, Continued

(*1)	Operating expense and others include ￦171,053 million of dividends paid by the Group.
(*2)	Operating revenue include discounts on accounts receivable related to sales of handsets on installment payment plans of PS&Marketing Corporation.

(3)	Account balances as of December 31, 2013 and 2012 are as follows:

(In millions of won)		2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	334	—
Associates	HappyNarae Co., Ltd.		—	27	16,317
	Wave City Development Co., Ltd.		1,200	38,412	—
	SK hynix Inc.		—	392	—
	HanaSK Card Co., Ltd.		—	3,723	5,443
	SK Wyverns Baseball Club Co., Ltd.		1,425	—	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	Others		—	268	492

			24,727	42,822	22,252

Other	SK Engineering & Construction Co., Ltd.		—	988	92,058
	SK Telesys Co., Ltd.		—	412	70,467
	SK C&C Co., Ltd.		—	182	—
	SK Networks. Co., Ltd.		—	5,930	118,759
	Others		—	11,633	20,197

			—	19,145	301,481

Total		￦	24,727	62,301	323,733

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

36.	Transactions with Related Parties, Continued

(In millions of won)		2012
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable – trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	310	—
Associates	SK Wyverns Baseball Club Co., Ltd.		1,628	—	4,000
	Wave City Development Co., Ltd.		—	38,412	—
	SK M&C		—	6,127	109,531
	SK China Company, Ltd.		—	—	39,694
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	Others		—	498	11,558

			23,730	45,037	164,783

Other	SK Engineering & Construction Co., Ltd.		—	1,735	34,887
	SK Telesys Co., Ltd.		—	1,182	31,289
	SK C&C Co., Ltd.		—	369	144,308
	SK Networks. Co., Ltd.		—	34,055	285,325
	Others		—	18,416	24,678

			—	55,757	520,487

Total		￦	23,730	101,104	685,270

(5) As of December 31, 2013, collateral and guarantee provided by the Group for the related parties’ financing purposes are as follows. There are no collateral or guarantee provided by related parties to the Group.

(6) M&Service Co., Ltd., a subsidiary of the Parent Company, entered into performance agreement with SK Energy Co., Ltd. and provides a blank note to SK Energy Co., Ltd., with regard to this transaction.

37.	Commitments and Contingencies

(1) Collateral assets and commitments

SK Broadband Co., Ltd. has pledged its properties as collateral for leases on buildings in the amount of ￦14,900 million as of December 31, 2013.

(2) Contingencies

As of December 31, 2013, the claim amount of pending litigations of SK Communications Co., Ltd., a subsidiary, amounts to ￦3,797 million. The ultimate outcome of such litigation is not expected to have a material effect on the Group’s financial position or performance results.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

38.	Discontinued Operation

(1)	Discontinued operation

During the year ended December 31, 2013, SK Planet Co., Ltd., a subsidiary of the Parent Company, sold 52.6% of its ownership interests (13,294,369 shares) in Loen Entertainment, Inc., to Star Invest Holdings Limited. Consideration for the sale amounted to ￦265,887 million. Loen Entertainment was a subsidiary of SK Planet Co., Ltd. and is engaged in the release of music discs as its primary business, The Group’s ownership interests after the disposition is 15.0% and Loen Entertainment, Inc. was excluded from the Group’s consolidated financial statements as of the date of the sale.

During the year ended December 31, 2012, SK Telink Co., Ltd., a subsidiary, ceased its broadcasting business due to the rapid decrease in satellite digital multimedia broadcasting subscribers along with the effects from smart phones, and other mobile devices.

(2)	Results of discontinued operations

Results of discontinued operations included in the consolidated statements of income for the years ended December 31, 2013 and 2012 are as follows. The consolidated statement of income presented for comparative purposes was restated in order to present discontinued operation segregated from the Group’s continuing operations.

(In millions of won)
	2013
	Loen Entertainment, Inc.
Results of discontinued operations:
Revenue	￦	167,033
Expense		(140,204)

Operating income generated by discontinued operations		26,829
Non-operating income		3,189
Gain on disposal relating to discontinued operations		214,352
Income tax expense		(61,125)

Gain from discontinued operations	￦	183,245

Attributable to :
Owners of the Parent Company		175,867
Non-controlling interests		7,378

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

38.	Discontinued Operation, Continued

(In millions of won)
	2012
	Loen Entertainment, Inc.		Discontinue satellite digital multimedia broadcasting of SK Telink Co., Ltd.	Total
Results of discontinued operations:
Revenue	￦	159,070	1,163	160,233
Expense		(128,948)	(38,257)	(167,205)

Operating income generated by discontinued operations		30,122	(37,094)	(6,972)
Non-operating income		1,397	(120,913)	(119,516)
Income tax benefit (expense)		(7,680)	18,670	10,990

Gain (loss) from discontinued operations	￦	23,839	(139,337)	(115,498)

Attributable to :
Owners of the Parent Company		16,107	(119,927)	(103,821)
Non-controlling interests		7,732	(19,410)	(11,677)

(3)	Cash flows from discontinued operations

Cash flows from discontinued operations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	of Loen Entertainment, Inc.
Cash flow from discontinued operations:
Net cash provided by operating activities	￦	40,884
Net cash provided by investing activities		179,490
Net cash used in financing activities		(4,780)

	￦	215,594

(In millions of won)
	2012
	Loen Entertainment, Inc.		Discontinue satellite digital multimedia broadcasting of SK Telink Co., Ltd.	Total
Cash flow from discontinued operations:
Net cash provided by (used in) operating activities	￦	27,794	(4,857)	22,937
Net cash used in investing activities		(19,628)	(303)	(19,931)
Net cash used in financing activities		(4,299)	(9,475)	(13,774)

	￦	3,867	(14,635)	(10,768)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

38.	Discontinued Operation, Continued

(4)	Changes in financial condition relating to discontinued operations due to the disposal of ownership interests in Loen Entertainment, Inc. as of December 31, 2013 is as follows:

(In millions of won)
	December 31, 2013
Cash and cash equivalents	￦	55,527
Long-term and short-term financial instruments		42,404
Accounts receivable – trade		49,700
Property and equipment, and intangible assets		26,334
Other assets		39,526
Accounts payable – trade		(33,154)
Defined benefit liabilities		(737)
Other liabilities		(87,022)

Decrease in net assets		92,578

Consideration paid for disposal		264,245
Cash and cash equivalents disposed		(55,527)

Net cash inflow	￦	208,718

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

39.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest income	￦	(67,359)	(99,967)
Dividend		(10,197)	(27,732)
Gain on foreign currency translation		(4,401)	(4,065)
Gain on disposal of long-term investment securities		(9,300)	(282,605)
Gain on settlement of derivatives		(7,716)	(26,103)
Losses related to investments in subsidiaries and associates, net		(921,861)	24,279
Gain on disposal of property and equipment and intangible assets		(7,991)	(162,590)
Reversal of allowance for doubtful accounts		(359)	(5,902)
Gain on valuation of financial asset at fair value through profit or loss		(5,177)	—
Other income		(3,951)	(2,558)
Interest expenses		331,834	412,379
Loss on foreign currency translation		2,634	4,608
Loss on disposal of long-term investment securities		31,909	10,802
Impairment loss on long-term investment securities		52,058	190,621
Loss on valuation of derivatives		2,106	286
Loss on settlement of derivatives		—	1,232
Income tax expense		461,922	277,217
Gain related to defined benefit plan		92,840	80,865
Depreciation and amortization		2,829,784	2,613,018
Bad debt expenses		57,163	52,393
Loss on disposal of property and equipment and intangible assets		267,702	15,117
Impairment loss on property and equipment and intangible assets		14,399	160,210
Loss on valuation of financial assets at fair value through profit or loss		—	1,262
Loss relating to financial liabilities at fair value through profit or loss		134,232	7,793
Loss on redemption of debentures		—	2,099
Bad debt for accounts receivable - other		22,167	30,107
Loss on disposal of other investment property		1	—
Impairment loss on other investment securities		6,136	1,307
Other expenses		6,801	15,788

	￦	3,275,376	3,289,861

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Consolidated Financial Statements

For the years ended December 31, 2013 and 2012

39.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012
Accounts receivable - trade	￦	(267,754)	(183,238)
Accounts receivable - other		(41,243)	288,739
Accrued income		(502)	9,530
Advance payments		(26,064)	40,664
Prepaid expenses		(1,583)	18,525
Proxy paid V.A.T.		(5,442)	(963)
Inventories		(39,610)	(108,904)
Long-term accounts receivables - other		—	5,393
Guarantee deposits		59,431	19,460
Accounts payable - trade		(4,708)	74,923
Accounts payable - other		(131,142)	260,158
Advanced receipts		(2,916)	(7,977)
Withholdings		22,025	234,048
Deposits received		(1,745)	(6,089)
Accrued expenses		98,081	153,641
Advanced V.A.T.		(3,901)	(3,955)
Unearned revenue		(188,589)	(83,436)
Provisions		(226,644)	(373,213)
Long-term provisions		(72,398)	(33,254)
Plan assets		(61,856)	(51,422)
Retirement benefit payment		(42,948)	(46,066)
Others		(30,362)	(2,256)

	￦	(969,870)	204,308

(3)	Significant non-cash transactions for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Transfer of construction in progress to property and equipment, and intangible assets	￦	2,320,528	2,700,054
Transfer of other property and equipment and others to construction in progress		1,188,826	1,437,476
Accounts payable - other related to acquisition of property and equipment and intangible assets		350,735	8,010
Return of the existing 1.8GHz frequency use rights		614,600	—

SK TELECOM CO., LTD.

Separate Financial Statements

December 31, 2013 and 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

We have audited the accompanying separate statement of financial position of SK Telecom Co., Ltd. (the “Company”), as of December 31, 2013, and 2012, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012 and its financial performance and its cash flows for the years then ended in accordance with Korean International Financial Reporting Standards.

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those knowledgeable about Korean auditing standards and their application in practice.

KPMG Samjong Accounting Corp.

Seoul, Korea

February 21, 2014

This report is effective as of February 21, 2014, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

1

SK TELECOM CO., LTD.

Separate Statements of Financial Position

As of December 31, 2013 and 2012

(In millions of won)
	Note	December 31, 2013		December 31, 2012
Assets
Current Assets:
Cash and cash equivalents	30,31	￦	448,459	256,577
Short-term financial instruments	5,30,31		166,000	179,300
Short-term investment securities	7,30,31		102,042	56,401
Accounts receivable - trade, net	6,30,31,32		1,513,138	1,407,206
Short-term loans, net	6,30,31,32		72,198	75,449
Accounts receivable - other, net	6,30,31,32		388,475	383,048
Prepaid expenses			82,837	76,016
Derivative financial assets	17,30,31		—	9,656
Inventories, net			24,596	15,995
Non-current assets held for sale	8		3,666	121,337
Advanced payments and other	6,30,31		16,371	8,714

Total Current Assets			2,817,782	2,589,699

Non-Current Assets:
Long-term financial instruments	5,30,31		7,569	69
Long-term investment securities	7,30,31		729,703	733,893
Investments in subsidiaries and associates	9		8,010,121	7,915,547
Property and equipment, net	10		7,459,986	7,119,090
Goodwill	11		1,306,236	1,306,236
Intangible assets, net	12		2,239,167	2,187,872
Long-term loans, net	6,30,31,32		39,925	49,672
Long-term prepaid expenses			23,007	21,582
Guarantee deposits	5,6,30,31,32		152,057	149,373
Long-term derivative financial assets	17,30,31		41,712	52,303
Deferred tax assets	27		—	123,723
Other non-current assets			154	443

Total Non-Current Assets			20,009,637	19,659,803

Total Assets		￦	22,827,419	22,249,502

See accompanying notes to the separate financial statements.

2

SK TELECOM CO., LTD.

Separate Statements of Financial Position, Continued

As of December 31, 2013 and 2012

(In millions of won)
	Note	December 31, 2013		December 31, 2012
Liabilities and Equity
Current Liabilities:
Short-term borrowings	13,30,31	￦	260,000	330,000
Current portion of long-term debt, net	12,13,30,31		829,503	713,072
Accounts payable - other	30,31,32		1,556,201	1,509,456
Withholdings	30,31		574,166	552,380
Accrued expenses	30,31		653,742	600,101
Income tax payable	27		104,564	52,267
Unearned revenue			178,569	252,298
Derivative financial liabilities	17,30,31		21,170	—
Provisions	15		66,559	286,819
Advanced receipts and other			43,599	46,693

Total Current Liabilities			4,288,073	4,343,086

Non-Current Liabilities:
Debentures, net, excluding current portion	13,30,31		4,014,777	3,992,111
Long-term borrowings, excluding current portion	13,30,31		85,125	348,333
Long-term payables - other	14,30,31		828,721	705,605
Long-term unearned revenue			50,894	160,820
Defined benefit obligation	3,16		22,886	34,951
Long-term derivative financial liabilities	17,30,31		100,210	63,599
Long-term provisions	15		19,537	99,355
Deferred tax liabilities	27		44,601	—
Other non-current liabilities	30,31,32		57,187	124,594

Total Non-Current Liabilities			5,223,938	5,529,368

Total Liabilities			9,512,011	9,872,454

Equity
Share capital	1,18		44,639	44,639
Capital surplus (deficit) and other capital adjustments	18,19,20		433,894	(236,160)
Retained earnings	21,22		12,665,699	12,413,981
Reserves	23		171,176	154,588

Total Equity			13,315,408	12,377,048

Total Liabilities and Equity		￦	22,827,419	22,249,502

See accompanying notes to the separate financial statements.

3

SK TELECOM CO., LTD.

Separate Statements of Income

For the years ended December 31, 2013 and 2012

(In millions of won except for per share data)
	Note	2013		2012
Operating revenue:
Revenue	4,32	￦	12,860,379	12,332,719

Operating expense:	32
Labor cost			598,885	508,226
Commissions paid			5,333,869	5,576,763
Depreciation and amortization			2,006,896	1,724,707
Network interconnection			770,125	796,580
Leased line			412,217	431,522
Advertising			237,291	209,804
Rent			362,659	330,611
Cost of products that have been resold			399,810	295,757
Other operating expenses	24		768,943	783,361

Sub-total			10,890,695	10,657,331

Operating income			1,969,684	1,675,388
Finance income	26		81,196	381,930
Finance costs	26		(422,764)	(533,198)
Other non-operating income	25		47,618	161,756
Other non-operating expenses	25		(417,252)	(133,647)
Loss relating to investments in subsidiaries and associates	9		(37,685)	(5,510)

Profit before income tax			1,220,797	1,546,719

Income tax expense	27		310,640	303,952

Profit for the year		￦	910,157	1,242,767

Earnings per share	28
Basic earnings per share (in won)		￦	12,837	17,832

Diluted earnings per share (in won)		￦	12,837	17,406

See accompanying notes to the separate financial statements.

4

SK TELECOM CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2013 and 2012

(In millions of won)
	Note	2013		2012
Profit for the year		￦	910,157	1,242,767

Other comprehensive loss	3
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit obligations	16		5,927	(10,838)
Items that may be reclassified subsequently to profit or loss:
Net change in unrealized fair value of available-for-sale financial assets	23		4,795	(146,203)
Net change in unrealized fair value of derivatives	17,23		11,793	(19,703)

			22,515	(176,744)

Total comprehensive income		￦	932,672	1,066,023

See accompanying notes to the separate financial statements.

5

SK TELECOM CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2013 and 2012

(In millions of won)
			Capital surplus and other capital adjustments
	Share capital		Paid-in surplus	Treasury stock	Loss on disposal of treasury stock	Hybrid bond	Other	Retained earnings	Reserves	Total equity
Balance, January 1, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,597)	11,837,185	320,494	11,966,302
Cash dividends		—	—	—	—	—	—	(655,133)	—	(655,133)
Transfer of business		—	—	—	—	—	(144)	—	—	(144)
Total comprehensive income
Profit for the period		—	—	—	—	—	—	1,242,767	—	1,242,767
Other comprehensive loss		—	—	—	—	—	—	(10,838)	(165,906)	(176,744)

		—	—	—	—	—	—	1,231,929	(165,906)	1,066,023

Balance, December 31, 2012	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048

Balance, January 1, 2013	￦	44,639	2,915,887	(2,410,451)	(18,855)	—	(722,741)	12,413,981	154,588	12,377,048
Cash dividends		—	—	—	—	—	—	(655,946)	—	(655,946)
Issuance of hybrid bond		—	—	—	—	398,518	—	—	—	398,518
Interest on hybrid bond		—	—	—	—	—	—	(8,420)	—	(8,420)
Treasury stock		—	—	270,768	768	—	—	—	—	271,536
Total comprehensive income
Profit for the period		—	—	—	—	—	—	910,157	—	910,157
Other comprehensive income		—	—	—	—	—	—	5,927	16,588	22,515

		—	—	—	—	—	—	916,084	16,588	932,672

Balance, December 31, 2013	￦	44,639	2,915,887	(2,139,683)	(18,087)	398,518	(722,741)	12,665,699	171,176	13,315,408

See accompanying notes to the separate financial statements.

6

SK TELECOM CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2013 and 2012

(In millions of won)	Note	2013		2012
Cash flows from operating activities:
Cash generated from operating activities
Profit for the year		￦	910,157	1,242,767
Adjustments for income and expenses	34		3,120,427	2,249,241
Changes in assets and liabilities related to operating activities	34		(714,862)	176,712

Sub-total			3,315,722	3,668,720
Interest received			29,695	45,748
Dividends received			20,641	30,567
Interest paid			(246,632)	(265,355)
Income tax paid			(96,953)	(318,164)

Net cash provided by operating activities			3,022,473	3,161,516

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	35,416
Decrease in short-term financial instruments, net			13,300	455,700
Collection of short-term loans			279,815	273,147
Proceeds from disposal of long-term investment securities			29,762	449,720
Proceeds from disposal of investments in subsidiaries and associates			1,808	88,602
Proceeds from disposal of investment property			—	61,186
Proceeds from disposal of property and equipment			3,148	187,560
Proceeds from disposal of intangible assets			965	2,811
Net proceeds from the disposition of non-current assets held for sale			190,393	—
Collection of long-term loans			11,727	10,689
Proceeds from disposal of other non-current assets			290	644

Sub-total			531,208	1,565,475
Cash outflows for investing activities:
Increase in short-term investment securities, net			(45,031)	—
Increase in short-term loans			(275,913)	(243,494)
Increase in long-term financial instruments			(7,500)	—
Acquisition of long-term investment securities			(9,313)	(4,425)
Acquisition of investments in subsidiaries and associates			(206,791)	(3,131,483)
Acquisition of property and equipment			(2,201,354)	(2,883,630)
Acquisition of intangible assets			(179,069)	(72,328)
Increase in long-term loans			—	(22)
Cash outflows from transfer of business			—	(3,387)
Increase in other non-current assets			—	(328)

Sub-total			(2,924,971)	(6,339,097)

Net cash used in investing activities			(2,393,763)	(4,773,622)

See accompanying notes to the separate financial statements.

7

SK TELECOM CO., LTD.

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2013 and 2012

(In millions of won)	2013		2012
Cash flows from financing activities:
Cash inflows from financing activities:
Increase in short-term borrowings, net	￦	—	330,000
Proceeds from long-term borrowings		96,455	1,986,800
Issuance of hybrid bond		398,518	—
Issuance of debentures		1,014,859	1,530,714
Cash inflows from derivative transactions		20,026	86,537

Sub-total		1,529,858	3,934,051
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(70,000)	—
Repayment of long-term borrowings		(457,110)	(1,650,000)
Repayment of current portion of long-term debt		(161,575)	(92,158)
Repayment of debentures		(621,976)	(558,184)
Payment of dividends		(655,946)	(655,133)
Cash outflows from derivative transactions		—	(5,415)

Sub-total		(1,966,607)	(2,960,890)

Net cash provided by (used in) financing activities		(436,749)	973,161

Net increase (decrease) in cash and cash equivalents		191,961	(638,945)
Cash and cash equivalents at beginning of the year		256,577	895,558
Effects of exchange rate changes on cash and cash equivalents		(79)	(36)

Cash and cash equivalents at end of the year	￦	448,459	256,577

See accompanying notes to the separate financial statements.

8

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to engage in providing cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications in Korea. The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of December 31, 2013, the Company’s total issued shares are held by the following:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service	4,760,489	5.90
Institutional investors and other minority stockholders	45,812,395	56.73
Treasury stock	9,809,375	12.15

Total number of shares	80,745,711	100.00

2.	Basis of Presentation

(1)	Statement of compliance

These separate financial statements were prepared in accordance with K-IFRS, as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027, ‘Separate Financial Statements’ presented by a parent, an investor in an associate or a venturer in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on February 6, 2014, which will be submitted for approval at the shareholders’ meeting to be held on March 21, 2014.

(2)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the separate statement of financial position:

•	derivative financial instruments are measured at fair value

•	financial instruments at fair value through profit or loss are measured at fair value

•	available-for-sale financial assets are measured at fair value

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets and unrecognized past service costs

(3)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

9

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1) Critical judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes: revenue, classification of investment property.

2) Assumptions and estimation uncertainties

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes: allowance for doubtful accounts, estimated useful lives of property and equipments and intangible assets, impairment of goodwill, measurement of defined benefit obligation, recognition of deferred tax assets (liabilities), and commitments and contingencies.

3) Fair value measurement

The Company establishes fair value measurement policies and procedures as its accounting policies and disclosures require fair value measurements for the majority of financial and non-financial assets and liabilities. Such policies and procedures are executed by the valuation division, which is responsible for the review of significant fair value measurements including fair value classified as level 3 in the fair value hierarchy and the results of which are directly reported to the finance executive.

The valuation division regularly reviews unobservable significant inputs and valuation adjustments. If third party information such as prices available from an exchange, dealer, broker, industry group, pricing service or regulatory agency is used for fair value measurements, the valuation division reviews whether the valuation based on third party information includes classification by levels within the fair value hierarchy and meets the requirements for the relevant standards.

The Company uses the best observable inputs in market when measuring fair values of assets or liabilities. Fair values are classified within the fair value hierarchy based on inputs used in valuation method, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs)

10

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

2.	Basis of Presentation, Continued

(4)	Use of estimates and judgments, Continued

If various inputs used to measure fair value of assets or liabilities are transferred between levels of the fair value hierarchy, the Company classifies the assets and liabilities at the lowest level of inputs among the fair value hierarchy which is significant to the entire measured value and recognizes transfers between levels at the end of the reporting period of which such transfers occurred.

Information about assumptions used for fair value measurements are included in note 31.

(5)	Common control transactions

SK Holdings Co., Ltd. (“the Ultimate Controlling Entity”) is the Ultimate Controlling Entity of the Company because it controls the Company. Accordingly, gains and losses from business acquisitions and dispositions involving entities that are under the control of the Ultimate Controlling Entity are accounted for as common control transactions within equity.

3.	Changes in Accounting Policies

The accounting policies have been applied consistently to all periods presented in these separate financial statements except for new standards, interpretations and amendments to existing standards mandatory for the Company for annual periods beginning on or after January 1, 2013 set out below.

-	K-IFRS No. 1113, ‘Fair Value Measurement’

-	K-IFRS No. 1019, ‘Employee Benefits’

-	Amendments to K-IFRS No. 1001, ‘Presentation of Items of Other Comprehensive Income (“OCI”)’

-	Amendments to K-IFRS No. 1107, ‘Disclosure of offsetting financial assets and financial liabilities’

-	Amendments to K-IFRS No. 1036, ‘Disclosure of recoverable amount of non-financial assets’

(1)	Fair value measurement

K-IFRS No. 1113 has been amended to provide a single framework for fair value and information of fair value measurements when other standards requires or permits fair value measurements. The standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard replaces disclosures relating to fair value measurements required by other standards including K-IFRS No. 1107, and requires additional disclosures. The required disclosures are included in note 31.

11

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

3.	Changes in Accounting Policies, Continued

(2)	Defined benefit pension plans

The Company changed its accounting policy for recognition of gains and losses relating to defined benefit pension plans in accordance with the amendments to K-IFRS No. 1019, ‘Employee Benefits’. The Company determines net interest costs for net defined benefit liabilities using the discount rates used for the measurement of defined benefit obligations at the beginning of the reporting period and considers changes in net defined benefit liabilities due to contributions and retirement benefit payments. Accordingly, net interests on net defined benefits liabilities consist of interest costs on defined benefits obligations, interest income on plan assets and, if applicable, interest on the effects of limitations on asset recognition. Prior to the amendments, the Company determined interest income on plan assets based on the long-term expected return rate.

(3)	Presentation of other comprehensive income items

In accordance with the amendments, the Company classifies other comprehensive income items by nature and presents items as “items that will never be reclassified to profit or loss” and “items that are or may be reclassified to profit or loss.” Accordingly, the consolidated statement of comprehensive income for the year ended December 31, 2012 presented for comparative purposes, has been restated.

(4)	Offsetting financial assets and liabilities

As described in note 31, the Company provides disclosures relating to offsetting financial assets and financial liabilities in accordance with the amendments to K-IFRS No. 1107.

(5)	Disclosure of recoverable amount of non-financial assets

The Company early adopted the amendments to K-IFRS No. 1036. Accordingly, the Company makes the additional disclosures on required by the amendment when impairment losses are recognized and recoverable amounts are based on net fair value.

12

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements in accordance with K-IFRSs are included below. The accounting policies set out below have been applied consistently to all periods presented in these separate financial statements except for those as described in note 3.

Presentation and classification of certain items on the separate statements of comprehensive income for the year ended December 31, 2012, presented for the comparative purposes, have been modified by applying changes to the standards and classification method of other comprehensive income items.

(1)	Operating segments

The Company presents disclosures relating to operating segments on its separate financial statements in accordance with K-IFRS No. 1108, ‘Operating Segments’ and such disclosures are not separately disclosed on these separate financial statements.

(2)	Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027, ‘Separate Financial Statements’. The Company applied the cost method to investments in subsidiaries and associates in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

(3)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Company in the management of its short-term commitments.

(4)	Inventories

Inventories are stated at the acquisition cost using the average method. During the period, a perpetual inventory systems is used to value inventories, which is adjusted to the physical inventory counts performed at the period end. When the net realizable value of inventories is less than the acquisition cost, the carrying amount is reduced to the net realizable value and any difference is charged to current operations as operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

13

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity investments, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(i)	Financial assets at fair value through profit or loss

A financial asset is classified as financial assets are classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(ii)	Held-to-maturity investments

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest rate method.

(iii)	Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method except for loans and receivables of which the effect of discounting is immaterial.

(iv)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost.

14

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(5)	Non-derivative financial assets, Continued

(v)	De-recognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability. If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(vi)	Offsetting between financial assets and financial liabilities

Financial assets and financial liabilities are offset and the net amount is presented in the statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

(6)	Derivative financial instruments, including hedge accounting

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

(i)	Hedge accounting

The Company holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk. The Company designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship

Fair value hedge

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss. The gain or loss from remeasuring the hedging instrument at fair value for a derivative hedging instrument and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of income. The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting. Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

15

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(6)	Derivative financial instruments, including hedge accounting, Continued

Cash flow hedge

When a derivative is designated to hedge the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income, net of tax, and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

(ii)	Separable embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met:

(a)	the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract;

(b)	a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and

(c)	the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss.

Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

(iii)	Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

16

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset is impaired includes following loss events:

-	significant financial difficulty of the issuer or obligor;

-	a breach of contract, such as default or delinquency in interest or principal payments;

-	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

-	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

-	the disappearance of an active market for that financial asset because of financial difficulties; or

-	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group

In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

(i)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

17

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(7)	Impairment of financial assets, Continued

(ii)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses shall not be reversed.

(iii)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

(8)	Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent to initial recognition, an item of property, plant and equipment shall be carried at its cost less any accumulated depreciation and any accumulated impairment losses.

18

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(8)	Property, plant and equipment, Continued

Subsequent costs are recognized in the carrying amount of property, plant and equipment at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Property, plant and equipment, except for land, are depreciated on a straight-line basis over estimated useful lives that appropriately reflect the pattern in which the asset’s future economic benefits are expected to be consumed. A component that is significant compared to the total cost of property, plant and equipment is depreciated over its separate useful life.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized as other non-operating income (loss).

The estimated useful lives of the Company’s property, plant and equipment are as follows:

Useful lives (years)
Buildings and structures	15, 30
Machinery	3 ~ 6
Other property, plant and equipment (“Other PP&E”)	4 ~ 10

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(9)	Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

19

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(10)	Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

The estimated useful lives of the Company’s intangible assets are as follows:

Useful lives (years)
Frequency use rights	6 ~ 13
Land use rights	5
Industrial rights	5, 10
Development costs	5
Facility usage rights	10, 20
Other	3 ~ 20

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

20

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(11) Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received.

(i) Grants related to assets

Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduction to depreciation expense.

(ii) Grants related to income

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

(12)	Investment property

Property held for the purpose of earning rentals or benefiting from capital appreciation is classified as investment property. Investment property is initially measured at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Investment property except for land, are depreciated on a straight-line basis over 30 years as estimated useful lives.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

(13)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

21

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(13)	Impairment of non-financial assets, Continued

The Company estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Company estimates the recoverable amount of cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflect current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or a CGU exceeds its recoverable amount.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(14)	Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(i) Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned. If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life. The Company reviews to determine whether the leased asset may be impaired.

22

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(14)	Leases, Continued

(ii) Operating leases

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the period of the lease.

(iii) Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease shall be based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

(15) Non-current assets held for sale

Non-current assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. The assets or disposal group that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell. The Company recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036, ‘Impairment of Assets’.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

23

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(16) Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(i) Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(ii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statements of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(17) Employee benefits

(i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

(ii) Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods. Any changes from remeasurements are recognized through profit or loss in the period in which they arise.

24

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(17)	Employee benefits, Continued

(iii) Retirement benefits: defined contribution plans

When an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(iv) Retirement benefits: defined benefit plans

As of the end of reporting period, defined benefits liabilities relating to defined benefit plans are recognized as present value of defined benefit obligations net of fair value of plan assets.

The calculation is performed annually by an independent actuary using the projected unit credit method. When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Remeasurements of the net defined benefit liability comprise of actuarial gains and losses, the return on plan assets excluding amounts included in net interest on the net defined benefit liability, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability and recognized in other comprehensive income. The Company determines net interests on net defined benefit liability (asset) by multiplying discount rate determined at the beginning of the annual reporting period and considers changes in net defined benefit liability (asset) from contributions and benefit payments. Net interest costs and other costs relating to the defined benefit plan are recognized through profit or loss.

When the plan amendment or curtailment occurs, gains or losses on amendment or curtailment in benefits for the past service provided are recognized through profit or loss. The Company recognizes gain or loss on a settlement when the settlement of defined benefit plan occurs.

25

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(18) Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision shall be used only for expenditures for which the provision was originally recognized.

(19) Foreign currencies

Transactions in foreign currencies are translated to the respective functional currencies of Company entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(20) Equity capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares. The profits or losses from the purchase, disposal, reissue, or retirement of treasury shares are not recognized as current profit or loss. If the Company acquires and retains treasury shares, the consideration paid or received is directly recognized in equity.

26

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(21)	Hybrid bond

The Company recognizes a financial instrument issued by the Company as an equity instrument if it does not include contractual obligation to deliver financial assets including cash to the counter party.

(22)	Revenue

Revenue from the sale of goods, rendering of services or use of assets is measured at the fair value of the consideration received or receivable. Returns, trade discounts and volume rebates, and are recognized as a reduction of revenue.

(i) Services

Revenue from cellular services consists of revenue from basic charges, voice charges, data charges, data-roaming services and interconnection charges. Such revenues are recognized as services are performed. Revenues received for the activation of service are deferred and recognized over the average customer retention period.

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

(ii) Goods sold

Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

When two or more revenue generating activities or deliverables are sold under a single arrangement, each deliverable that is considered to be a separate unit of account is accounted for separately. The allocation of consideration from a revenue arrangement to its separate units of account is based on the relative fair values of each unit.

(iii) Customer loyalty programmes

For customer loyalty programmes, the fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The amount allocated to the award credits is estimated by reference to the fair value of the services to be provided with respect to the redeemable award credits. The fair value of the services to be provided with respect to the redeemable portion of the award credits granted to the customers in accordance with customer loyalty programmes is estimated taking into account the expected redemption rate and timing of the expected redemption. Considerations allocated to the award credits are deferred and revenue is recognized when the award credits are recovered and the Company performs its obligation to provide the service. The amount of revenue recognized is based on the relative size of the total award credits that are expected to be redeemed and the redeemed award credits in exchange for services.

27

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(23)	Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets, changes in the fair value of financial assets at fair value through profit or loss, and gains on hedging instruments that are recognized in profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, changes in the fair value of financial assets at fair value through profit or loss, and losses on hedging instruments that are recognized in profit or loss. Interest expense on borrowings and debentures are recognized in profit or loss using the effective interest rate method.

(24)	Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduces the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

28

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

4.	Significant Accounting Policies, Continued

(24)	Income taxes, Continued

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis. If there are any additional income tax expense incurred in accordance with dividend payments, such income tax expense is recognized when liabilities relating to the dividend payments are recognized.

(25)	Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(26)	New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning on or after January 1, 2013, and the Company has not early adopted them.

As of December 31, 2013, management is not able to evaluate the impact, if any, of applying these standards on its financial position and results of operations.

(i) K-IFRS No.1032, ‘Financial instruments: Presentation’

K-IFRS No. 1032, ‘Financial Instruments has been amended to clarify requirements for offsetting financial assets and financial liabilities by adding application guidance. The amendment is mandatorily effective for annual periods beginning on or after January 1, 2014.

29

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

5.	Restricted Deposits

Deposits which are restricted in use as of December 31, 2013 and 2012 are summarized as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Short-term financial instruments	￦
Charitable fund(*)		76,000	76,000
Other		—	7,500
Long-term financial instruments		7,569	69
Guarantee deposits		40	40

	￦	83,609	83,609

(*)	The Company established a trust fund for charitable purposes. Profits from the fund are donated to charitable institutions. As of December 31, 2013, the funds cannot be withdrawn.

6.	Trade and Other Receivables

(1)	Details of trade and other receivables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,614,466	(101,328)	1,513,138
Short-term loans		72,928	(730)	72,198
Accounts receivable - other		439,209	(50,734)	388,475
Accrued income		5,682	—	5,682

		2,132,285	(152,792)	1,979,493
Non-current assets:
Long-term loans		61,613	(21,688)	39,925
Guarantee deposits		152,057	—	152,057

		213,670	(21,688)	191,982

	￦	2,345,955	(174,480)	2,171,475

(In millions of won)
	December 31, 2012
	Gross amount		Allowances for impairment	Carrying amount
Current assets:
Accounts receivable - trade	￦	1,497,745	(90,539)	1,407,206
Short-term loans		76,471	(1,022)	75,449
Accounts receivable - other		421,695	(38,647)	383,048
Accrued income		4,147	—	4,147

		2,000,058	(130,208)	1,869,850
Non-current assets:
Long-term loans		72,801	(23,129)	49,672
Guarantee deposits		149,373	—	149,373

		222,174	(23,129)	199,045

	￦	2,222,232	(153,337)	2,068,895

30

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

6.	Trade and Other Receivables, Continued

(2)	The movement in allowance for doubtful accounts of trade and other receivables during the years ended December 31, 2013 and 2012 were as follows:

(In millions of won)
	2013		2012
Balance at January 1	￦	153,337	171,638
Increase of bad debt allowances		52,835	44,347
Reversal of allowances for doubtful accounts		—	(4,846)
Write-offs		(51,063)	(77,608)
Collection of receivables previously written-off		19,371	19,806

Balance at December 31	￦	174,480	153,337

(3)	Details of overdue but not impaired, and impaired trade and other receivable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Accounts receivable - trade		Other receivables	Accounts receivable - trade	Other receivables
Neither overdue or impaired	￦	1,169,946	622,679	1,093,481	636,292
Overdue but not impaired		32,705	—	25,502	—
Impaired		411,815	108,810	378,762	88,196

		1,614,466	731,489	1,497,745	724,488
Allowances for doubtful accounts		(101,328)	(73,152)	(90,539)	(62,798)

	￦	1,513,138	658,337	1,407,206	661,690

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period, past customer default experience, customer credit status, and economic and industrial factors.

(4)	The aging of overdue but not impaired accounts receivable as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Less than 1 month	￦	9,549	3,699
1 ~ 3 months		6,975	3,686
3 ~ 6 months		2,565	9,175
More than 6 months		13,616	8,942

	￦	32,705	25,502

31

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

7.	Investment Securities

(1)	Details of short-term investment securities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Beneficiary certificates(*)	￦	101,414	56,159
Current portion of long-term investment securities		628	242

	￦	102,042	56,401

(*)	The distributions arising from beneficiary certificates as of December 31, 2013, were accounted for as accrued income.

(2)	Details of long-term available-for-sale financial assets as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Equity securities:
Marketable equity securities	￦	574,321	584,029
Unlisted equity securities(*1)		22,870	18,814
Equity investments(*2)		111,792	115,120

		708,983	717,963
Debt securities:
Public bonds		356	356
Investment bonds(*3)		20,992	15,816

		21,348	16,172

Total		730,331	734,135
Less current portion of long-term investment securities		(628)	(242)

Long-term investment securities	￦	729,703	733,893

(*1)	Unlisted equity securities whose fair value cannot be measured reliably are recorded at cost.
(*2)	Equity investments are recorded at cost.
(*3)	The Company classified convertible bonds of NanoEnTek, Inc. (carrying amount as of December 31, 2013: ￦20,532 million) as financial assets at fair value through profit or loss. The difference between acquisition cost and fair value is accounted for as finance income (loss).

32

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

8.	Non-current Assets Held for Sale

A disposal contract for the Company’s ownership interests in SK Fans Co., Ltd., an associate, has been entered and investment in the associate was reclassified to non-current assets held for sale.

Non-current assets held for sale as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Investments in subsidiaries:
SKY Property Mgmt. Ltd.(*1)	￦	—	119,194
Investments in associates:
TR Entertainment(*2)		2,611	—
SK Fans Co., Ltd.(*3)		1,055	2,143

	￦	3,666	121,337

(*1)	For the year ended December 31, 2013, the Company disposed its ownership interests of 27% in SKY Property Mgmt. Ltd., a subsidiary, to SK Innovation Co., Ltd., a related party and recognized ￦71,200 million of disposal gain.
(*2)	For the year ended December 31, 2013, the Company entered into a disposal contract for ownership interests in TR Entertainment, and recognized the difference between contractual disposal price and carrying amount as impairment loss and classified to non-current assets held for sale.
(*3)	For the year ended December 31, 2013, contract changes for SK Fans Co., Ltd. has been made and the Company recognized the difference between the changes and the existing contractual amount as impairment loss.

The assets classified as held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

9.	Investments in Subsidiaries and Associates

(1)	Investments in subsidiaries and associates as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Investments in subsidiaries	￦	3,453,988	3,315,205
Investments in associates		4,556,133	4,600,342

	￦	8,010,121	7,915,547

33

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

9.	Investments in Subsidiaries and Associates, Continued

(2)	Details of investments in subsidiaries as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013				December 31, 2012
	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,082,272	83.5	￦	144,740	144,740
SK Broadband Co., Ltd.	149,638,354	50.6		1,242,247	1,242,247
PS&Marketing Corporation	46,000,000	100.0		213,934	213,934
Service Ace Co., Ltd.	4,385,400	100.0		21,927	21,927
Service Top Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.(*1)	72,927,317	100.0		1,538,020	1,234,884
SK Telecom China Holdings Co., Ltd.	—	100.0		29,116	29,116
SKY Property Mgmt. Ltd.(*2)	—	—		—	264,850
SKT Vietnam PTE. Ltd.(*3)	180,476,700	73.3		2,364	26,264
SKT Americas, Inc.	122	100.0		76,764	72,786
YTK Investment Ltd.	—	100.0		69,464	69,464
Atlas Investment	—	100.0		60,347	59,122
SK Global Healthcare Business Group Ltd.	—	100.0		25,784	25,784

Sub Total				3,453,988	3,434,399

Non-current assets held for sale(*2)				—	(119,194)

			￦	3,453,988	3,315,205

(*1)	The Company acquired additional 50% shares of SK Marketing & Company Co., Ltd., an associate, from SK Innovation Co., Ltd., a related party, and transferred its 100% shares of SK Marketing & Company Co., Ltd. to SK Planet Co., Ltd., and received 12,927,317 of new shares of SK Planet Co., Ltd. as a consideration. The additional interest in SK Planet Co., Ltd. is measured at the carrying value of the Company’s investments in SK Marketing & Company Co., Ltd. at the date of transaction.
(*2)	The Company disposed its ownership interests of 27% in SKY Property Mgmt. Ltd., a subsidiary, to SK Innovation Co., Ltd., a related party and reclassified carrying value of the ownership interests of ￦145,656 million to investments in associates as the Company has less than 50% of the ownership interests.
(*3)	The Company recognized the difference between recoverable amount and carrying amount of ￦23,900 million as impairment loss in relation to the ownership interests in SKT Vietnam PTE.Ltd., a subsidiary.

34

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

9.	Investments in Subsidiaries and Associates, Continued

(3)	Details of investments in associates as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013			December 31, 2012
	Number of shares	Ownership percentage (%)	Carrying amount	Carrying amount
SK Marketing & Company Co., Ltd.(*1)	—	—	—	112,531
SK China Company Ltd.(*2)	720,000	9.6	47,830	47,830
HappyNarae Co., Ltd.	680,000	42.5	12,250	12,250
Korea IT Fund(*3)	190	63.3	220,957	220,957
Wave City Development Co., Ltd.(*2)	382,000	19.1	1,532	1,532
HanaSK Card Co., Ltd.	57,647,058	49.0	400,000	400,000
Daehan Kanggun BcN Co., Ltd.	1,675,126	29.0	8,340	8,340
NanoEnTek, Inc.(*2)	1,807,130	9.2	11,000	11,000
TR Entertainment(*4,5)	—	—	—	7,560
SK Industrial Development China Co., Ltd.	72,952,360	21.0	83,691	83,691
Packet One Network(*5)	1,153,902	27.0	60,706	140,139
SK Technology Innovation Company	9,800	49.0	85,873	85,873
Lightsquared Inc.(*2,5)	3,387,916	3.3	—	—
SK hynix Inc.(*6)	146,100,000	20.6	3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1	14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1	14,243	14,243
SKY Property Mgmt. Ltd.	12,639	33.0	145,656	—
SK Wyverns Baseball Club Co., Ltd. and others	—	—	74,845	65,186

			4,556,133	4,600,342

(*1)	Increased by ￦190,606 million as the Company acquired 50% shares from SK Innovation Co., Ltd., a related party, during the year ended December 31, 2013, and the entire ownership interests has been provided to SK Planet Co., Ltd. as a consideration for the investment in kind.
(*2)	Classified as investments in associates because the Company can exercise significant influence over the associate through participation on the associate’s board of directors.
(*3)	Classified as an investment in associate because the Company has less than 50% of the voting rights of the board of directors.
(*4)	Classified as non-current assets held for sale as disposal contract has been entered during the year ended December 31, 2013.
(*5)	Recognized the difference between recoverable amount and carrying amount for the year ended December 31, 2013, as impairment loss.
(*6)	The Company’s ownership interests in SK hynix Inc. decreased as investors of convertible bonds issued by SK hynix Inc. exercised their conversion rights during the year ended December 31, 2013.

35

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

9.	Investments in Subsidiaries and Associates, Continued

(4)	The market price of investments in listed subsidiaries as of December 31, 2013 and 2012 are as follows:

(In millions of won, except for share data)
	December 31, 2013				December 31, 2012
	Market value per share (In won)		Number of shares	Market price	Market value per share (In won)	Number of shares	Market price
SK Broadband Co., Ltd.	￦	4,375	149,638,354	654,668	4,665	149,638,354	698,063

10.	Property and Equipment

(1)	Property and equipment as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Land	￦	416,991	—	416,991
Buildings		1,015,619	(430,244)	585,375
Structures		714,814	(351,721)	363,093
Machinery		18,807,106	(13,862,018)	4,945,088
Other		1,223,845	(751,013)	472,832
Construction in progress		676,607	—	676,607

	￦	22,854,982	(15,394,996)	7,459,986

(In millions of won)
	December 31, 2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment loss	Carrying amount
Land	￦	395,968	—	—	395,968
Buildings		1,004,058	(396,085)	—	607,973
Structures		681,748	(318,384)	—	363,364
Machinery		17,285,731	(12,740,389)	(12,531)	4,532,811
Other		1,430,451	(851,003)	—	579,448
Construction in progress		639,526	—	—	639,526

	￦	21,437,482	(14,305,861)	(12,531)	7,119,090

36

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

10.	Property and Equipment, Continued

(2)	Changes in property and equipment for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition (*1)	Disposal	Transfer	Depreciation	Ending balance
Land	￦	395,968	6,865	(21)	14,179	—	416,991
Buildings		607,973	729	(139)	11,045	(34,233)	585,375
Structures		363,364	17,779	(18)	15,315	(33,347)	363,093
Machinery		4,532,811	205,190	(6,250)	1,735,502	(1,522,165)	4,945,088
Other		579,448	1,162,131	(3,491)	(1,157,528)	(107,728)	472,832
Construction in progress		639,526	841,444	(25,105)	(779,258)	—	676,607

	￦	7,119,090	2,234,138	(35,024)	(160,745)	(1,697,473)	7,459,986

(In millions of won)
	2012
	Beginning balance		Acquisition (*1)	Disposal	Transfer	Depreciation	Impairment loss(*2)	Ending balance
Land	￦	409,696	1,499	(28,642)	13,415	—	—	395,968
Buildings		676,095	1,369	(37,618)	5,926	(37,799)	—	607,973
Structures		300,995	65,541	(81)	30,632	(33,723)	—	363,364
Machinery		3,581,275	233,841	(13,749)	2,047,902	(1,303,927)	(12,531)	4,532,811
Other		640,317	1,478,701	(3,463)	(1,439,656)	(96,451)	—	579,448
Construction in progress		651,791	1,103,944	(810)	(1,115,399)	—	—	639,526

	￦	6,260,169	2,884,895	(84,363)	(457,180)	(1,471,900)	(12,531)	7,119,090

(*1)	Acquisition for the years ended December 31, 2012 includes assets transferred of ￦1,265 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on property and equipment of ￦12,531 million in relation to the Digital Multimedia Broadcasting service.

37

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

11.	Goodwill

Goodwill as of December 31, 2013 and 2012 is as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Goodwill related to acquisition of Shinsegi Telecom, Inc.	￦	1,306,236	1,306,236

The recoverable amount of the CGU is based on its value in use calculated by applying the annual discount rate of 6.5% to the estimated future cash flows based on financial budgets for the next five years. An annual growth rate of 2.0% was applied for the cash flows expected to be incurred after five years and is not expected to exceed the Company’s long-term wireless business growth. Management of the Company does not expect the total carrying amount of the CGU will exceed the total recoverable amount due to reasonably possible changes from the major assumptions used to estimate the recoverable amount.

12.	Intangible Assets

(1)	Intangible assets as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Acquisition cost		Accumulated depreciation	Carrying amount
Frequency use rights	￦	3,033,879	(1,369,308)	1,664,571
Land use rights		34,755	(25,003)	9,752
Industrial rights		32,860	(23,747)	9,113
Development costs		101,957	(101,957)	—
Facility usage rights		43,461	(27,306)	16,155
Memberships(*1)		82,815	—	82,815
Other(*2)		1,702,751	(1,245,990)	456,761

	￦	5,032,478	(2,793,311)	2,239,167

(In millions of won)
	2012
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Carrying amount
Frequency use rights	￦	2,837,385	(1,140,610)	(2,907)	1,693,868
Land use rights		31,284	(21,469)	—	9,815
Industrial rights		31,846	(22,077)	—	9,769
Development costs		125,477	(124,812)	—	665
Facility usage rights		41,806	(25,020)	—	16,786
Memberships(*1)		81,518	—	—	81,518
Other(*2)		1,522,516	(1,147,065)	—	375,451

	￦	4,671,832	(2,481,053)	(2,907)	2,187,872

(*1)	Memberships are classified as intangible assets with indefinite useful life and are not amortized.
(*2)	Other intangible assets consist of computer software and usage rights to a research facility which the Company built and donated to a university which in turn the Company is given rights-to-use for a definite number of years.

38

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

12.	Intangible Assets, Continued

(2)	Details of changes in intangible assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013
	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency use rights(*)	￦	1,693,868	1,046,833	(814,213)	—	(261,917)	1,664,571
Land use rights		9,815	4,275	(50)	—	(4,287)	9,753
Industrial rights		9,769	1,910	(74)	—	(2,492)	9,113
Development costs		665	—	—	—	(665)	—
Facility usage rights		16,786	1,930	(75)	9	(2,495)	16,155
Memberships		81,518	2,131	(834)	—	—	82,815
Other		375,451	53,599	(185)	174,086	(146,191)	456,760

	￦	2,187,872	1,110,678	(815,431)	174,095	(418,047)	2,239,167

(*)	The Company newly acquired 1.8GHz frequency use rights through auction during the year ended December 31, 2013 and provided the existing 1.8GHz frequency use rights as partial consideration in connection with the new acquisition. The Company recognized ￦199,613 million of loss on disposal of property and equipment and intangible assets with regard to this transaction.

(In millions of won)
	2012
	Beginning balance		Acquisition(*1)	Disposal	Transfer	Amortization	Impairment loss(*2)	Ending balance
Frequency use rights	￦	1,889,102	16,659	—	—	(208,986)	(2,907)	1,693,868
Land use rights		12,739	2,080	(80)	—	(4,924)	—	9,815
Industrial rights		8,328	4,252	—	—	(2,811)	—	9,769
Development costs		1,186	—	—	931	(1,452)	—	665
Facility usage rights		15,058	3,997	(121)	108	(2,256)	—	16,786
Memberships		80,607	2,318	(1,407)	—	—	—	81,518
Other		357,775	51,230	(1,430)	109,061	(141,185)	—	375,451

	￦	2,364,795	80,536	(3,038)	110,100	(361,614)	(2,907)	2,187,872

(*1)	Acquisition for the year ended December 31, 2012 includes assets transferred of ￦200 million in relation to the transfer of Imagine business from SK Planet Co., Ltd.
(*2)	The Company recognized impairment loss on intangible assets of ￦2,907 million in relation to the frequency use rights of the discontinued Digital Multimedia Broadcasting service.

39

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

12.	Intangible Assets, Continued

(3)	Research and development expenditure recognized as expense for the years ended December 31, 2013 and 2012 are as follows:

	2013		2012
Research and development costs expensed as incurred	￦	231,767	213,162

(4)	The carrying amount and residual useful lives of frequency usage rights as of December 31, 2013 are as follows, all of which are depreciated on a straight-line basis:

(In millions of won)
	Amount		Description	Commencement of depreciation	Completion of depreciation
W-CDMA license	￦	294,245	Frequency use rights relating to W-CDMA service	Dec. 2003	Dec. 2016
W-CDMA license		48,933	Frequency use rights relating to W-CDMA service	Oct. 2010	Dec. 2016
800MHz license		304,080	Frequency use rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		1,004,960	Frequency use rights relating to LTE service	Sep. 2013	Dec. 2021
WiBro license		12,353	WiBro service	Mar. 2012	Mar. 2019

	￦	1,664,571

40

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

13.	Borrowings and Debentures

(1)	Short-term borrowings as of December 31, 2013 and 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2013		December 31, 2012
Woori Bank	4.20	Jan. 10, 2013	￦	—	100,000
Kookmin Bank	3.98	Jan. 10, 2013		—	100,000
	3.48	Jan. 3, 2014		60,000	—
CP	2.98	Jan. 14, 2013		—	60,000
	3.05	Jan. 25, 2013		—	20,000
	3.10	Jan. 29, 2013		—	50,000
	3.09	Jan. 3, 2014		100,000	—
	3.09	Jan. 6, 2014		100,000	—

			￦	260,000	330,000

(2)	Long-term borrowings as of December 31, 2013 and 2012 are as follows:

(In millions of won and thousands of U.S. dollars)
Lender	Annual interest rate (%)	Maturity	December 31, 2013		December 31, 2012
Bank of Communications	6M Libor + 0.29	Oct. 10, 2013	￦	—	32,133 (USD 30,000)
Bank of China	6M Libor + 0.29	Oct. 10, 2013		—	21,422 (USD 20,000)
DBS Bank	6M Libor + 0.29	Oct. 10, 2013		—	26,778 (USD 25,000)
SMBC	6M Libor + 0.29	Oct. 10, 2013		—	26,778 (USD 25,000)
Kookmin Bank and 13 others	4.48	Feb. 14, 2015		—	350,000
Export Kreditnamnden(*)	1.70	Apr. 29, 2022		99,975 (USD 94,736)	—

				99,975	457,111
Less present value discount on long-term borrowings				(3,287)	(1,668)

				96,688	455,443
Less current portion of bonds				(11,563)	(107,110)

			￦	85,125	348,333

(*)	For the year ended December 31, 2013, the Company obtained long-term borrowings from Export Kreditnamnden, an export credit agency. The long-term borrowings are redeemed by installment on an annual basis from 2014 to 2022.

41

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

13.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2013 and 2012 are as follows:

(In millions of won, thousands of U.S. dollars, and thousands of other currencies)
	Purpose	Maturity	Annual interest rate (%)	December 31, 2013		December 31, 2012
Unsecured private bonds	Refinancing fund	2016	5.00	￦	200,000	200,000
Unsecured private bonds		2013	4.00		—	200,000
Unsecured private bonds		2014	5.00		200,000	200,000
Unsecured private bonds	Other fund	2015	5.00		200,000	200,000
Unsecured private bonds		2018	5.00		200,000	200,000
Unsecured private bonds		2013	6.92		—	250,000
Unsecured private bonds		2016	5.54		40,000	40,000
Unsecured private bonds		2016	5.92		230,000	230,000
Unsecured private bonds	Operating fund	2016	3.95		110,000	110,000
Unsecured private bonds		2021	4.22		190,000	190,000
Unsecured private bonds	Operating and refinancing fund	2019	3.24		170,000	170,000
Unsecured private bonds		2022	3.30		140,000	140,000
Unsecured private bonds		2032	3.45		90,000	90,000
Unsecured private bonds	Operating fund	2023	3.03		230,000	—
Unsecured private bonds		2023	3.22		130,000	—
Foreign global bonds		2027	6.63		422,120	428,440
					(USD 400,000)	(USD 400,000)
Exchangeable bonds (*3,4)	Refinancing fund	2014	1.75		96,147	405,678
					(USD 91,109)	(USD 332,528)
Floating rate notes (*1)	Operating fund	2014	3M Libor + 1.60		263,825	267,775
					(USD 250,000)	(USD 250,000)
Floating rate notes (*2)		2014	SOR rate + 1.20		54,129	56,906
					(SGD 65,000)	(SGD 65,000)
Swiss unsecured private bonds		2017	1.75		356,601	351,930
					(CHF 300,000)	(CHF 300,000)
Foreign global bonds		2018	2.13		738,710	749,770
					(USD 700,000)	(USD 700,000)
Australian unsecured private bonds		2017	4.75		281,988	—
					(AUD 300,000)	—
Floating rate notes (*1)		2020	3M Libor + 0.88		316,590	—
					(USD 300,000)	—

					4,660,110	4,480,499
Less discounts on bonds					(34,193)	(40,392)

					4,625,917	4,440,107
Less current portion of bonds					(611,140)	(447,996)

				￦	4,014,777	3,992,111

(*1)	As of December 31, 2013, 3M Libor rate is 0.24%.
(*2)	As of December 31, 2013, SOR rate is 0.21%.

42

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

13.	Borrowings and Debentures, Continued

(3)	Debentures as of December 31, 2013 and 2012 are as follows: Continued

(*3)	As of December 31, 2013, exchangeable bonds are classified as financial liabilities at fair value through profit or loss.
(*4)	On April 7, 2009, the Company issued exchangeable bonds with a maturity of five years in the principal amount of USD 332,528,000 for USD 326,397,463 with a coupon rate of 1.75%.

The Company may redeem the principal amount after three years from the issuance date if the market price exceeds 130% of the exchange price during a predetermined period. The exchange right may be exercised during the period from May 18, 2009 to March 24, 2014.

Exchanges of notes for common shares may be prohibited under the Telecommunications Law or other legal restrictions which restrains foreign governments, individuals and entities from owning more than 49% of the Company’s voting stock. If such 49% ownership limitation is violated due to the exercise of exchange rights, the Company will pay the bond holder a cash settlement which will be determined at the average price of one day after a holder exercises its exchange right or the weighted average price for the following five or twenty business days. Unless either previously redeemed or exchanged, the notes are redeemable at 100% of the principal amount at maturity.

In accordance with a resolution of the general shareholder’s meeting on March 22, 2013 and a resolution of the Board of Directors’ meeting on July 25, 2013, the exchange price has changed from ￦197,760 to ￦189,121.

During 2013, the accumulated principal amount that was claimed for exchange is USD 268,977,000. For the year ended December 31, 2013, exchange of bonds in the principal amount of USD 170,223,000 was claimed and the Company granted 1,241,337 shares of treasury stock. The exchange of bonds in the principal amount of USD 98,754,000 was additionally claimed and cash was paid due to the limitation on foreign ownership under Article 6 of the Telecommunications Business Act. In addition, bonds in the principal amount of USD 6,505,000 were redeemed at par value due to the exercise of the Controlling Company’s early redemption rights.

As of December 31, 2013, exchange for the entire bonds in the principal amount of USD 57,046,000 was claimed and will be redeemed by cash during 2014. The Company recognized ￦134,232 million of financial costs in relation to the exchangeable bonds for the year ended December 31, 2013.

As of December 31, 2013, fair value of the exchangeable bonds is USD 91,108,508 and the exchange price is ￦189,121. The exchange price could be adjusted with the exchange rate of ￦1,383.40 per USD 1.

43

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

14.	Long-term Payables - Other

(1)	As of December 31, 2013 and 2012, long-term payables - other consist of payables related to the acquisition of W-CDMA licenses for 2.1GHz, 800MHZ, 2.3GHz and 1.8GHz frequencies as follows (Refer to note 12):

(In millions of won)
	Period of repayment	Coupon rate(*1)	Annual effective interest rate(*2)	September 30, 2013		December 31, 2012
2.1GHz	2012~2014	3.58%	5.89%	￦	17,533	35,067
800MHz	2013~2015	3.51%	5.69%		138,833	208,250
2.3GHz	2014~2016	3.00%	5.80%		8,650	8,650
1.8GHz	2012~2021	2.43~3.00%	4.84~5.25%		942,675	671,625

					1,107,691	923,592
Present value discount on long-term payables - other					(72,170)	(60,021)

					1,035,521	863,571
Less current portion of long-term payables – other					(207,668)	(161,575)
Current portion of present value discount on long-term payables – other					868	3,609

Carrying amount at December 31, 2013				￦	828,721	705,605

(*1)	The Company applied an annual interest rate equal to the previous year average lending rate of public funds financing account less 1%.
(*2)	The Company estimated the discount rate based on its credit ratings and corporate bond yield rate as there is no market interest rate available for long-term accounts payables-other.

(2)	The repayment schedule of long-term payables - other as of December 31, 2013 is as follows:

(In millions of won)	Amount
2014	￦	207,668
2015		190,134
2016		120,718
2017 and thereafter		589,171

	￦	1,107,691

44

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

15.	Provisions

Change in provisions for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	For the year ended December 31, 2013						As of December 31, 2013
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy(*1)	￦	353,383	9,416	(308,876)	—	53,923	53,334	589
Provision for restoration(*2)		32,791	3,761	(406)	(3,973)	32,173	13,225	18,948

	￦	386,174	13,177	(309,282)	(3,973)	86,096	66,559	19,537

(In millions of won)
	For the year ended December 31, 2012						As of December 31, 2012
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for handset subsidy	￦	762,238	272,869	(677,286)	(4,438)	353,383	279,977	73,406
Provision for restoration		28,623	4,508	(282)	(58)	32,791	6,842	25,949

	￦	790,861	277,377	(677,568)	(4,496)	386,174	286,819	99,355

(*1)	The Company recognizes a provision for handset subsidies given to the subscribers who purchase handsets on an installment basis.
(*2)	In the course of the Company’s activities, base station and other assets are utilized on leased premises which are expected to have costs associated with restoring the location where these assets are situated upon ceasing their use on those premises. The associated cash outflows, which are long-term in nature, are generally expected to occur at the dates of exit of the assets to which they relate. These restoration costs are calculated on the basis of the identified costs for the current financial year, extrapolated into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and are discounted to present value at a risk-adjusted rate specifically applicable to the liability. Forecasts of estimated future provisions are revised in light of future changes in business conditions or technological requirements. The Company records these restoration costs as property and equipments and subsequently allocates them to expense using a systematic and rational method over the asset’s useful life, and records the accretion of the liability as a charge to finance costs.

(2)	The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions
Provision for handset subsidy	estimation based on historical service retention period data
Provision for restoration	estimation based on inflation assuming demolition of the relevant assets after six years

45

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

16.	Defined Benefit Liabilities

(1)	Details of defined benefit liabilities as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Present value of defined benefit obligations	￦	154,460	133,098
Fair value of plan assets		(131,574)	(98,147)

	￦	22,886	34,951

(2)	Principal actuarial assumptions as of December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31, 2012
Discount rate for defined benefit obligations	3.96%	3.56%
Expected rate of salary increase	4.32%	5.20%

Discount rate for defined benefit obligation is determined based on the Company’s credit ratings and yield rate of corporate bonds with similar maturities for estimated payment term of defined benefit obligation. Expected rate of salary increase is determined based on the Company’s historical promotion index, inflation rate and salary increase ratio in accordance with salary agreement.

(3)	Changes in defined benefit obligations for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	For the year ended December 31
	2013		2012
Beginning balance	￦	133,098	95,359
Current service cost		33,920	29,605
Interest cost		4,977	4,663
Remeasurement
- Demographic assumption		(981)	—
- Financial assumption		(9,099)	4,403
- Adjustment based on experience		3,837	10,572
Benefit paid		(15,566)	(12,965)
Others(*)		4,274	1,461

Ending balance	￦	154,460	133,098

(*)	Others for the year ended December 31, 2013 include transfer to construction in progress and succession of liabilities in relation to employees transferred from affiliates. Others for the year ended December 31, 2012 include transfer to construction in progress and transfer from SK Planet Co., Ltd. in relation to the transfer of Imagine Business.

46

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

16.	Defined Benefit Liabilities, Continued

(4)	Changes in plan assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Beginning balance	￦	98,147	68,619
Interest income		3,535	2,464
Actuarial gain		1,578	677
Contributions to the plan		34,000	29,000
Benefit paid		(5,748)	(2,802)
Others(*)		62	189

Ending balance	￦	131,574	98,147

(*)	Others for the year ended December 31, 2013 include changes from transfer from affiliates. Others for the year ended December 31, 2012 include transfer from SK Planet Co., Ltd. in relation to the transfer of Imaging business.

The Company expects to make a contribution of ￦24,672 million to the defined benefit plans during the next financial year.

(5)	Expenses recognized in profit and loss (included in labor cost in the accompanying consolidated statements of income) and capitalized into construction-in-progress for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Current service cost	￦	33,920	29,605
Interest cost		4,977	4,663
Interest income		(3,535)	(2,464)

	￦	35,362	31,804

The above costs are recognized in labor cost, research and development, or capitalized into construction-in-progress.

(6)	Details of plan assets as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Equity instruments	￦	405	55
Debt instruments		33,320	24,199
Short-term financial instruments, etc.		97,849	73,893

	￦	131,574	98,147

Actual return on plan assets for the years ended December 31, 2013 and 2012 amounted to ￦5,113 million and ￦3,141 million, respectively.

(7)	As of December 31, 2013, effects on defined benefit obligations if each of significant actuarial assumptions changes within expectable and reasonable range are as follows:

(In millions of won)
	Increase		Decrease
Discount rate (if changed by 1%)	￦	(11,119)	11,923
Expected salary increase rate		12,061	(11,342)

47

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

16.	Defined Benefit Liabilities, Continued

The sensitivity analysis does not consider dispersion of all cashflows that are expected from the plan and provides approximate values of sensitivity for the assumptions used.

Weighted average durations of defined benefit obligations as of December 31, 2013 and 2012 are 8.49 years and 8.44 years, respectively.

17.	Derivative Instruments

(1)	Currency swap contracts under cash flow hedge accounting as of December 31, 2013 are as follows:

(In thousands of foreign currencies)
Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	Foreign currency risk	Currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 ~ Jul. 20, 2027
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (Singapore dollar denominated bonds face value of SGD 65,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	United Overseas Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Dec. 15, 2011	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank and Citi Bank	Dec. 15, 2011 ~ Dec. 12, 2014
Jun. 12, 2012	Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)	Foreign currency risk	Currency swap	Citibank and five other banks	Jun. 12, 2012 ~ Jun.12, 2017
Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)	Foreign currency risk	Currency swap	Barclays and nine other banks	Nov. 1, 2012 ~ May. 1, 2018
Jan. 17, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)	Foreign currency risk	Currency swap	BNP Paribas and three other banks	Jan. 17, 2013 ~ Nov. 17, 2017
Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)	Foreign currency risk and the interest rate risk	Currency interest rate swap	DBS Bank	Mar. 7, 2013 ~ Mar. 7, 2020
Dec. 16, 2013	Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of USD 94,736)	Foreign currency risk	Currency swap	Deutsche bank	Dec.16, 2013 ~ Apr. 29, 2022

48

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

17.	Derivative Instruments, Continued

(2)	As of December 31, 2013, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments are as follows:

(In millions of won, thousands of foreign currencies)
	Fair value
Hedged item	Accumulated gain (loss) on valuation of derivatives		Tax effect	Accumulated foreign currency translation gain (loss)	Others(*)	Fair value
Non-current assets:
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 400,000)	￦	(42,772)	(13,656)	(34,853)	129,806		38,525
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 300,000)		8,822	2,816	(8,451)	—		3,187

Total assets						￦	41,712

Current liabilities:
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of USD 250,000)	￦	5,871	1,875	(25,602)	—		(17,856)
Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of SGD 65,000)		7	2	(3,323)	—		(3,314)

							(21,170)

Non-current liabilities:
Fixed-to-fixed cross currency swap (Swiss Franc denominated bonds face value of CHF 300,000)		(5,275)	(1,684)	(6,902)	—		(13,861)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 700,000)		(8,400)	(2,682)	(24,435)	—		(35,517)
Fixed-to-fixed cross currency swap (Australia dollar denominated bonds face value of AUD 300,000)		4,262	1,361	(53,295)	—		(47,672)
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of USD 94,736)		(2,548)	(813)	201	—		(3,160)

Total liabilities						￦	(100,210)

(*)	Cash flow hedge accounting has been applied to the relevant contract from May 12, 2010. Others represent gain on valuation of currency swap incurred prior to the application of hedge accounting and was recognized through profit or loss prior to the year ended December 31, 2012.

49

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

18.	Share Capital and Capital Surplus (Deficit) and Other Capital Adjustments

The Company’s outstanding share capital consists entirely of common stock with a par value of ￦500. The number of authorized, issued and outstanding common shares and capital surplus (deficit) and other capital adjustments as of December 31, 2013 and 2012 are as follows:

(In millions of won, except for share data)
	December 31, 2013		December 31, 2012
Authorized shares		220,000,000	220,000,000
Issued shares(*)		80,745,711	80,745,711
Share capital
Common stock	￦	44,639	44,639
Capital surplus (deficit) and other capital adjustments:
Paid-in surplus		2,915,887	2,915,887
Treasury stock		(2,139,683)	(2,410,451)
Loss on disposal of treasury stock		(18,087)	(18,855)
Hybrid bond (note 20)		398,518	—
Others		(722,741)	(722,741)

	￦	433,894	(236,160)

(*)	During the years ended December 31, 2003, 2006 and 2009, the Company retired 7,002,235 shares, 1,083,000 shares and 448,000 shares, respectively, of treasury stock which reduced its retained earnings before appropriation in accordance with the Korean Commercial Law. As a result, the Company’s outstanding shares have decreased without change in the share capital.

Changes in number of shares outstanding for the years ended December 31, 2013 and 2012 are as follows:

(In shares)	2013			2012
	Issued shares	Treasury stock	Outstanding shares	Issued shares	Treasury stock	Outstanding shares
Beginning issued shares	80,745,711	11,050,712	69,694,999	80,745,711	11,050,712	69,694,999
Disposal of treasury stock	—	(1,241,337)	1,241,337	—	—	—

Ending issued shares	80,745,711	9,809,375	70,936,336	80,745,711	11,050,712	69,694,999

50

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

19.	Treasury Stock

The Company acquired treasury stock to provide stock dividends, issue new stocks, merge with Shinsegi Telecom, Inc. and SK IMT Co, Ltd., increase shareholder value and to stabilize its stock prices when needed. Treasury stock as of December 31, 2013 and 2012 are as follows:

(In millions of won, shares)
	December 31, 2013		December 31, 2012
Number of shares		9,809,375	11,050,712
Amount	￦	2,139,683	2,410,451

The Company granted 1,241,337 shares of treasury stock (acquisition cost: ￦270,768 million) due to the exchange claim by the holders of exchangeable bonds from May 14, 2013 to October 24, 2013.

20.	Hybrid Bond

Hybrid bond classified as equity as of December 31, 2013 is as follows:

(In millions of won)
	Type	Issuance date	Maturity	Annual interest rate (%)	Amount
Private hybrid bond	Blank coupon unguaranteed subordinated bond	June 7, 2013	June 7, 2073(*1)	4.21(*2)	￦	400,000
Issuance costs						(1,482)

					￦	398,518

Hybrid bond issued by the Company is classified as equity as there is no contractual obligation for delivery of financial assets to the underwriter.

(*1)	The Company is able to extend the maturity under the same issuance terms without any notice or announcement.
(*2)	Annual interest rate is adjusted after five years from the issuance date.

51

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

21.	Retained Earnings

(1)	Retained earnings as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Appropriated:
Legal reserve	￦	22,320	22,320
Reserve for research & manpower development		155,767	220,000
Reserve for business expansion		9,376,138	9,106,138
Reserve for technology development		2,271,300	1,901,300

		11,825,525	11,249,758
Unappropriated		840,174	1,164,223

	￦	12,665,699	12,413,981

(2)	Legal reserve

The Korean Commercial Code requires the Company to appropriate as a legal reserve at least 10% of cash dividends paid for each accounting period until the reserve equals 50% of outstanding share capital. The legal reserve may not be utilized for cash dividends, but may only be used to offset a future deficit, if any, or may be transferred to share capital.

(3)	Reserve for research & manpower development

The reserve for research and manpower development was appropriated in order to recognize certain tax deductible benefits through the early recognition of future expenditures for tax purposes. These reserves will be reversed from appropriated and retained earnings in accordance with the relevant tax laws. Such reversal will be included in taxable income in the year of reversal.

52

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

22.	Statements of Appropriation of Retained Earnings

Details of appropriations of retained earnings for the years ended December 31, 2013 and 2012 are as follows:

Date of appropriation for 2013: March 21, 2014

Date of appropriation for 2012: March 22, 2013

(In millions of won)
	2013		2012
Unappropriated retained earnings:
Unappropriated retained earnings	￦	3,018	1,989
Remeasurement of defined benefit obligations		5,927	(10,838)
Interim dividends – ￦1,000 per share, 200% on par value		(70,508)	(69,695)
Interest on hybrid bond		(8,420)	—
Profit		910,157	1,242,767

		840,174	1,164,223

Transfer from voluntary reserves:
Reserve for research and manpower development		64,233	64,233

Appropriation of retained earnings:
Reserve for research and manpower development		60,000	—
Reserve for business expansion		100,000	270,000
Reserve for technology development		145,000	370,000
Cash dividends – ￦8,400 per share, 1,680% on par value		595,865	585,438

		900,865	1,225,438

Unappropriated retained earnings to be carried over to subsequent year	￦	3,542	3,018

53

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

23.	Reserves

(1)	Details of reserves, net of taxes, as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Unrealized fair value of available-for-sale financial assets	￦	211,209	206,414
Unrealized fair value of derivatives		(40,033)	(51,826)

	￦	171,176	154,588

(2)	Changes in reserves for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2013		206,414	(51,826)	154,588
Changes		6,326	15,058	21,384
Tax effect		(1,531)	(3,265)	(4,796)

Balance at December 31, 2013	￦	211,209	(40,033)	171,176

(In millions of won)	2012
	Net change in unrealized fair value of available-for-sale financial assets		Net change in unrealized fair value of derivatives	Total
Balance at January 1, 2012		352,617	(32,123)	320,494
Changes		(192,879)	(24,266)	(217,145)
Tax effect		46,676	4,563	51,239

Balance at December 31, 2012	￦	206,414	(51,826)	154,588

54

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

23.	Reserves, Continued

(3)	Details of change in fair value of available-for-sale financial assets for the years ended December 31, 2013 and 2012 are as follows

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	272,314	(65,900)	206,414
Amount recognized as other comprehensive income during the year		6,326	(1,531)	4,795
Amount reclassified through profit or loss		—	—	—

Balance at December 31, 2013	￦	278,640	(67,431)	211,209

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	465,193	(112,576)	352,617
Amount recognized as other comprehensive income during the year		(37,609)	9,101	(28,508)
Amount reclassified through profit or loss		(155,270)	37,575	(117,695)

Balance at December 31, 2012	￦	272,314	(65,900)	206,414

(4)	Details of change in valuation of derivatives for the years ended December 31, 2013 and 2012 are as follows.

(In millions of won)	2013
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2013	￦	(67,871)	16,045	(51,826)
Amount recognized as other comprehensive income during the year		12,404	(3,002)	9,402
Amount reclassified through profit or loss		2,654	(263)	2,391

Balance at December 31, 2013	￦	(52,813)	12,780	(40,033)

(In millions of won)	2012
	Before taxes		Income tax effect	After taxes
Balance at January 1, 2012	￦	(43,606)	11,483	(32,123)
Amount recognized as other comprehensive income during the year		(19,827)	4,798	(15,029)
Amount reclassified through profit or loss		(4,438)	(236)	(4,674)

Balance at December 31, 2012	￦	(67,871)	16,045	(51,826)

55

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

24.	Other Operating Expenses

Details of other operating expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012
Other Operating Expenses:
Communication expenses	￦	49,789	59,398
Utilities		168,073	147,442
Taxes and dues(*)		19,184	81,145
Repair		191,489	185,588
Research and development		231,767	213,162
Training		27,847	29,295
Bad debt for accounts receivables – trade		32,051	22,502
Reversal of allowance for doubtful accounts		—	(4,846)
Other		48,743	49,675

	￦	768,943	783,361

(*)	Penalties in taxes and dues until the year ended December 31, 2012 were included in taxes and dues until the year ended December 31, 2012 while penalties were included in others (other non-operating expense) starting from the year ended December 31, 2013.

25.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	￦	1,869	142,988
Others(*1)		45,749	18,768

	￦	47,618	161,756

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	￦	233,611	9,628
Impairment loss on property and equipment, and intangible assets		—	15,438
Donations		59,820	77,357
Bad debt for accounts receivable – other		20,784	21,845
Others(*2)		103,037	9,379

	￦	417,252	133,647

(*1)	Primarily comprised of VAT adjustments and compensation for typhoon damage.
(*2)	Primarily comprised of penalties and legal costs.

56

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

26.	Finance Income and Costs

(1)	Details of finance income and costs for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013		2012
Finance Income:
Interest income	￦	32,265	52,408
Dividends		20,640	30,568
Gain on foreign currency transactions		9,260	3,341
Gain on foreign currency translations		699	158
Gain on valuation of financial assets at fair value through profit or loss		5,177	—
Gain on disposal of long-term investment securities		5,439	269,352
Gain on settlement of derivatives		7,716	26,103

	￦	81,196	381,930

(In millions of won)	2013		2012
Finance Costs:
Interest expense	￦	274,190	318,183
Loss on foreign currency transactions		13,607	4,895
Loss on foreign currency translations		662	746
Loss on disposal of long-term investment securities		73	9,136
Loss on settlement of derivatives		—	1,232
Loss on valuation of financial assets at fair value through profit or loss(*2)		—	1,262
Loss relating to financial liabilities at fair value through profit or loss(*1)		134,232	7,793
Other finance costs		—	189,951

	￦	422,764	533,198

(*1)	Loss relating to financial liabilities at fair value through profit or loss for the year ended December 31, 2013 related to exchangeable bonds (face amount of USD 326,397,463) due to the valuation loss from rising stock prices and loss on redemption of debenture upon the exchange claims.
(*2)	See note 26(5).

57

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

26.	Finance Income and Costs, Continued

(2)	Details of interest income included in finance income for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest income on cash equivalents and deposits	￦	18,677	29,361
Interest income on installment receivables and others		13,588	23,047

	￦	32,265	52,408

(3)	Details of interest expense included in finance costs for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest expense on bank overdrafts and borrowings	￦	22,786	107,211
Interest expense on debentures		211,124	167,770
Others		40,280	43,202

	￦	274,190	318,183

58

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

26.	Finance Income and Costs, Continued

(4)	Finance income and costs by categories of financial instruments for the years ended December 31, 2013 and 2012 are as follows. Bad debt expenses (reversal of allowance for doubtful accounts) for accounts receivable – trade, loans and receivables are excluded and are explained in note 6.

(i) Finance income and costs

(In millions of won)
	2013			2012
	Finance income		Finance costs	Finance income	Finance costs
Financial Assets:
Financial asset at fair value through profit or loss	￦	5,177	—	—	1,262
Available-for-sale financial assets		27,061	73	301,925	199,088
Loans and receivables		40,502	14,219	53,791	5,637
Derivative designated as hedging instrument		7,716	—	26,103	1,231

Subtotal		80,456	14,292	381,819	207,218

Financial Liabilities:
Financial liability at fair value through profit or loss		—	134,232	—	7,793
Financial liability valuate as amortised cost		740	274,240	111	318,187

Subtotal		740	408,472	111	325,980

Total	￦	81,196	422,764	381,930	533,198

(ii) Other comprehensive income

(In millions of won)
	2013		2012
Financial Assets:
Available-for-sale financial assets	￦	4,795	(146,203)
Derivative designated as hedging instrument		12,810	(19,869)

Subtotal		17,605	(166,072)

Financial Liabilities:
Derivative designated as hedging instrument		(1,017)	166

Subtotal		(1,017)	166

Total	￦	16,588	(165,906)

(5)	Details of impairment losses for financial assets for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Available-for-sale financial assets	￦	—	189,951
Bad debt for accounts receivable – trade		32,051	22,502
Bad debt for accounts receivable – other		20,784	21,845

	￦	52,835	234,298

59

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

27.	Income Tax Expense

(1)	Income tax expenses for the years ended December 31, 2013 and 2012 consist of the following:

(In millions of won)
	2013		2012
Current tax expense
Current tax payable	￦	173,915	161,010
Adjustments recognized in the period for current tax of prior periods		(24,665)	(68,414)

		149,250	92,596

Deferred tax expense
Changes in net deferred tax assets		168,324	156,657
Tax directly charged to equity		(6,934)	54,699

		161,390	211,356

Income tax for continuing operation	￦	310,640	303,952

(2)	The difference between income taxes computed using the statutory corporate income tax rates and the recorded income taxes for the years ended December 31, 2013 and 2012 is attributable to the following:

(In millions of won)
	2013		2012
Income taxes at statutory income tax rate	￦	294,971	373,844
Non-taxable income		(34,067)	(4,716)
Non-deductible expenses		65,717	16,811
Tax credit and tax reduction		(36,290)	(69,515)
Changes in unrealizable deferred taxes		52,346	20,798
Others (Income tax refund, tax effect from statutory tax rate change, etc.)		(32,037)	(33,270)

Income tax for continuing operation	￦	310,640	303,952

(3)	Deferred taxes directly charged to (credited from) equity for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Net change in fair value of available-for-sale financial assets	￦	(1,531)	46,676
Gain or loss on valuation of derivatives		(3,265)	4,563
Remeasurement of defined benefit obligations		(1,893)	3,460
Loss on disposal of treasury stock		(245)	—

	￦	(6,934)	54,699

60

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

27.	Income Tax Expense, Continued

(4)	Details of changes in deferred tax assets (liabilities) for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)	2013
	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	36,945	6,407	—	43,352
Accrued interest income		(1,004)	(371)	—	(1,375)
Available-for-sale financial assets		12,156	(20,350)	(1,531)	(9,725)
Investments in subsidiaries and associates		81,416	3,882	—	85,298
Property and equipment (depreciation)		(235,440)	(73,217)	—	(308,657)
Provisions		85,519	(72,470)	—	13,049
Retirement benefit obligation		9,573	226	(1,893)	7,906
Gain or loss on valuation of derivatives		16,046	—	(3,265)	12,781
Gain or loss on foreign currency translation		19,706	(126)	—	19,580
Tax free reserve for research and manpower development		(31,089)	1,025	—	(30,064)
Goodwill relevant to leased line		68,675	(37,650)	—	31,025
Unearned revenue (activation fees)		97,110	(43,698)	—	53,412
Others		(35,890)	74,952	(245)	38,817

	￦	123,723	(161,390)	(6,934)	(44,601)

61

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

27.	Income Tax Expense, Continued

(In millions of won)	2012
	Beginning		Deferred tax expense (income)	Directly added to (deducted from) equity	Ending
Deferred tax assets (liabilities) related to temporary differences
Allowance for doubtful accounts	￦	25,065	11,880	—	36,945
Accrued interest income		(1,277)	273	—	(1,004)
Available-for-sale financial assets		(82,304)	47,784	46,676	12,156
Investments in subsidiaries and associates		61,468	19,948	—	81,416
Property and equipment (depreciation)		(142,651)	(92,789)	—	(235,440)
Provisions		184,462	(98,943)	—	85,519
Retirement benefit obligation		10,729	(4,616)	3,460	9,573
Gain or loss on valuation of derivatives		11,483	—	4,563	16,046
Gain or loss on foreign currency translation		9,268	10,438	—	19,706
Tax free reserve for research and manpower development		(53,240)	22,151	—	(31,089)
Goodwill relevant to leased line		116,287	(47,612)	—	68,675
Unearned revenue (activation fees)		116,512	(19,402)	—	97,110
Others		24,578	(60,468)	—	(35,890)

	￦	280,380	(211,356)	54,699	123,723

(5)	Details of temporary differences not recognized as deferred tax assets in the statements of financial position as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Allowance for doubtful accounts	￦	77,405	77,405
Investments in subsidiaries and associates		626,620	410,313
Other temporary differences		51,150	51,150

	￦	755,175	538,868

62

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

28.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013		2012
Profit for the period	￦	910,157	1,242,767
Interest on hybrid bond		(8,420)	—

Profit for the period on common shares		901,737	1,242,767
Weighted average number of common shares outstanding		70,247,592	69,694,999

Basic earnings per share (In won)	￦	12,837	17,832

2)	The weighted average number of common shares outstanding for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013		2012
Outstanding common shares at January 1	￦	80,745,711	80,745,711
Effect of treasury stock		(10,498,119)	(11,050,712)

Weighted average number of common shares outstanding	￦	70,247,592	69,694,999

(2)	Diluted earnings per share

1)	Diluted earnings per share for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013(*)		2012
Profit for the period	￦	901,737	1,242,767
Effect of exchangeable bonds		—	10,800

Profit for the period on common shares		901,737	1,253,567
Diluted weighted average number of common shares outstanding		70,247,592	72,021,148

Diluted earnings per share (In won)	￦	12,837	17,406

(*)	The number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds is excluded from the diluted earnings per share calculation for the year ended December 31, 2013 as the effect of exchangeable bond would have been anti-dilutive (the weighted average number of diluted shares of 688,744); thus, diluted earnings per share for the year ended December 31, 2013 is the same as basic earnings per share.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

28.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the years ended December 31, 2013 and 2012 are calculated as follows:

(In millions of won, shares)
	2013		2012
Weighted average number of common shares outstanding	￦	70,247,592	69,694,999
Effect of exchangeable bonds(*)		—	2,326,149

Diluted weighted average number of common shares outstanding	￦	70,247,592	72,021,148

(*)	Effect of exchangeable bonds represents weighted average number of common shares outstanding in respect of the exchangeable common shares of exchangeable bonds, which could be exchanged to treasury stock.

29.	Dividends

(1)	Details of dividends declared

Details of dividend declared for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won, except for face value and share data)
Year	Dividend type	Number of shares outstanding	Face value (In won)	Dividend ratio	Dividends
2013	Cash dividends (Interim)	70,508,482	500	200%	￦	70,508
	Cash dividends (Year-end)	70,936,336	500	1,680%		595,865

					￦	666,373

2012	Cash dividends (Interim)	69,694,999	500	200%	￦	69,695
	Cash dividends (Year-end)	69,694,999	500	1,680%		585,438

					￦	655,133

(2)	Dividends payout ratio

Dividends payout ratios for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
Year	Dividends calculated	Profit	Dividends payout ratio
2013	￦666,373	910,157	73.22%
2012	￦655,133	1,242,767	52.72%

(3)	Dividends yield ratio

Dividends yield ratios for the years ended December 31, 2013 and 2012 are as follows:

(In won)
Year	Dividend type	Dividend per share	Closing price at settlement	Dividend yield ratio
2013	Cash dividends	9,400	230,000	4.09%
2012	Cash dividends	9,400	152,500	6.16%

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

30.	Categories of Financial Instruments

(1)	Financial assets by categories as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	448,459	—	448,459
Financial instruments		—	—	173,569	—	173,569
Short-term investment securities		—	102,042	—	—	102,042
Long-term investment securities(*1)		20,532	709,171	—	—	729,703
Accounts receivable - trade		—	—	1,513,138	—	1,513,138
Loans and other receivables(*2)		—	—	658,337	—	658,337
Derivative financial assets		—	—	—	41,712	41,712

	￦	20,532	811,213	2,793,503	41,712	3,666,960

(In millions of won)
	December 31, 2012
	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivative financial instruments designated as hedged item	Total
Cash and cash equivalents	￦	—	—	256,577	—	256,577
Financial instruments		—	—	179,369	—	179,369
Short-term investment securities		—	56,401	—	—	56,401
Long-term investment securities(*1)		15,356	718,537	—	—	733,893
Accounts receivable - trade		—	—	1,407,206	—	1,407,206
Loans and other receivables(*2)		—	—	661,689	—	661,689
Derivative financial assets		—	—	—	61,959	61,959

	￦	15,356	774,938	2,504,841	61,959	3,357,094

(*1)	Long-term investment securities of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial assets at fair value through profit or loss.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

30.	Categories of Financial Instruments, Continued

(1)	Financial assets by categories as of December 31, 2013 and 2012 are as follows, Continued:

(*2)	Details of loans and other receivables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Short-term loans	￦	72,198	75,449
Accounts receivable - other		388,475	383,048
Accrued income		5,682	4,147
Long-term loans		39,925	49,672
Guarantee deposits		152,057	149,373

	￦	658,337	661,689

(2)	Financial liabilities by categories as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	121,380	121,380
Borrowings		—	356,688	—	356,688
Debentures(*1)		96,147	4,529,770	—	4,625,917
Accounts payable - other and others(*2)		—	3,279,604	—	3,279,604

	￦	96,147	8,166,062	121,380	8,383,589

(In millions of won)
	December 31, 2012
	Financial liabilities at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivative financial instruments designated as hedged item	Total
Derivative financial liabilities	￦	—	—	63,599	63,599
Borrowings		—	785,443	—	785,443
Debentures(*1)		405,678	4,034,429	—	4,440,107
Accounts payable - other and others(*2)		—	3,073,290	—	3,073,290

	￦	405,678	7,893,162	63,599	8,362,439

(*1)	Debentures of which the embedded derivative (conversion right option), which should be separated from the main contract, could not be separately measured, were designated as financial liabilities at fair value through profit or loss.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

30.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by categories as of December 31, 2013 and 2012 are as follows, Continued:

(*2)	Details of accounts payable and other payables as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	December 31, 2013		December 31, 2012
Accounts payable - other	￦	1,556,201	1,509,456
Withholdings		3	18
Accrued expenses		653,742	600,101
Current portion of long-term payables - other		206,800	157,966
Long-term payables - other		828,721	705,605
Other non-current liabilities		34,137	100,144

	￦	3,279,604	3,073,290

31.	Financial Risk Management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates, interest rates and equity prices. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets under financial risk management consist of cash and cash equivalents, financial instruments, available-for-sale financial assets, trade and other receivables. Financial liabilities consist of trade and other payables, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on recognized assets and liabilities. The Company manages currency risk by currency forward, etc. if needed to hedge currency risk on business transactions. Currency risk occurs on forecasted transaction and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

Monetary foreign currency assets and liabilities as of December 31, 2013 are as follows:

(In millions of won, thousands of U.S. dollars, thousands of Euros, thousands of Japanese Yen, thousands of other currencies)
	Assets			Liabilities
	Foreign currencies	Korean won equivalent		Foreign currencies	Korean won equivalent
USD	28,831	￦	30,440	1,917,801	￦	2,020,567
EUR	44,403		64,662	33		48
JPY	95,459		959	4,852		49
SGD	18		15	64,811		53,971
AUD	—		—	298,039		280,145
CHF	—		—	298,542		354,868
Other	1,181		1,812	69		87

		￦	97,888		￦	2,709,735

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures. (Refer to note 17)

As of December 31, 2013, effects on income (loss) before income tax as a result of change in exchange rate by 10% are as follows:

(In millions of won)
	If increased by 10%		If decreased by 10%
USD	￦	(7,224)	7,224
EUR		6,461	(6,461)
JPY		91	(91)
SGD		2	(2)
Others		172	(172)

	￦	(498)	498

(ii) Equity price risk

The Company has equity securities which include listed and non-listed securities for its liquidity and operating purpose. As of December 31, 2013, available-for-sale equity instruments measured at fair value amounts to ￦715,053 million.

(iii) Interest rate risk

Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, as such, the Company’s revenue and operating cash flow are not influenced by the changes in market interest rates. However, the Company still has interest rate risk arising from borrowings and debentures.

Accordingly, the Company performs various analysis of interest rate risk, which includes refinancing, renewal, alternative financing and hedging instrument option, to reduce interest rate risk and to optimize its financing.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

The Company’s interest rate risk arises from floating-rate borrowings and payables. As of December 31, 2013, floating-rate debentures amount to ￦634,544 million and the Company has entered into interest rate swaps to hedge interest rate risk related to floating-rate borrowings and debentures (Refer to note 17). If interest rate only increases (decreases) by 1%, income before income taxes for the year ended December 31, 2013 would not have been changed due to the interest expense from floating-rate borrowings and debentures.

2)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations. The maximum credit exposure as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Cash and cash equivalents	￦	448,429	256,547
Financial instruments		173,569	179,369
Available-for-sale financial assets		816	816
Accounts receivable - trade		1,513,138	1,407,206
Loans and receivables		658,337	661,689
Derivative financial assets		41,712	61,959
Financial assets at fair value through profit or loss		20,532	15,356

	￦	2,856,533	2,582,942

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors; based on such information, the Company establishes credit limits for each customer or counterparty.

For the year ended December 31, 2013, the Company has no trade and other receivables or loans which have indications of significant impairment loss or are overdue for a prolonged period. As a result, the Company believes that the possibility of default is remote. Also, the Company’s credit risk can rise due to transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivates. To minimize such risk, the Company has a policy to deal with high credit worthy financial institutions. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of December 31, 2013.

In addition, the aging of trade and other receivables that are overdue at the end of the reporting period but not impaired is stated in note 6 and the analysis of financial assets that are individually determined to be impaired at the end of the reporting period is stated in note 25.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

31.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash equivalents balance and have enough liquidity through various committed credit lines. The Company maintains flexibly enough liquidity under credit lines through active operating activities.

Contractual maturities of financial liabilities as of December 31, 2013 are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings	￦	356,688	371,898	273,412	53,733	44,753
Debentures(*1)		4,625,917	5,708,146	780,851	2,802,001	2,125,294
Accounts payable - other and others(*2)		3,279,604	3,389,862	2,361,032	655,619	373,211

	￦	8,262,209	9,469,906	3,415,295	3,511,353	2,543,258

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*1)	Includes estimated interest to be paid and excludes discounts on bonds.
(*2)	Excludes discounts on accounts payable-other and others.

As of December 31, 2013, periods which cash flows from cash flow hedge derivatives is expected to be incurred are as follows:

(In millions of won)
	Carrying amount		Contractual cash flows	Less than 1 year	1 -5 years	More than 5 years
Assets	￦	41,712	43,833	1,778	35,322	6,733
Liabilities		(121,380)	(131,245)	(32,503)	(97,294)	(1,448)

	￦	(79,668)	(87,412)	(30,725)	(61,972)	5,285

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity balance. The overall strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2012.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total debt divided by total equity; the total debt and equity is extracted from the financial statements.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

31.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Liability	￦	9,512,011	9,872,454
Equity		13,315,408	12,377,048

Debt-equity ratio		71.44%	79.76%

(3)	Fair value

1) Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2013 are as follows:

(In millions of won)
	2013
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	20,532	—	20,532	—	20,532
Derivative financial assets		41,712	—	41,712	—	41,712
Available-for-sale financial assets		715,053	574,321	46,414	94,318	715,053

	￦	777,297	574,321	108,658	94,318	777,297

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	448,459	—	—	—	—
Available-for-sale financial assets(*1,2)		96,160	—	—	—	—
Accounts receivable – trade and others(*1)		2,171,475	—	—	—	—
Financial instruments(*1)		173,569	—	—	—	—

	￦	2,889,663	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	96,147	96,147	—	—	96,147
Derivative financial liabilities		121,380	—	121,380	—	121,380

	￦	217,527	96,147	121,380	—	217,527

Financial liabilities that cannot be measured at fair value
Borrowings	￦	356,688	—	369,810	—	369,810
Debentures		4,529,770	—	4,621,010	—	4,621,010
Accounts payable - other and others(*1)		3,279,604	—	—	—	—

	￦	8,166,062	—	4,990,820	—	4,990,820

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2012 are as follows:

(In millions of won)	2012
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that can be measured at fair value
Financial assets at fair value through profit or loss	￦	15,356	—	15,356	—	15,356
Derivative financial assets		61,959	—	61,959	—	61,959
Available-for-sale financial assets		730,754	584,029	46,159	100,566	730,754

	￦	808,069	584,029	123,474	100,566	808,069

Financial assets that cannot be measured at fair value
Cash and cash equivalents(*1)	￦	256,577	—	—	—	—
Available-for-sale financial assets(*1,2)		44,184	—	—	—	—
Accounts receivable – trade and others(*1)		2,068,895	—	—	—	—
Financial instruments(*1)		179,369	—	—	—	—

	￦	2,549,025	—	—	—	—

Financial liabilities that can be measured at fair value
Financial liabilities at fair value through profit or loss	￦	405,678	405,678	—	—	405,678
Derivative financial liabilities		63,599	—	63,599	—	63,599

	￦	469,277	405,678	63,599	—	469,277

Financial liabilities that cannot be measured at fair value
Borrowings	￦	785,443	—	798,908	—	798,908
Debentures		4,034,429	—	4,224,907	—	4,224,907
Accounts payable – other and others(*1)		3,073,290	—	—	—	—

	￦	7,893,162	—	5,023,815	—	5,023,815

(*1)	Does not include fair values of financial assets and liabilities of which fair values have not been measured as carrying amounts are closed to the reasonable approximate fair values.
(*2)	Equity instruments which do not have quoted price in an active market for the identical instruments (inputs for level 1) are measured at cost in accordance with K-IFRS 1039 as such equity instruments cannot be reliably measured using other methods.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

31.	Financial Risk Management, Continued

(3)	Fair value, Continued

Fair value of the financial instruments that are traded in an active market (available-for-sale financial assets, financial liabilities at fair value through profit or loss, etc.) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for valuation of fair value of financial instruments that are not traded in an active market. Fair value of available-for-sale securities is determined using the market approach methods and financial assets through profit or loss are measured using the option pricing model. In addition, derivative financial contracts and long-term liabilities are measured using the present value methods. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets, liabilities being evaluated.

Interest rates used by the Company for the fair value measurement as of December 31, 2013 are as follows:

Interest rate
Derivative instruments	2.86% ~ 4.04%
Borrowings and Debentures	3.12%

3) There have been no transfers from Level 2 to Level 1 in 2013 and changes of financial assets classified as Level 3 for the year ended December 31, 2013 are as follows:

(In millions of won)
	Beginning		Valuation	Disposal	Ending
Available-for-sale financial assets	￦	100,566	15,779	(22,027)	94,318

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

31.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of December 31, 2013 are as follows:

(In millions of won)	Gross financial instruments recognized		Gross offset financial instruments recognized	Net financial instruments presented on the statements of financial position	Relevant amount not offset on the statements of financial position		Net amount
					Financial instruments	Cash collaterals received
Financial assets:
Derivatives(*)	￦	28,870	—	28,870	(28,870)	—	—
Accounts receivable – trade and other		138,897	(127,055)	11,842	—	—	11,842

		167,767	(127,055)	40,712	(28,870)	—	11,842

Financial liabilities:
Derivatives(*)		43,536	—	43,536	(28,870)	—	14,666
Accounts payable – other		127,055	(127,055)	—	—	—	—

	￦	170,591	(127,055)	43,536	(28,870)	—	14,666

(*)	The Company entered into derivative contracts which include enforceable master netting arrangement in accordance with ISDA. Generally, all contracts made with the identical currencies are settled from one party to another by combining one net amount. In this case, all contracts are liquidated and paid off at net amount by evaluating liquidation value if credit events such as bankruptcy occur.

ISDA agreements do not allow the Company to exercise rights of set-off unless credit events such as bankruptcy occur. Therefore, assets and liabilities recognized in accordance with the agreements cannot be offset as the Company does not have enforceable rights of set-off.

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

32.	Transactions with Related Parties

(1)	List of related parties

Relationship	Interest rate
Controlling Entity	SK Holding Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 27 others(*1)
Joint venture	Dogus Planet, Inc. and three others
Associates	SK hynix Inc. and 64 others
Affiliates	The Controlling Entity’s investor using the equity method, the Controlling Company, and the Controlling Company’s subsidiaries and associates, etc.

(*1)	As of December 31, 2013, subsidiaries of the Company are as follows:

Type	Company	Ownership percentage (%)	Types of business
Subsidiaries	SK Telink Co., Ltd.	83.5	Telecommunication and MVNO service
	M&Service Co., Ltd.	100.0	Data base and internet website service
	SK Communications Co., Ltd.	64.6	Internet website services
	Stonebridge Cinema Fund	57.0	Investment association
	Commerce Planet Co., Ltd.	100.0	Online shopping mall operation agency
	SK Broadband Co., Ltd.	50.6	Telecommunication services
	K-net Culture and Contents Venture Fund	59.0	Investment association
	Fitech Focus Limited Partnership II	66.7	Investment association
	Open Innovation Fund	98.9	Investment association
	PS&Marketing Corporation	100.0	Communications device retail business
	Service Ace Co., Ltd.	100.0	Customer center management service
	Service Top Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	BNCP Co., Ltd.	100.0	Internet website services
	SK Planet Co., Ltd.	100.0	Telecommunication service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment association
	Shenzhen E-eye High Tech Co., Ltd.	65.5	Manufacturing
	SK Global Healthcare Business Group., Ltd.	100.0	Investment association
	SK Planet Japan	100.0	Digital contents sourcing service
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment association
	SKT Americas, Inc.	100.0	Information gathering and consulting
	SKP America LLC.	100.0	Digital contents sourcing service
	YTK Investment Ltd.	100.0	Investment association
	Atlas Investment	100.0	Investment association
	Technology Innovation Partners, L.P.	100.0	Investment association
	SK Telecom China Fund I L.P.	100.0	Investment association

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SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

32.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operating, and controlling of the business as key management. The considerations given to such key management for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Salaries	￦	2,263	8,893
Provision for retirement benefits		1,012	799

	￦	3,275	9,692

Compensation for the key management includes salaries, non-monetary salaries and contributions made in relation to the pension plan.

(3)	Transactions with related parties for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)		2013
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment	Loans
Controlling Entity	SK Holding Co., Ltd.(*)		934	217,707	—	—
Subsidiaries	SK Broadband Co., Ltd.	￦	105,166	524,278	46,148	—
	PS&Marketing Corporation		7,404	441,309	—	—
	Network O&S Co., Ltd.		9,005	156,123	—	—
	SK Planet Co., Ltd.		48,840	580,910	3,039	—
	Others		70,366	357,535	1,029	—

			240,781	2,060,155	50,216	—

Associates	F&U Credit information Co., Ltd.		1,536	40,867	—	—
	HappyNarae Co., Ltd.		15	3,304	9,167	—
	SK hynix Inc.		3,113	1,120	—	—
	Others		2,323	3,300	—	997

			6,987	48,591	9,167	997

Other	SK Engineering & Construction Co., Ltd.		4,908	36,758	315,609	—
	SK C&C Co., Ltd.		3,185	269,829	126,539	—
	SK Networks Co., Ltd.		46,387	552,394	4,507	—
	Others		20,193	57,387	109,151	—

			74,673	916,368	555,806	—

Total		￦	323,375	3,242,821	615,189	997

(*)	Operating expense and others include ￦191,416 million of dividends paid by the Company.

76

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

32.	Transactions with Related Parties, Continued

(In millions of won)
		2012
Scope	Company	Operating revenue and others		Operating expense and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holding Co., Ltd.(*)	￦	870	217,728	—
Subsidiaries	SK Broadband Co., Ltd.		114,068	419,429	140,497
	PS&Marketing Corporation		4,673	463,067	—
	Network O&S Co., Ltd.		3,470	168,648	197,683
	SK Planet Co., Ltd.		44,705	554,286	2,817
	Others		78,164	365,239	1,071

			245,080	1,970,669	342,068

Associates	SK M&C		6,938	98,899	803
	F&U Credit information Co., Ltd.		1,512	47,489	—
	Hana SK Card, Co., Ltd.		63,716	196,936	44
	Others		562	87,733	9,911

			72,728	431,057	10,758

Other	SK C&C Co., Ltd.		4,431	266,918	219,077
	SK Engineering & Construction Co., Ltd.		5,230	39,622	569,215
	SK Networks Co., Ltd.		19,170	513,846	6,206
	Others		27,352	70,372	236,360

			56,183	890,758	1,030,858

Total		￦	374,861	3,510,212	1,383,684

(*)	Operating expense and others include ￦171,053 million of dividends paid by the Company.

77

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

32.	Transactions with Related Parties, Continued

(4)	Account balances as of December 31, 2013 and 2012 are as follows:

(In millions of won)		2013
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable- trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	193	—
Subsidiaries	SK Broadband Co., Ltd.		—	4,779	81,243
	SK Planet Co., Ltd.		—	10,882	116,927
	Service Ace Co., Ltd.		—	269	18,019
	Service Top Co., Ltd.		—	1,258	15,375
	Others		—	5,942	72,082

			—	23,130	303,646

Associates	HappyNarae Co., Ltd.		—	—	2,238
	SK hynix Inc.		—	392	—
	SK USA, Inc.		—	—	436
	Wave City Development Co., Ltd.		1,200	38,412	—
	SK Wyverns Baseball Club., Ltd.		1,425	—	—
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	Others		—	550	—

			24,727	39,354	2,674

Other	SK Engineering and Construction Co., Ltd.		—	767	11,374
	SK Networks Co., Ltd.		—	5,920	53,807
	SK C&C Co., Ltd.		—	140	64,071
	SK Telesys Co., Ltd.		—	372	6,438
	Others		—	3,735	10,479

			—	10,934	146,169

Total		￦	24,727	73,611	452,489

78

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

32.	Transactions with Related Parties, Continued

(In millions of won)		2012
		Accounts receivable			Accounts payable
Scope	Company	Loans		Accounts receivable- trade, and others	Accounts payable- trade, and others
Controlling Entity	SK Holding Co., Ltd.	￦	—	222	—
Subsidiaries	SK Broadband Co., Ltd.		—	2,493	73,483
	PS&Marketing Corporation		—	576	59,017
	Network O&S Co., Ltd.		—	607	124,481
	SK Planet Co., Ltd.		—	6,323	85,511
	Others		—	7,329	43,326

			—	17,328	385,818

Associates	SK Marketing & Company Co., Ltd		—	972	56,125
	HappyNarae Co., Ltd.		—	—	1,763
	SK hynix Inc.		—	249	887
	Wave City Development Co., Ltd.		—	38,412	—
	SK Wyverns Baseball Club., Ltd.		1,628	—	4,000
	Daehan Kanggun BcN Co., Ltd.		22,102	—	—
	Others		—	242	10,862

			23,730	39,875	73,637

Other	SK C&C Co., Ltd.		—	369	82,327
	SK Engineering and Construction Co., Ltd.		—	1,735	20,304
	SK Networks Co., Ltd.		—	9,174	65,206
	Others		—	3,844	21,822

			—	15,122	189,659

Total		￦	23,730	72,547	649,114

(5)	As of December 31, 2013, there are no collateral or guarantee provided by related parties to the Company.

79

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

33.	Sale and Leaseback

For the year ended December 31, 2012, the Company disposed a portion of its property and equipment and investment property, and entered into lease agreements with respect to those assets. This sale and leaseback transaction is considered as an operating lease.

In addition, the Company subleased portion of the leased assets. This lease and sublease transactions are expired in 2018 and 2023, respectively. The Company recognized lease payment of ￦13,703 million relating to the above operating lease agreement and lease revenue of ￦8,462 million through a sublease agreement. Future lease payments and lease revenue from the above operating lease agreement and sublease agreement are as follows:

(In millions of won)
	2013
	Lease payments		Lease revenue
Less than 1 year	￦	14,116	8,462
1~5 years		57,361	31,237
More than 5 years		53,527	23,403

	￦	125,004	63,102

80

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

34.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Interest income	￦	(32,265)	(52,408)
Dividends		(20,640)	(30,568)
Gain on foreign currency translation		(699)	(158)
Gain on valuation of financial assets at fair value through profit or loss		(5,177)	—
Gain on disposal of long-term investments securities		(5,439)	(269,352)
Gain on settlement of derivatives		(7,716)	(26,103)
Gain on disposal of property and equipment and intangible assets		(1,869)	(142,988)
Reversal of allowance for doubtful accounts		—	(4,846)
Other income		(3,626)	—
Interest expenses		274,190	318,183
Loss on foreign currency translation		662	746
Loss on valuation of financial asset at fair value through profit or loss		—	1,262
Loss on disposal of long-term investments securities		73	9,136
Loss on settlement of derivatives		—	1,232
Loss relating to financial liabilities at fair value through profit or loss		134,232	7,793
Other finance costs		—	189,951
Loss relating to investments in subsidiaries and associates		37,685	5,510
Income tax expense		310,640	303,952
Provision for retirement benefits		35,362	31,804
Depreciation and amortization		2,115,520	1,835,104
Bad debt for accounts receivable – trade		32,051	22,502
Impairment loss on property and equipment and intangible assets		—	15,438
Loss on disposal of property and equipment and intangible assets		233,611	9,628
Bad debt for accounts receivable – other		20,784	21,845
Other expenses		3,048	1,578

	￦	3,120,427	2,249,241

81

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

34.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Accounts receivable – trade	￦	(138,033)	(143,431)
Accounts receivable – other		(27,722)	369,045
Advance payments		(20,073)	47,108
Prepaid expenses		(6,821)	3,304
Inventories		(8,601)	(6,635)
Long-term accounts receivables – other		—	5,393
Long-term prepaid expenses		(1,425)	—
Guarantee deposits		(2,653)	14,331
Accounts payable – other		5,584	111,813
Advanced receipts		(3,095)	6,634
Withholdings		21,786	221,706
Deposits received		(66,828)	(44,165)
Accrued expenses		57,014	119,764
Unearned revenue		(183,655)	(81,944)
Provisions		(226,644)	(373,195)
Long-term provisions		(72,228)	(32,776)
Plan assets		(28,314)	(26,198)
Retirement benefit payment		(15,566)	(12,965)
Others		2,412	(1,077)

	￦	(714,862)	176,712

(3)	Significant non-cash transactions for the years ended December 31, 2013 and 2012 are as follows:

(In millions of won)
	2013		2012
Transfer of other property and equipment and others to construction in progress	￦	1,187,295	1,454,209
Transfer of construction in progress to property and equipment, and intangible assets		1,966,553	2,211,285
Accounts payable – other related to acquisition of property and equipment and intangible assets		349,793	8,009
Return of the existing 1.8GHz frequency use rights		614,600	—
Transfer of available-for-sale financial assets to investments in associates		—	8,130

82

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

Independent Accountant’s Review Report on Internal Accounting Control System (“IACS”)

Based on a report originally issued in Korean

To the Representative Director of

SK Telecom Co., Ltd.

We have reviewed the accompanying Report on the Management’s Assessment of IACS (the “Management’s Report”) of SK Telecom Co., Ltd. (the “Company”) As of December 31, 2013. The Management’s Report, and the design and operation of IACS are the responsibility of the Company’s management. Our responsibility is to review the Management’s Report and issue a review report based on our procedures. The Company’s management stated in the accompanying Management’s Report that “based on the assessment of the IACS As of December 31, 2013, the Company’s IACS has been appropriately designed and is operating effectively As of December 31, 2013, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.”

We conducted our review in accordance with the IACS Review Standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform a review, objective of which is to obtain a lower level of assurance than an audit, of the Management’s Report in all material respects. A review includes obtaining an understanding of a company’s IACS and making inquiries regarding the Management’s Report and, when deemed necessary, performing a limited inspection of underlying documents and other limited procedures.

The Company’s IACS represents internal accounting policies and a system to manage and operate such policies to provide reasonable assurance regarding the reliability of financial statements prepared, in accordance with Korean International Financial Reporting Standards, for the purpose of preparing and disclosing reliable accounting information. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness of IACS to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that the Management’s Report referred to above is not fairly stated, in all material respects, in accordance with the IACS Framework established by the Korea Listed Companies Association.

Our review is based on the Company’s IACS as of December 31, 2013, and we did not review its IACS subsequent to December 31, 2013. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in the Republic of Korea and may not be appropriate for other purposes or for other users.

February 21, 2014

83

SK TELECOM CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2013 and 2012

Report on the Assessment of Internal Accounting Control System (“IACS”)

To the Board of Directors and Audit Committee of

SK Telecom Co., Ltd.

I, as the Internal Accounting Control Officer (“IACO”) of SK Telecom Co., Ltd. (“the Company”), assessed the status of the design and operation of the Company’s IACS for the year ended December 31, 2013.

The Company’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been appropriately designed and is effectively operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of preparing and disclosing reliable financial statements reporting. I, as the IACO, applied the IACS Framework established by the Korea Listed Companies Association for the assessment of design and operation of the IACS.

Based on the assessment of the IACS, the Company’s IACS has been appropriately designed and is operating effectively As of December 31, 2013, in all material respects, in accordance with the IACS Framework.

February 5, 2014

/s/ Internal Accounting Control Officer

/s/ Chief Executive Officer

84

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Soo Cheol Hwang
(Signature)

Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: April 30, 2014